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Filed Pursuant to Rule 424(b)(1)
Registration Statement No. 333-117127

PROSPECTUS

5,550,000 Shares

Common Stock

This is our initial public offering of common stock. We are offering 3,822,173 shares and the selling stockholders are offering 1,727,827 shares. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

Currently, no public market exists for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "JMDT."

Investing in our common stock involves risks.
See "Risk Factors" beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$16.00	$88,800,000
Underwriting discount	$1.12	$6,216,000
Proceeds, before expenses, to JAMDAT	$14.88	$56,873,934
Proceeds, before expenses, to selling stockholders	$14.88	$25,710,066

The underwriters may also purchase up to an additional 568,608 shares from us and 263,892 shares from the selling stockholders, at the public offering price, less the underwriting discount, at any time until 30 days after the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares is expected to be on or about October 4, 2004.

Lehman Brothers	Merrill Lynch & Co.

UBS Investment Bank

September 28, 2004

JAMDAT® mobile

NOKIA
JAMDAT
Solitaire
SAMSUNG
JAMDAT BOWLING
Sprint
orange
Hole 1, Par 5
MOTOROLA
verizon

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        The "JAMDAT" family of related marks, images and symbols are our properties and trademarks. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective holders. References to "JAMDAT," "we," "us," "our," or similar terms refer to JAMDAT Mobile Inc. together with its consolidated subsidiaries.

        All references to market data, industry statistics and other information in this prospectus attributed to International Data Corporation, or IDC, and the ARC Group, or ARC, are references to the independent industry publications IDC Market Analysis, Worldwide Mobile Phone 2004-2008 Forecast and Analysis dated April 2004 with respect to information attributed to IDC and Mobile Entertainment Applications & Markets, Worldwide Market Analysis & Strategic Outlook 2003-2008 dated September 2003 or Mobile Application Platforms and Operating Systems, Worldwide Market Analysis & Strategic Outlook 2003-2008 dated March 2004 with respect to information attributed to ARC.

        Until October 23, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotment or subscription.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including the section titled "Risk Factors," and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

        We are a global publisher of wireless entertainment applications, including games, ring tones, images and other entertainment content. We design our applications to take advantage of the multimedia capabilities of the latest generation of mobile phones, including high-resolution color displays and increased processing power. We have developed a diversified portfolio of more than 70 applications designed to appeal to a broad range of wireless subscribers based on intellectual properties that we create and own, like JAMDAT Bowling, and well-established brands that we license from third parties, like The Lord of the Rings®.

        Our customers download our applications to their mobile phones through a carrier's branded e-commerce service, including Verizon Wireless' Get It Now®, Sprint PCS Vision™ and Vodafone live!™. Our customers are charged a fee for the applications, which appears on their mobile phone bills. The wireless carriers retain a percentage of the fee and remit the balance to us. Our wireless distribution channel eliminates traditional publishing complexities, including physical production, packaging, shipping, inventory management and return processing.

        We have agreements to distribute our applications in 39 countries through 80 wireless carriers serving approximately 880 million subscribers. These wireless carriers include AT&T Wireless, China Mobile, Cingular, mmO2, Nextel, NTT DoCoMo, Orange, Sprint PCS, Tata Teleservices, Telefónica Móviles, T-Mobile, Verizon Wireless, Vivo and Vodafone. Subscribers must have a mobile phone with multimedia capabilities enabled by technologies such as BREW® and Java® to download and use our applications. Currently, only a limited number of wireless subscribers have the capability to download entertainment applications.

        We commenced operations in the United States in 2000. We have recently expanded internationally and are still highly dependent on the U.S. wireless market. In 2003 and for the six months ended June 30, 2004, we received approximately 78% and 79%, respectively, of our revenues from U.S. subscribers. Subscribers of Verizon Wireless and Sprint PCS, our largest and second largest carrier relationships by revenue, accounted for approximately 50% and 18%, respectively, of our revenues for the year ended December 31, 2003, and approximately 40% and 18%, respectively, of our revenues for the six months ended June 30, 2004.

The Wireless Entertainment Market

        The wireless entertainment market has emerged as a result of the rapid growth and technological evolution in the wireless communications industry.

  •
  Growth in Wireless Subscribers. The number of global wireless subscribers is expected to grow from approximately 1.3 billion in 2003 to 2.0 billion in 2008 with most of this new growth occurring in markets outside the United States, Western Europe and Japan, according to IDC.

  •
  Deployment of Advanced Wireless Networks. Wireless carriers are deploying high-speed, next-generation digital networks which have enabled the over-the-air delivery and billing of data applications, including games, to their mobile phones.

  •
  Availability of Mobile Phones with Multimedia Capabilities. Annual sales of mobile phones are expected to grow from 465.0 million units in 2003 to 689.1 million units in 2008, according to

    ARC. Manufacturers are increasingly offering mobile phones with multimedia capabilities enabled by technologies such as BREW and Java. Penetration of mobile phones with BREW and Java is expected to grow from approximately 23% of all mobile phones sold in 2003 to approximately 97% of all mobile phones sold in 2008, according to ARC.

  •
  Demand for Wireless Entertainment. Total wireless gaming revenues in North America were approximately $119 million in 2003 and are expected to grow to $1.2 billion in 2008, according to ARC, a 59% compound annual growth rate. In addition, according to ARC, global wireless gaming revenues in 2003 were approximately $1.1 billion and are expected to grow to $8.4 billion in 2008, a 49% compound annual growth rate.

Our Competitive Strengths and Challenges

        We believe that our competitive strengths include:

  •
  Innovative, Award-Winning Applications. We publish high-quality, innovative applications that build JAMDAT brand loyalty among our customers and appeal to wireless carriers and mobile phone manufacturers looking to promote new mobile phone features and services. Our applications have received high rankings from industry critics and have won several major industry awards.

  •
  Diverse Portfolio of Original and Licensed Properties. We publish a diverse portfolio of wireless entertainment applications. We earned 50% of our revenues for the six months ended June 30, 2004 from JAMDAT-branded applications, with the balance coming from applications based on license agreements with, among others, Activision, Atari, Microsoft, New Line Productions, Nickelodeon and PopCap Games, as well as the NFL, MLB, the NBA and the NHL.

  •
  Proven Revenue-Generating Catalog. Many of our applications have lasting appeal and continue to generate revenue long after their initial release. Four of our five best-selling applications by revenues in the first half of 2004 had been on sale for over 22 months.

  •
  Multiple Carrier Relationships. Our carrier relationships are a result of our early commitment to the wireless entertainment market and focus on carrier and customer service.

  •
  Proprietary Technology and Commitment to Research and Development. We have created proprietary technologies that enhance our publishing business and enable us to develop and deploy innovative applications to more than 200 mobile phone models.

  •
  Experienced Management Team. Our executive team has significant experience in the video game publishing, wireless communications and media industries, and most of them have been with us since at least 2001. We believe our management team's expertise and continuity is a significant competitive advantage in the increasingly complex wireless entertainment publishing market.

        Notwithstanding these strengths, we expect to face significant challenges in our business, including:

  •
  Dependence on Wireless Carriers. We depend on wireless carriers for delivery of our applications and for billing and collection of the fees our customers are charged for our applications. Many factors outside our control could impair our ability to deliver our applications through wireless carriers, including the carriers' preference for our competitors' applications or the carriers' decision to discontinue altogether the sale of applications such as ours.

  •
  Need to Create Compelling Content. Our customers demand increasingly sophisticated and compelling applications, which requires us to invest significant resources in research and development to enhance our existing offerings of wireless applications and introduce new applications.

  •
  Rapidly Evolving Market. The wireless entertainment market is evolving rapidly and we must have the management and technical expertise to respond adequately to the increasing technological sophistication and complexity of mobile phones and wireless networks.

  •
  Intense Competition. The wireless entertainment market is intensely competitive. Some of our existing and potential competitors have greater resources, stronger brand names and a broader geographic presence than we do.

  •
  Sales, Marketing and Support Requirements. The size and increasing complexity of the global wireless entertainment market requires us to have sophisticated sales, marketing and support organizations to meet the needs of both our customers and the wireless carriers that distribute our applications. We must also have effective quality assurance capabilities to deliver high quality products and sufficient resources to deploy our applications widely.

Our Strategy

        Our goal is to be the leading global publisher of wireless games and other entertainment applications. To achieve this goal, we plan to:

  •
  Publish High-Quality Entertainment Applications.    We will continue to publish high-quality, innovative applications based on original and licensed brands.

  •
  Enhance Our Distribution Channels.    We plan to enhance our distribution channels by increasing our application deployment capability and strengthening our wireless carrier relationships. We will also expand our use of alternative channels, including Internet portal sites and retail stores.

  •
  Build the JAMDAT Brand.    We will continue to build the JAMDAT brand through application quality, customer and carrier support, advertising and other marketing efforts.

  •
  Expand Our Global Presence.    We will continue to expand organically as well as pursue attractive acquisition candidates, including other wireless entertainment publishers, developers or related companies, both in the United States and abroad.

Our Offices

        Our executive offices are located at 3415 South Sepulveda Boulevard, Suite 700, Los Angeles, California 90034. Our website is located at www.jamdat.com. The information contained in our website does not constitute a part of this prospectus.

The Offering

Common stock offered by:
JAMDAT	3,822,173 shares of common stock
The selling stockholders, including members of our management	1,727,827 shares of common stock
Total	5,550,000 shares of common stock
Common stock outstanding after this offering	19,749,942 shares of common stock
Over-allotment option
We have granted to the underwriters an option to purchase up to an additional 568,608 shares from us and the selling stockholders have granted to the underwriters an option to purchase up to an additional 263,892 shares of common stock, in each case, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise these options at any time until 30 days after the date of this prospectus.
Use of proceeds
We intend to use the net proceeds we receive from this offering primarily for working capital and general corporate purposes. We may also use a portion of such net proceeds for the acquisition of businesses, applications and technologies. We will not receive any proceeds from the sale of common stock by the selling stockholders. See "Use of Proceeds."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market symbol	JMDT

        The total number of shares of our common stock set forth above that will be outstanding after this offering is based on 15,907,129 shares outstanding as of June 30, 2004 (including the shares of common stock issuable upon conversion of our convertible preferred stock) and, unless specifically stated otherwise, the information in this prospectus:

  •
  assumes a 1-for-3 reverse stock split of our common stock effected prior to the consummation of this offering;

  •
  assumes the underwriters do not exercise their over-allotment option;

  •
  assumes the exercise for cash by certain selling stockholders prior to the closing of this offering of options to purchase 20,640 shares of common stock at an average exercise price of $0.33 per share;

  •
  excludes 892,180 shares of common stock as of June 30, 2004 reserved for issuance on the exercise of 629,514 outstanding options with a weighted average exercise price of $0.56 per share and 262,666 outstanding warrants with a weighted average exercise price of $2.62 per share;

  •
  reflects the conversion of all of our outstanding convertible preferred stock into an aggregate of 11,313,876 shares of our common stock immediately prior to completion of this offering; and

  •
  reflects the amendment and restatement of our certificate of incorporation and bylaws, implementing the provisions described under "Description of Capital Stock."

SUMMARY CONSOLIDATED FINANCIAL DATA

        You should read the following financial information in conjunction with "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,				Six Months Ended June 30,
	2001	2002	2003	Pro Forma Combined 2003(5)	2003	2004
				(unaudited)
	(in thousands, except share data)
					(unaudited)
Consolidated Statements of Operations Data:
Revenues(1)	$90	$1,592	$13,470	$14,209	$4,174	$15,479
Cost of revenues	202	1,097	1,998	2,195	653	2,360

Gross profit (loss)	(112)	495	11,472	12,014	3,521	13,119
Operating expenses:
Research and development	3,365	3,995	7,338	7,635	2,669	5,054
Selling and marketing	743	1,023	3,245	3,390	1,039	2,312
General and administrative	1,234	1,876	3,889	4,338	1,296	3,054
Acquired in-process research and development	—	—	103	103	—	—
Stock-based compensation(2)	67	90	4,030	4,558	2,874	1,498

Total operating expenses	5,409	6,984	18,605	20,024	7,878	11,918

Income (loss) from operations	(5,521)	(6,489)	(7,133)	(8,010)	(4,357)	1,201
Interest and other income (expense), net	251	52	77	(99)	95	(40)

Net income (loss)	$(5,270)	$(6,437)	$(7,056)	$(8,109)	$(4,262)	$1,161

Net income (loss) per common share(3)
Basic	$(4.29)	$(3.33)	$(2.67)	$(3.07)	$(1.75)	$0.35
Diluted	$(4.29)	$(3.33)	$(2.67)	$(3.07)	$(1.75)	$0.25
Weighted average shares used in computing net income (loss) per common share(3)
Basic	1,227,445	1,932,900	2,643,825	2,643,825	2,441,220	3,334,844
Diluted	1,227,445	1,932,900	2,643,825	2,643,825	2,441,220	4,651,786
Unaudited pro forma net income (loss) per share(4)
Basic			$(0.59)			$0.08
Diluted			$(0.59)			$0.07
Unaudited weighted average shares used in computing unaudited pro forma net income (loss) per share(4)
Basic			11,915,451			14,648,720
Diluted			11,915,451			15,965,662
	As of June 30, 2004
	Actual	Pro Forma(4)	Pro Forma As Adjusted(6)
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,165	$7,165	$62,496
Restricted cash	11	11	11
Working capital	13,409	13,409	68,740
Total assets	23,406	23,406	78,737
Total current liabilities	3,640	3,640	3,640
Total long-term liabilities	15	15	15
Convertible redeemable preferred stock	32,608	—	—
Total stockholders' equity (deficit)	(12,857)	19,751	75,082

(1)
Includes revenues from a related party, Sprint PCS, amounting to $33,000, $410,000, $2,462,000, $467,000 and $2,712,000 for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, respectively. See Note 18 to our consolidated financial statements for further detail.

(2)
Stock-based compensation charges are excluded from the following operating expense categories (in thousands):

	Year Ended December 31,				Six Months Ended June 30,
			Pro Forma Combined
	2001	2002	2003	2003(5)	2003	2004
					(unaudited)
			(unaudited)
Research and development	$17	$21	$1,153	$1,513	$657	$443
Selling and marketing	11	14	767	935	523	410
General and administrative	39	55	2,110	2,110	1,694	645

Total stock-based compensation	$67	$90	$4,030	$4,558	$2,874	$1,498

(3)
See Notes 2 and 13 to our consolidated financial statements for the determination of shares used in computing basic and diluted net income (loss) per share.

(4)
Reflects the conversion of all issued and outstanding shares of our convertible redeemable preferred stock into common stock prior to the closing of this offering.

(5)
The unaudited pro forma combined statement of operations data for the year ended December 31, 2003 reflects our acquisition of Jeux Hexacto Inc., or Hexacto, as if the acquisition occurred on January 1, 2003 and is derived from the unaudited condensed consolidated financial information appearing elsewhere in this prospectus. The unaudited pro forma combined statement of operations data is not necessarily indicative of what our results would have been if the acquisition had occurred on such date and should be read in conjunction with our consolidated financial statements and the related notes, the separate financial statements and the related notes of Hexacto, and the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus.

(6)
Assumes the exercise for cash by certain selling stockholders prior to the closing of this offering of options to purchase 20,640 shares of common stock at an average exercise price of $0.33 per share, and reflects the sale of 3,822,173 shares of common stock by us in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses.

RISK FACTORS

        You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, operating results and financial condition could suffer. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment in our common stock.

Risks Related to Our Business

        We have a history of losses, have only recently become profitable and may not sustain or increase profitability in the future.

        For the year ended December 31, 2003, we had a net loss of approximately $7.1 million and an accumulated deficit of approximately $20.1 million. We have only recently attained profitability and we cannot be certain this profitability will be sustainable. If we do not sustain profitability, the market price of our common stock will likely decline.

        We have a limited operating history, which may make it difficult for you to evaluate our business.

        We were incorporated in March 2000 and began offering entertainment applications through wireless carriers to their subscribers in October 2000. Accordingly, we have a limited history of generating revenues, and the future revenues and income potential of our business is uncertain. As a result of our short operating history, we have limited financial data that you can use to evaluate our business. Any evaluation of our business and our prospects must be considered in light of our limited operating history and the risks and uncertainties often encountered by companies in our stage of development. Some of these risks and uncertainties relate to our ability to do the following:

  •
  maintain our current, and develop new, wireless carrier relationships upon which our business currently depends;

  •
  respond effectively to competition; and

  •
  attract and retain qualified management and employees.

        If we are unable to address these risks, our operating results may not meet the expectations of investors, which would likely cause the price of our common stock to decline.

        We currently rely on wireless carriers, in particular, Sprint PCS and Verizon Wireless, to generate our revenues. The loss of any of these relationships, or a material change in any of them, could materially harm our business.

        For the six months ended June 30, 2004, we received approximately 40% of our revenues from subscribers of Verizon Wireless and 18% of our revenues from subscribers of Sprint PCS with average outstanding accounts receivable balances of $2.9 million and $0.5 million, respectively; in 2003, we received approximately 50% of our revenues from subscribers of Verizon Wireless and approximately 18% of our revenues from subscribers of Sprint PCS with average outstanding accounts receivable balances of $1.6 million and $0.2 million, respectively; and in 2002, we received approximately 49% of our revenues from subscribers of Verizon Wireless and approximately 26% of our revenues from Sprint PCS and its subscribers with average outstanding accounts receivable balances of $0.1 million and $0.1 million, respectively. We expect that we will continue to generate a significant portion of our revenues through a limited number of carriers for the foreseeable future, although these carriers may vary from period to period. A significant portion of our outstanding accounts receivable are with Verizon Wireless and Sprint PCS, which results in a concentration of our credit risk. If either Verizon Wireless or Sprint PCS is unable to fulfill its payment obligations to us under our carrier agreements with them, our revenues could decline significantly.

        Our carrier agreements are not exclusive and generally have a limited term of one or two years with evergreen, or automatic renewal, provisions upon expiration of the initial term. These agreements set out the terms of our distribution relationships with the carriers but generally do not obligate the carriers to market or distribute any of our applications. In addition, the carriers can terminate these agreements early, and in some instances, at any time, without cause.

        Many other factors outside our control could impair our ability to generate revenue through Verizon Wireless or Sprint PCS, and other carriers generally, including the following:

  •
  a carrier's preference for the applications of our competitors over our applications;

  •
  a carrier's decision to offer its own competing entertainment applications;

  •
  a carrier's decision to discontinue the sale of our applications, or altogether discontinue sales of applications such as ours;

  •
  a carrier's decision to offer entertainment applications to its subscribers for free;

  •
  a carrier's network encountering technical problems that disrupt the delivery of or billing for our applications;

  •
  a carrier's decision to restrict or alter subscription or other terms for purchasing our applications;

  •
  a carrier's decision to increase the fees it charges to market and distribute our applications, thereby increasing its own revenues and decreasing our share of revenues; or

  •
  consolidation among wireless carriers.

        If either Verizon Wireless or Sprint PCS decides not to market or distribute our applications or decides to terminate or not renew its agreement with us or if there is consolidation among carriers generally, we may be unable to replace the affected agreements with acceptable alternatives, causing us to lose access to subscribers, which could materially harm our business, operating results and financial condition.

        Wireless carriers generally control the price charged for our applications either by approving the price of our applications or by establishing the price charged to their wireless subscribers. The carriers' control over the pricing of our applications could adversely affect market acceptance of our applications and our revenues.

        We must obtain approval from our wireless carriers for the pricing of the applications that we propose to offer to their subscribers. These approvals may not be granted in a timely manner or at all. Some of our carrier agreements may also restrict our ability to change prices. In addition, our carriers generally have the ability to set the price charged to their wireless subscribers. Failure to obtain, or a delay in obtaining, these approvals, or the price the carriers charge for our applications could adversely affect market acceptance of our applications.

        The markets in which we operate are highly competitive and many of our competitors have greater resources than we do.

        The development, distribution and sale of wireless entertainment applications is a highly competitive business. We compete primarily on the basis of quality of applications, brand, carrier and customer service and distribution breadth. We also compete for experienced and talented employees.

        Currently, we consider our primary global competitors to be Disney, Electronic Arts, Gameloft, Mforma, Namco, Sony Pictures and THQ Wireless. We also consider Sorrent and Blue Lava to be competitors in the U.S. market. In the future, likely competitors may include other major media companies, traditional video game publishers, content aggregators, wireless software providers and other pure-play wireless entertainment publishers. Wireless carriers may also decide to develop and distribute their own wireless entertainment applications. If carriers enter the wireless entertainment applications market, they might refuse to distribute some or all of our applications or may deny us access to all or part of their networks.

        Some of our competitors' advantages over us include the following:

  •
  substantially greater revenues and financial resources;

  •
  stronger brand names and consumer recognition;

  •
  the capacity to leverage their marketing expenditures across a broader portfolio of wireless and non-wireless products;

  •
  pre-existing relationships with brand holders;

  •
  more resources to make acquisitions;

  •
  lower labor and development costs; and

  •
  broader geographic presence.

        We face different market dynamics and competition outside the United States. In some international markets, our competitors have greater brand recognition and broader distribution than we have. We may not be as successful as our competitors in generating revenues in international markets due to our inability to provide applications that are attractive to the local market, the lack of recognition of our brand or other factors. Developing user interfaces that are compatible with other languages or cultures could be expensive. As a result, our international expansion efforts may be more costly and less profitable than we expect.

        If we are not as successful as our competitors in our target markets, our sales could decline, our margins could be negatively impacted and we could lose market share, any of which could materially harm our business.

        If we fail to develop and introduce new applications that achieve market acceptance, our sales could suffer.

        Our business depends on providing applications that wireless subscribers want to buy. We must continue to invest significant resources in research and development to enhance our offering of wireless applications and introduce new applications. Our operating results would suffer if our applications are not responsive to the preferences of our customers or are not effectively brought to market.

        The planned timing or introduction of new applications is subject to risks and uncertainties. Unexpected technical, operational, deployment, distribution or other problems could delay or prevent the introduction of new applications, which could result in a loss of, or delay in, revenues or damage to our reputation and brand. If any of our applications is introduced with defects, errors or failures, we could experience decreased sales, loss of customers and damage to our reputation and brand. In addition, new applications may not achieve sufficient market acceptance to offset the costs of development. Our success depends, in part, on unpredictable and volatile factors beyond our control, including customer preferences, competing applications and the availability of other entertainment activities. A shift in mobile phone usage or the entertainment preferences of our customers could cause a decline in our applications' popularity that could materially reduce our revenues and harm our business.

        We continuously develop and introduce new applications for use on next-generation mobile phones. We must make product development decisions and commit significant resources well in advance of the anticipated introduction of a new mobile phone model. New mobile phone models for which we are developing applications may be delayed, may not be commercially successful, may have a shorter life cycle than anticipated or may not be adequately promoted by wireless carriers or the mobile phone manufacturer. If the mobile phone models for which we are developing applications are not released when expected or do not achieve broad market penetration, our potential revenues will be limited and our business will suffer.

        If we are unsuccessful in establishing and increasing awareness of our brand and recognition of our applications, or if we incur excessive expenses promoting and maintaining our brand, our business could be harmed.

        We believe that establishing and maintaining our brand is critical to retaining and expanding our customer base. Promotion of our brand will depend on our success in providing high-quality wireless entertainment applications. However, such success will depend, in part, on the services and efforts of third parties, over which we have little or no control. For instance, if our wireless carriers fail to provide quality service, our customers' ability to access our applications may be interrupted, which may adversely affect our brand. If our customers and carriers do not perceive our existing products and services as high quality, or if we introduce new applications that are not favorably received by our customers and carriers, then we may be unsuccessful in building brand recognition and brand loyalty in the marketplace. In addition, globalizing and extending our brand may be costly. It will also involve extensive management time to execute successfully. Further, the markets in which we operate are highly competitive and many of our competitors, such as Disney, Electronic Arts and Sony, already have substantially more brand recognition than we do. If we fail to successfully increase brand awareness and consumer recognition of our applications, our potential revenues could be limited, our costs could increase and our business could suffer.

        We depend on our JAMDAT Bowling applications for a significant portion of our revenues.

        In each of fiscal 2003 and for the first six months of fiscal 2004, we generated approximately 25% of our revenues from our JAMDAT Bowling applications. We expect to continue to derive a substantial portion of our revenues from our JAMDAT Bowling applications. If our JAMDAT Bowling applications are not successful in the future or we are unable to develop new applications that are as successful, our future revenues could be limited and our business may suffer.

        Failure to renew our existing licenses or to obtain additional licenses could harm our business.

        Many of our applications are based on or incorporate intellectual properties that we license from third parties. We have both exclusive and non-exclusive licenses to use these properties for terms that range from one to five years. We may be unable to renew these licenses on terms favorable to us, or at all, and we may be unable to secure alternatives in a timely manner. We expect that licenses we obtain in the future will impose development, distribution and marketing obligations on us. If we breach our obligations, our licensors may have the right to terminate the license or change an exclusive license to a non-exclusive license.

        We have non-exclusive licenses to develop applications based on the four major North American professional sports leagues. We face significant competition from third parties that may develop applications based on these professional sports leagues that compete with our applications.

        Competition for licenses may also increase the advances, guarantees and royalties that we must pay to the licensor, which could significantly increase our costs. Failure to maintain our existing licenses or obtain additional licenses with significant commercial value could impair our ability to introduce new applications or continue our current applications, which could materially harm our business. In the six months ended June 30, 2004, our three largest licensors, PopCap Games, Activision and New Line Productions, each accounted for approximately 11% of our revenues.

        If our independent, third-party developers cease development of new applications for us and we are unable to find comparable replacements, our competitive position may be adversely impacted.

        We rely on independent third-party developers to develop many of our entertainment applications, which subjects us to the following risks:

  •
  key developers who worked for us in the past may choose to work for or be acquired by our competitors;

  •
  developers currently under contract may try to renegotiate our agreements with them on terms less favorable to us; and

  •
  our developers may be unable or unwilling to allocate sufficient resources to complete our applications on a timely or satisfactory basis or at all.

        If our developers terminate their relationships with us or negotiate agreements with terms less favorable to us, we would have to increase our internal development staff, which would be a time consuming and potentially costly process. If we are unable to increase our internal development staff in a cost-effective manner or if our current internal development staff fails to create successful applications, our earnings could be materially diminished.

        In addition, although we require our third-party developers to sign agreements acknowledging that all inventions, trade secrets, works of authorship, development and other processes generated by them are our property and to assign to us any ownership they may have in those works, it may still be possible for third parties to obtain and use our intellectual properties without our consent.

        Growth may place significant demands on our management and our infrastructure.

        We have experienced, and may continue to experience, growth in our business through acquisitions and internal growth. This growth has placed, and may continue to place, significant demands on our management and our operational and financial infrastructure. In particular, continued growth could strain our ability to:

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  Recruit, train and retain highly skilled personnel;

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  Maintain our quality standards;

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  Develop and improve our operational, financial and management controls;

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  Enhance our reporting systems and procedures; and

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  Maintain customer satisfaction.

        The improvements required to manage our growth will require significant expenditures and allocation of valuable management resources. If we fail to maintain the efficiency of our organization as it grows, our profit margins will decline and our earnings could be materially diminished.

        If we fail to deliver our applications to correspond with the commercial introduction of new mobile phone models, our sales may suffer.

        Our business is tied, in part, to the commercial introduction of new mobile phone models with enhanced features, including color screens and greater processing power. Many new mobile phone models are released in the final quarter of the year to coincide with the holiday shopping season. We cannot control the timing of these mobile phone launches. Some of our customers download our applications soon after they purchase their new mobile phones in order to experience the new features of those phones. If we miss the opportunity to sell applications when our customers upgrade to a new mobile phone due to application launch delays, our sales may suffer. In addition, if we miss the key holiday selling period, either because the introduction of a new mobile phone model is delayed or we do not successfully deploy our applications in time for the holiday selling season, our sales may suffer.

        Our business and growth may suffer if we are unable to hire and retain key personnel who are in high demand.

        We depend on the continued contributions of our senior management and other key personnel and, in particular, Mitch Lasky, our chief executive officer. The loss of the services of any of our executive officers or other key employees could harm our business. All of our U.S. executive officers and key employees are at-will employees. However, some of our key employees in our international offices have employment agreements for a term. None of our employees is bound by a contractual non-competition agreement, which could make us vulnerable to recruitment efforts by our competitors.

Internationally, we may experience difficulty in enforcing our agreements with our employees and contractors generally. We only maintain a key person life insurance policy on Mr. Lasky. Our future success also depends on our ability to identify, attract and retain highly skilled technical, managerial, finance, marketing and creative personnel. Qualified individuals are in high demand, and we may incur significant costs to attract them. If we are unable to attract or retain the personnel we need to succeed, our business may suffer.

        Competition for senior management personnel in our industry is intense and we may not be able to retain our senior management personnel or attract and retain new personnel in the future. In addition, volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, substantially vested in their initial restricted stock, or stock option, grants. Employees may be more likely to leave us if their owned shares or the shares underlying their options have significantly appreciated in value relative to the original purchase price of the shares or the option exercise price.

        System or network failures could reduce our sales, increase costs or result in a loss of customers.

        We rely on our carriers' networks to deliver our applications to our customers and on their billing systems to track and account for the downloading of our applications. In certain circumstances, we also rely on our servers to deliver applications on demand to our customers through their wireless carriers' networks. Any failure of, or technical problem with, the carriers' or our billing and delivery systems, information systems or communications networks could result in the inability of our customers to download our applications or prevent the completion of billing for an application. If any of these systems fails, there is an interruption in the supply of power, an earthquake, fire, flood or other natural disaster, or an act of war or terrorism, our customers may be unable to access our applications. Any failure of, or technical problem with, the carriers' or our systems could cause us to lose customers or revenues or incur substantial repair costs and distract management from operating our business. From time to time, we have experienced limited failures with our carriers' billing and delivery systems and communication networks. If these billing and delivery failures or technical problems were to continue for a prolonged period of time, they could reduce our sales, increase costs or result in a loss of customers.

        The acquisition of other companies, businesses or technologies could result in operating difficulties, dilution and other harmful consequences.

        We may selectively pursue strategic acquisitions, any of which could be material to our business, operating results and financial condition. Future acquisitions could divert management's time and focus from operating our business. In addition, integrating an acquired company, business or technology is risky and may result in unforeseen operating difficulties and expenditures associated with integrating employees from the acquired company into our organization and integrating each company's accounting, management information, human resources and other administrative systems to permit effective management. Foreign acquisitions, such as our acquisition in July 2003 of Hexacto, involve risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. In addition, a significant portion of the purchase price of Hexacto was allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if the Hexacto business does not yield expected revenues we may be required to take charges to our earnings based on this impairment assessment process, which could harm our financial position.

        The anticipated benefits of our past and future acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, including our common stock, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all.

        Expansion into international markets is important to our long-term strategy, and as we expand internationally, we face added business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.

        An important element of our business strategy is the expansion of our international sales by targeting markets, such as Europe and Asia, where we believe acceptance of our applications is likely. We expect international sales to be an important component of our revenues. International sales represented approximately 21% of our revenues for the first six months of 2004 and approximately 22% of our revenues in 2003, of which sales in Canada represented approximately 5% of our revenues for the first six months of 2004 and approximately 10% of our revenues in 2003. Risks affecting our international operations include:

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  challenges caused by distance, language and cultural differences;

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  multiple, conflicting and changing laws and regulations, including complications due to unexpected changes in regulatory requirements, foreign laws, tax schemes, international import and export legislation, trading and investment policies, foreign currency fluctuations, exchange controls and tariff and other trade barriers;

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  difficulties in enforcing intellectual property rights in countries other than the United States;

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  the burdens of complying with a wide variety of foreign laws and regulations;

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  protectionist laws and business practices that favor local businesses in some countries;

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  foreign tax consequences;

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  foreign exchange controls that might prevent us from repatriating income earned in countries outside the United States;

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  price controls;

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  imposition of public sector controls;

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  political, economic and social instability;

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  higher costs associated with doing business internationally;

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  restrictions on the export or import of technology;

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  difficulties in staffing and managing international operations;

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  trade and tariff restrictions;

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  variations in tariffs, quotas, taxes and other market barriers; and

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  greater fluctuations in sales to customers in developing countries, including longer payment cycles and greater difficulty collecting accounts receivable.

        Since the second quarter of 2003, we have opened offices in Canada, England, Japan and India, and may, in the future, open other international offices. If our sales in Canada, which represented approximately 10% of our revenues in 2003, decline, we may be unable to replace those revenues, which could adversely affect our business. In addition, expansion into India and similar developing countries subjects us to the effects of regional instability, civil unrest and hostilities, and could adversely affect us by disrupting communications and making travel more difficult.

        These risks could harm our international expansion efforts, which could in turn materially and adversely affect our business, operating results and financial condition.

        If we do not adequately protect our intellectual property rights, our competitive position may be adversely affected.

        We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology and applications. Monitoring unauthorized use of our applications is difficult and costly, and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and applications, particularly in foreign countries, where the laws may not protect our intellectual property rights as fully as in the United States. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our management and resources.

        In addition, we have two patent applications pending with the U.S. Patent and Trademark Office, but we cannot assure you that the prosecution of these applications will result in issued U.S. patents.

        Third parties may sue us for intellectual property infringement which, if successful, could require us to pay significant damage awards.

        Third parties may sue us for intellectual property infringement or initiate proceedings to invalidate our intellectual property, either of which, if successful, could disrupt the conduct of our business, cause us to pay significant damage awards or require us to pay licensing fees. In the event of a successful claim against us, we may be enjoined from using our intellectual property, we may incur significant licensing fees and we may be forced to develop alternative technologies. Our failure or inability to develop non-infringing technology or applications or to license the infringed or similar technology or applications on a timely basis could force us to withdraw products from the market or prevent us from introducing new products. In addition, even if we are able to license the infringed or similar technology or applications, license fees could be substantial and the terms of such licenses could be burdensome, which may adversely affect our operating results. We may also incur substantial expenses in defending against third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities and may materially disrupt the conduct of our business.

        We face risks associated with currency exchange rate fluctuations.

        Although we currently transact business primarily in U.S. dollars, a larger portion of our revenues may be denominated in foreign currencies as we expand our international operations. Conducting business in currencies other than U.S. dollars subjects us to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the U.S. dollar relative to other currencies impact our revenues, cost of revenues and operating margins and result in foreign currency translation gains and losses. Historically, we have not engaged in exchange rate hedging activities. Although we may implement hedging strategies to mitigate this risk, these strategies may not eliminate our exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategy and potential accounting implications.

        Changes to financial accounting standards and new exchange rules could make it more expensive to issue stock options to employees, which would increase compensation costs and may cause us to change our business practices.

        We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the Public Company Accounting Oversight Board, the SEC and various other bodies. A change in those policies could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced.

        For example, we have used stock options and other long-term equity incentives as a fundamental component of our employee compensation packages. We believe that stock options and other long-term equity incentives directly motivate our employees to maximize long-term stockholder value and, through the use of vesting, encourage employees to remain with our company. Several regulatory agencies and entities are considering regulatory changes that could make it more difficult or expensive for us to grant stock options to employees. For example, the Financial Accounting Standards Board has announced that it will propose changes to GAAP that, if implemented, would require us to record a charge to earnings for employee stock option grants. In addition, regulations implemented by the Nasdaq National Market generally require stockholder approval for all stock option plans, which could make it more difficult or expensive for us to grant stock options to employees. We may, as a result of these changes, incur increased compensation costs, change our equity compensation strategy or find it difficult to attract, retain and motivate employees, each of which could materially and adversely affect our business, operating results and financial condition.

Risks Relating to Our Industry

        Wireless communications technology is changing rapidly, and we may not be successful in working with these new technologies.

        Wireless network and mobile phone technologies are undergoing rapid innovation. New mobile phones with more advanced processors and supporting advanced programming languages continue to be introduced in the market. We have no control over the demand for, or success of, these products. However, if we fail to anticipate and adapt to these and other technological changes, our market share and our operating results may suffer. Our future success will depend on our ability to adapt to rapidly changing technologies, develop applications to accommodate evolving industry standards and improve the performance and reliability of our applications. In addition, the widespread adoption of networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our entertainment applications.

        The markets for our applications are also characterized by frequent new mobile phone model introductions and shortening mobile phone model life cycles. The development of new, technologically advanced applications to match the advancements in mobile phone technology is a complex process requiring significant research and development expense, as well as the accurate anticipation of technological and market trends. As the life cycle of mobile phone models and other wireless devices shortens, we will be required to develop and adapt our existing applications and create new applications more quickly. These efforts may not be successful. Any failure or delay in anticipating technological advances or developing and marketing new applications that respond to any significant change in technology or customer demand could limit the available channels for our applications and limit or reduce our sales.

        If wireless subscribers do not continue to use their mobile phones to access entertainment applications, our business may be adversely affected.

        We operate in a developing industry. Our success depends on growth in the number of wireless subscribers who use their mobile phones to access data services and, in particular, entertainment applications. If this market does not continue to grow or we are unable to acquire new customers, our business growth and future revenues could be limited.

        The popularity of wireless applications is dependent on the availability and market penetration of mobile handsets enabled with advanced technologies such as BREW and Java, the availability and adoption of which is beyond our control.

        Our customers must have a mobile phone with multimedia capabilities enabled by technologies such as BREW and Java to download and use our applications. Currently, only a limited number of wireless subscribers have these mobile phones. Handsets enabled with advanced technologies, such as

BREW and Java, may be significantly more expensive than handsets without such technologies. As such, we cannot be certain whether existing wireless subscribers will be willing to purchase mobile phones with these technologies. If one or more of these technologies, such as BREW or Java, falls out of favor with mobile phone manufacturers and wireless carriers or fails to gain widespread market acceptance among wireless subscribers, the sales of our applications could suffer.

        The complexity and incompatibilities among next-generation mobile phones and wireless technologies may require us to use additional resources for the development of our applications.

        To reach large numbers of wireless subscribers, wireless entertainment publishers like ourselves must support numerous mobile phone models and technologies. However, keeping pace with the rapid innovation of mobile phone technologies together with the continuous introduction of new, and often incompatible, mobile phone models by wireless carriers requires us to make significant investments in research and development, including personnel, technologies and equipment. In the future, we may be required to make substantial, additional investments in our development if the number of different types of mobile phone models continues to proliferate.

        Next-generation mobile phones may significantly reduce or eliminate the wireless carriers' control over delivery of our applications, and force us to further rely on alternative sales channels which, if not successful, could require us to significantly increase our sales and marketing expenses.

        A significant portion of our applications are currently sold through the branded e-commerce services of wireless carriers. We have invested significant resources developing this sales channel. However, a small number of mobile phone models currently available include operating systems that allow consumers to browse the Internet and, in some cases, download applications from sources other than a carrier's branded e-commerce service. These so-called "open operating systems" include Microsoft Smartphone, Symbian®, Palm OS and Linux. According to ARC Group, 9.8 million open operating system handsets were shipped in 2003, which they project will grow to 89.2 million handsets shipped in 2008, representing 2.1% of the total mobile phones shipped in 2003 and 12.9% in 2008. Increased use by consumers of open operating system handsets to bypass wireless carriers' branded e-commerce services could reduce the market power of wireless carriers and force us to further rely on alternative sales channels, where we may not be as successful selling our applications, and which could require us to significantly increase our sales and marketing expenses.

        Actual or perceived security vulnerabilities in mobile phones could adversely affect our revenues.

        Maintaining the security of mobile phones and wireless networks is critical for our business. There are individuals and groups who develop and deploy viruses, worms and other malicious software programs that may attack wireless networks and mobile phones. Recently, security experts identified what appears to be the first computer "worm" program targeted specifically at mobile phones. The worm, entitled "Cabir," targets mobile phones running the Symbian operating system. While the "Cabir" worm has not been widely released and presents little immediate risk to our business, we believe future threats could lead some customers to seek to return our applications, reduce or delay future purchases or reduce or delay the use of their mobile phones. Wireless carriers and mobile phone manufacturers may also increase their expenditures on protecting their wireless networks and mobile phone products from attack, which could delay adoption of new mobile phone models. Any of these activities could adversely affect our revenues.

        Changes in government regulation of the media and wireless communications industries may adversely affect our business.

        It is possible that a number of laws and regulations may be adopted in the United States and elsewhere which could restrict the media and wireless communications industries, including customer privacy, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours conducting business through wireless carriers. We anticipate that regulation of our industry will increase and we will be required to devote legal and other resources to addressing such regulation. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our applications.

        A decline in, or limitation on, the use of mobile phones would negatively impact our business.

        A number of public and private entities have begun to restrict the use of mobile phones on their premises. For example, many places of worship, restaurants, hospitals, medical offices, libraries, museums, concert halls and other private and public businesses restrict the use of mobile phones due to privacy concerns, the inconvenience caused by mobile phone users to other patrons and the disruption mobile phones may cause to other electronic equipment at these locations.

        Legislation has also been proposed in the U.S. Congress and by many states and municipalities to restrict or prohibit the use of mobile phones while driving motor vehicles. Some states and municipalities in the United States have already passed laws restricting the use of mobile phones while driving, and similar laws have been enacted in other countries. These laws and other potential laws prohibiting or restricting the use of mobile phones could reduce demand for mobile phones generally and, accordingly, the demand for our applications, which could reduce our ability to increase or maintain sales of our applications.

        A number of studies have examined the health effects of mobile phone use and the results of some of the studies have been interpreted as evidence that mobile phone use causes adverse health effects. The establishment of a link between the use of mobile phone services and health problems, and any media reports suggesting such a link, could reduce demand for mobile phones and, accordingly, the demand for our applications.

        Our business depends on the growth and maintenance of wireless communications infrastructure.

        Our success will depend on the continued growth and maintenance of wireless communications infrastructure in the United States and around the world. This includes deployment and maintenance of reliable next-generation digital networks with the necessary speed, data capacity and security for providing reliable wireless communications services. Wireless communications infrastructure may be unable to support the demands placed on it if the number of customers continues to increase, or if existing or future customers increase their bandwidth requirements. In addition, viruses, worms and similar break-ins and disruptions from illicit code or unauthorized tampering may harm the performance of wireless communications. If a well-publicized breach of security were to occur, general mobile phone usage could decline, which could reduce the demand for and use of our applications. Wireless communications experience a variety of outages and other delays as a result of infrastructure and equipment failures, and could face outages and delays in the future. These outages and delays could reduce the level of wireless communications usage as well as our ability to distribute our applications successfully.

Risks Related to this Offering

        We have not determined a specific use for the net proceeds received by us from this offering and we may use these proceeds in ways with which you may not agree.

        We have not determined a specific use for the net proceeds received by us from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. Our management will have considerable discretion in the application of the net proceeds from this offering and you must therefore rely on their judgment. We intend to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in businesses, applications and technologies that we believe will complement our business. The net proceeds received by us from this offering may be placed in investments that do not produce income or which lose value, or could be applied in other ways that do not improve our operating results or increase the value of your investment.

        Sales of a substantial number of shares of common stock in the public market following this offering may adversely affect the market price for our common stock.

        Upon completion of this offering, we will have 19,749,942 shares of common stock outstanding, of which the 5,550,000 shares sold in this offering, or 6,382,500 shares if the underwriters' over allotment option is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, unless purchased by our "affiliates," as such term is defined under the Securities Act, in which case such shares will be subject to the resale limitations but not the holding period requirements of Rule 144 under the Securities Act. We and our executive officers and directors, the selling stockholders and substantially all of our other stockholders, option holders and warrant holders, have entered into 180-day lock-up agreements with the underwriters. As of the date of this prospectus, holders of 5,592 shares, in the aggregate, and a holder of warrants to purchase 4,000 shares are not subject to a lock-up agreement. The lock-up agreements prohibit each of us from selling or otherwise disposing of our shares of common stock except in limited circumstances. The lock-up agreements are contractual agreements, and Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, at their discretion, can waive the restrictions of any lock-up agreement at an earlier time without prior notice or announcement and allow the sale of shares of our common stock. If the restrictions in the lock-up agreements are waived, shares of our common stock will be available for sale into the public market, subject to applicable securities laws, which could reduce the market price for shares of our common stock. See "Underwriting—Lock-Up Agreements."

        Under our Second Amended and Restated Investors' Rights Agreement, some of our stockholders have customary demand and piggyback registration rights. See "Description of Capital Stock—Registration Rights." In addition, we intend to file a registration statement under the Securities Act to register an aggregate of up to 3,804,837 shares of our common stock reserved for issuance under our Amended and Restated 2000 Stock Incentive Plan, or 2000 Stock Plan, and 4,166,666 shares of our common stock reserved for issuance under our 2004 Equity Incentive Plan, or 2004 Stock Plan, which will, when issued in accordance with such plans, be eligible for immediate sale in the public market, subject to the 180-day lock-up restriction described above and Rule 144 resale volume limitations. We may also issue our common stock in connection with acquisitions or investments. The perception of investors that a large number of shares may enter the market when prices rise could depress the market price for our common stock.

        Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid or at all.

        Our common stock has not been sold in a public market prior to this offering. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our shares of common stock has been determined by negotiations among the representatives of the underwriters, the selling stockholders and us and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, have experienced extreme price and volume fluctuations. Current trading prices and valuations may not be sustainable. Investor sentiment towards the market and our industry may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against such companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

        If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our common stock, our common stock price would likely decline. If analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline.

        We do not intend to pay any cash dividends in the foreseeable future.

        We have never declared or paid any cash dividend on our capital stock, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. We intend to reinvest any earnings in the growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs and plans for expansion.

        Our new investors will experience dilution in the book value per share.

        The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Purchasers of the common stock in this offering will experience an immediate and substantial dilution of $12.40 in the consolidated net tangible book value per share based on the initial public offering price of $16.00 per share. Any exercise of options and warrants that are currently outstanding will result in further dilution.

        We will incur increased costs as a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of being a public company, we will be required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, but we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

        Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions and may result in a lower trading price for our common stock than if ownership of our common stock was less concentrated.

        Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately 68.3% of our outstanding common stock. As a result, these stockholders, acting together, could have the ability to exert substantial influence over all matters requiring approval by our stockholders, including the election and removal of directors and any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. This concentration of control could be disadvantageous to other stockholders with interests different from those of our executive officers, directors and principal stockholders. For example, our executive officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this significant concentration of common stock ownership may adversely affect the market price for our common stock because investors often perceive disadvantages in owning stock in companies with a concentration of ownership in a few stockholders. See "Principal and Selling Stockholders."

        Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

        Provisions in our certificate of incorporation and bylaws, as amended and restated prior to the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

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  Vacancies created by the expansion of the board of directors, or the resignation, death or removal of a director may be filled only by a majority of the remaining directors, even though less than a quorum, or by a sole remaining director, and not by the stockholders.

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  Our stockholders may not act by written consent. As a result, a holder or holders controlling a majority of our capital stock would not be able to take certain actions without holding a stockholders' meeting.

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  Our certificate of incorporation does not provide for cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates. Members of the board of directors may only be removed for cause and upon the affirmative vote of the holders of a majority of our capital stock entitled to vote.

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  Our certificate of incorporation provides for the board of directors to be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year term, limiting the ability of stockholders to reconstitute the board of directors.

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  Our bylaws provide that the holders of a majority of our capital stock entitled to vote constitute a quorum for the conduct of business at a meeting of stockholders. However, the holders of at least two-thirds of our outstanding voting stock must approve any amendments to the protective provisions of our certificate of incorporation and bylaws, which include the requirements that actions by stockholders be taken at duly called meetings and not by written consent, and that our board of directors be divided into three classes with staggered terms.

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  Our bylaws provide that special meetings of the stockholders can be called only by the board of directors, the chairman of the board or the president, and not by any stockholders. Our bylaws will also prohibit the conduct of any business other than as specified in the notice of special meeting or as otherwise brought before the meeting by the board of directors. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

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  Our board of directors may issue, without stockholder approval, shares of preferred stock with rights, preferences and privileges determined by the board of directors. The ability to authorize and issue preferred stock with voting or other rights or preferences makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us.

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  As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15 percent or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction in which such person became such an interested stockholder. Our board of directors could rely on Delaware law to prevent or delay an acquisition of our company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. In making such forward-looking statements, we must rely on estimates and assumptions drawn in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances. These estimates and assumptions are inherently subject to significant business, economic and competitive uncertainties, many of which are beyond our control. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by us, or on our behalf.

        In particular, the words "expect," "anticipate," "estimate," "may," "will," "should," "intend," "believe," and similar expressions are intended to identify forward-looking statements. In light of the risks and uncertainties inherent in all forward-looking statements, you should not consider the inclusion of forward-looking statements in this prospectus to be a representation by us or any other person that our objectives or plans will be achieved.

        We undertake no obligation to update our forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of 3,822,173 shares of common stock in this offering will be approximately $55.3 million (or $63.8 million if the over-allotment option is exercised in full), based on the initial public offering price of $16.00 per share, after deducting the underwriting discount and estimated offering expenses we are responsible for paying. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

        We intend to use the net proceeds from this offering primarily for working capital and general corporate purposes. The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of this offering. We also may use a portion of the net proceeds for the acquisition of businesses, applications and technologies. We have no current agreements or commitments for the acquisition of any businesses, products or technologies. Pending these uses, we will invest the net proceeds of this offering in short-term money market and money market equivalent securities.

DIVIDEND POLICY

        We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business. Accordingly, we do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors, which will depend on our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and capitalization at June 30, 2004, as follows:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all of our outstanding convertible redeemable preferred stock into an aggregate of 11,313,876 shares of our common stock; and

  •
  on a pro forma as adjusted basis to give effect to the exercise for cash by certain selling stockholders of options to purchase 20,640 shares of common stock at an average exercise price of $0.33 per share, and to reflect the sale of 3,822,173 shares of common stock by us in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses.

        All share numbers reflect a 1-for-3 reverse stock split of our common stock to be effected prior to the completion of this offering.

        You should read this table in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited) (in thousands, except share data)
Cash and cash equivalents	$7,165	$7,165	$62,496

Restricted cash	$11	$11	$11

Convertible redeemable preferred stock, $0.0001 par value per share; 33,941,655 shares authorized, issued and outstanding, actual; 33,941,655 shares authorized and no shares issued or outstanding, pro forma; and no shares authorized, issued or outstanding pro forma as adjusted	32,608	—	—
Stockholders' equity (deficit):
Preferred stock, $0.0001 par value per share; no shares authorized, issued or outstanding, actual and pro forma; 10,000,000 shares authorized and no shares issued or outstanding pro forma as adjusted	—	—	—
Common stock, $0.0001 par value per share; 70,000,000 shares authorized, actual and pro forma, and 50,000,000 shares authorized, pro forma as adjusted; 4,593,253 shares issued and outstanding, actual; 15,907,129 shares issued and outstanding, pro forma; 19,749,942 shares issued and outstanding, pro forma as adjusted	1	2	2
Additional paid-in capital	11,375	43,982	99,313
Notes receivable from stockholders	(729)	(729)	(729)
Deferred stock-based compensation	(4,505)	(4,505)	(4,505)
Accumulated other comprehensive income	(12)	(12)	(12)
Accumulated deficit	(18,987)	(18,987)	(18,987)

Total stockholder's equity (deficit)	(12,857)	19,751	75,082

Total capitalization	$19,751	$19,751	$75,082

        The table above excludes the following shares:

  •
  262,666 shares of common stock issuable upon the exercise of warrants outstanding, as of June 30, 2004, at a weighted average exercise price of $2.62 per share;

  •
  629,514 shares of common stock issuable upon exercise of stock options outstanding, as of June 30, 2004, at a weighted average exercise price of $0.56 per share; and

  •
  14,217 shares of common stock available for future issuance under our 2000 Stock Plan, as of June 30, 2004.

DILUTION

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at June 30, 2004 after the conversion of all of our outstanding convertible preferred stock into an aggregate of 11,313,876 shares of our common stock, which will occur immediately prior to the completion of this offering.

        Investors participating in this offering will incur immediate, substantial dilution. Our pro forma net tangible book value was approximately $15.7 million, or $0.99 per share of common stock at June 30, 2004. After giving effect to the sale of 3,822,173 shares of common stock by us in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses we are responsible for paying, our pro forma as adjusted net tangible book value at June 30, 2004, would have been $71.1 million, or $3.60 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $2.61 per share of common stock to our existing stockholders and an immediate dilution of $12.40 per share to the new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$16.00
Pro forma net tangible book value per share at June 30, 2004	$0.99
Increase in net tangible pro forma book value per share attributable to new investors in this offering	$2.61

Pro forma as adjusted net tangible book value per share after this offering		$3.60

Dilution per share to new investors		$12.40

        The following table summarizes, as of June 30, 2004, on a pro forma as adjusted basis, the total number of shares and consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering from us at the initial public offering price of $16.00 per share, and before deducting the underwriting discounts, commissions and estimated offering expenses we are responsible for paying:

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percent	Amount	Percent
Existing Stockholders	15,927,769	80.6%	$33,829,833	35.6%	$2.12
New Investors	3,822,173	19.4%	61,154,768	64.4%	$16.00

Total	19,749,942	100.0%	$94,984,601	100.0%

        The discussion and tables above are based on the number of shares of common stock and convertible preferred stock outstanding as of June 30, 2004, after giving effect to the exercise for cash by certain selling stockholders prior to the closing of this offering of options to purchase 20,640 shares of common stock at an average exercise price of $0.33 per share.

        The discussion and tables above exclude the following shares:

  •
  262,666 shares of common stock issuable upon the exercise of warrants outstanding, as of June 30, 2004, at a weighted average exercise price of $2.62 per share;

  •
  629,514 shares of common stock issuable upon exercise of stock options outstanding, as of June 30, 2004, at a weighted average exercise price of $0.56 per share; and

  •
  14,217 shares of common stock available for future issuance under our 2000 Stock Plan, as of June 30, 2004.

        To the extent outstanding options and warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the period beginning March 13, 2000, our inception, through December 31, 2000 and the consolidated balance sheet data as of December 31, 2000 and 2001 are derived from our audited consolidated financial statements for those periods, which are not included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the six months ended June 30, 2003 and 2004 and the balance sheet data for the six months ended June 30, 2004 are derived from unaudited interim financial statements included elsewhere in this prospectus that, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial condition for those periods. This section presents our historical consolidated financial data and does not purport to project our results of operations or financial position for any future period or date. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for any other period or the entire year ending December 31, 2004. The unaudited pro forma combined statement of operations data for the year ended December 31, 2003 reflect our acquisition of Hexacto as if the acquisition had occurred on January 1, 2003 and are derived from our unaudited pro forma condensed consolidated financial information appearing elsewhere in this prospectus. The pro forma statement of operations data are not necessarily indicative of what our results would have been if the acquisition had occurred on such date and should be read in conjunction with our consolidated financial statements and related notes, the separate financial statements and related notes of Hexacto, and the unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus.

	March 13, 2000 (Inception) through December 31, 2000					Six Months Ended June 30,
		Year Ended December 31,
		2001	2002	2003	Pro Forma Combined 2003	2003	2004
					(unaudited)	(unaudited)
	(in thousands, except share data)
Consolidated Statements of Operations Data:
Revenues(1)	$5	$90	$1,592	$13,470	$14,209	$4,174	$15,479
Cost of revenues	25	202	1,097	1,998	2,195	653	2,360

Gross profit (loss)	(20)	(112)	495	11,472	12,014	3,521	13,119
Operating expenses:
Research and development	684	3,365	3,995	7,338	7,635	2,669	5,054
Selling and marketing	58	743	1,023	3,245	3,390	1,039	2,312
General and administrative	623	1,234	1,876	3,889	4,338	1,296	3,054
Acquired in-process research and development	—	—	—	103	103	—	—
Stock-based compensation(2)	—	67	90	4,030	4,558	2,874	1,498

Total operating expenses	1,365	5,409	6,984	18,605	20,024	7,878	11,918

Income (loss) from operations	(1,385)	(5,521)	(6,489)	(7,133)	(8,010)	(4,357)	1,201
Interest and other income (expense), net	—	251	52	77	(99)	95	(40)

Net income (loss)	$(1,385)	$(5,270)	$(6,437)	$(7,056)	$(8,109)	$(4,262)	$1,161

Net income (loss) per common share(3):
Basic	$—	$(4.29)	$(3.33)	$(2.67)	$(3.07)	$(1.75)	$0.35
Diluted	$—	$(4.29)	$(3.33)	$(2.67)	$(3.07)	$(1.75)	$0.25
Weighted average shares used in computing net income (loss) per common share(3):
Basic	—	1,227,445	1,932,900	2,643,825	2,643,825	2,441,220	3,334,844
Diluted	—	1,227,445	1,932,900	2,643,825	2,643,825	2,441,220	4,651,786
Unaudited pro forma net income (loss) per share(4):
Basic				$(0.59)			$0.08
Diluted				$(0.59)			$0.07
Unaudited weighted average shares used in computing unaudited pro forma net income (loss) per share(4):
Basic				11,915,451			14,648,720
Diluted				11,915,451			15,965,662
	As of December 31,				As of June 30, 2004
	2000	2001	2002	2003	Actual	Pro Forma(4)	Pro Forma As Adjusted(5)
					(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$68	$6,213	$8,042	$11,133	$7,165	$7,165	$62,496
Restricted cash	—	850	59	830	11	11	11
Working capital	326	6,970	8,448	11,763	13,409	13,409	68,740
Total assets	601	8,008	10,041	23,079	23,406	23,406	78,737
Total current liabilities	175	521	980	6,089	3,640	3,640	3,640
Total long-term liabilities	—	233	97	61	15	15	15
Convertible redeemable preferred stock	—	13,700	21,700	32,608	32,608	—	—
Total stockholders' equity (deficit)	426	(6,446)	(12,736)	(15,679)	(12,857)	19,751	75,082

(1)
Includes revenues from a related party, Sprint PCS amounting to zero, $33,000, $410,000, $2,462,000, $467,000 and $2,712,000 for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004, respectively. See Note 18 to our consolidated financial statements for further detail.

(2)
Stock-based compensation charges are excluded from the following operating expense categories (in thousands):

	March 13, 2000 (Inception) through December 31, 2000					Six Months Ended June 30,
		Year Ended December 31,
		2001	2002	2003	Pro Forma Combined 2003	2003	2004
					(unaudited)	(unaudited)
Research and development	$—	$17	$21	$1,153	$1,513	$657	$443
Selling and marketing	—	11	14	767	935	523	410
General and administrative	—	39	55	2,110	2,110	1,694	645

Total	$—	$67	$90	$4,030	$4,558	$2,874	$1,498

(3)
See Notes 2 and 13 to our consolidated financial statements for the determination of shares used in computing basic and diluted net income (loss) per share.

(4)
Pro forma to give effect to the conversion of all issued and outstanding shares of our convertible redeemable preferred stock into common stock, prior to the closing of this offering.

(5)
Assumes the exercise for cash by certain selling stockholders prior to the closing of this offering of options to purchase 20,640 shares of common stock at an average exercise price of $0.33 per share, and reflects the sale of 3,822,173 shares of common stock by us in this offering at the initial public offering price of $16.00 per share, after deducting underwriting discounts, commissions and estimated offering expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis together with our consolidated financial statements and the related notes appearing at the end of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading "Risk Factors."

Overview

        We are a global publisher of wireless entertainment applications, including games, ring tones, images and other entertainment content. We develop our applications both internally and through third-party developers. We have agreements to distribute our applications in 39 countries through 80 wireless carriers whose networks serve approximately 880 million subscribers. Our customers typically purchase our applications through a wireless carrier's branded e-commerce service accessed directly from their mobile phones. These carrier services include, among others, Verizon Wireless' Get It Now, Sprint PCS Vision and Vodafone live!. Our customers download our applications to their mobile phones and they are charged a one-time or monthly subcription fee for the application which appears on their mobile phone bill. The wireless carrier collects the fee, retains a percentage and remits the balance to us. Subscribers must have a mobile phone with multimedia capabilities to download and use our applications. Currently, only a limited number of wireless subscribers have the capability to download entertainment applications. We also distribute our applications through Internet portal sites, retail stores and mobile phone manufacturers that embed our games directly in mobile phones. In addition, we offer a limited number of personal computer, or PC, and personal digital assistant, or PDA, products that may be purchased through Internet portal sites and at retail locations.

        Our games and other entertainment applications are based on intellectual properties that we create and own, and well-established brands that we license from third parties. Our original properties include, among others, JAMDAT Bowling, Lemonade Tycoon™ and Gladiator®. Our licensed brands include, among others, Bejeweled, The Lord of the Rings, Tony Hawk's® Underground, Scrabble®, Blue's Clues® and Lemony Snicket's A Series of Unfortunate Events®. We also have license agreements with the NFL, MLB, the NBA and the NHL.

        In 2000 and 2001, we were primarily engaged in developing applications for existing and emerging technologies in the wireless entertainment market and building wireless carrier relationships in the United States. We generated minimal revenues during this period. In 2002, Verizon Wireless launched Get It Now and we began selling our applications to Verizon Wireless subscribers with BREW-enabled mobile phones. Get It Now provides a billing mechanism through which Verizon Wireless bills its subscribers on behalf of application providers like us. During the second half of 2002, we began selling our applications through other U.S. carriers, including Sprint PCS and AT&T Wireless, when they launched similar e-commerce application download services.

        Although we began operations in the United States, we have expanded internationally. In early 2002, we entered the Korean and Japanese markets through agreements with local distribution partners. In the second quarter of 2003, we opened an office in the United Kingdom to target the European market. In the third quarter of 2003, we entered the Chinese market through agreements with local distribution partners. Additionally, in the third quarter of 2003, we entered the Canadian market through our acquisition on July 3, 2003 of all the assets of Hexacto. The acquisition was accounted for as a purchase and Hexacto's operating results are included in our operating results for periods subsequent to the acquisition date. In early 2004, we opened a Tokyo office to establish distribution relationships directly with wireless carriers in Japan. In August 2004, we also opened an office in Hyderabad, India to provide software development services and establish distribution relationships directly with wireless carriers in India.

        In managing and evaluating our business, we consider, among other factors, the following:

  •
  Penetration of next-generation mobile phones.    The primary growth drivers of our business are the number of mobile phones in the market capable of downloading our applications and our ability to deploy our applications to those mobile phones—primarily through our carrier relationships. We believe that over time the majority of all mobile phones worldwide will be capable of downloading data applications through application environments like BREW and Java. According to ARC, worldwide mobile phone sales are expected to grow from 465.0 million units in 2003 to 689.1 million units in 2008. In addition, ARC estimates that sales of mobile phones with BREW are expected to grow from 11.6 million units in 2003 to 75.6 million units in 2008, and sales of mobile phones with Java are expected to grow from 95.5 million units in 2003 to 594.9 million units in 2008, collectively representing approximately 97% of all mobile phones expected to be sold in 2008. According to ARC, sales of BREW handsets in North America are expected to grow from 5.5 million units in 2003 to 31.0 million units in 2008, and sales of Java handsets in North America are expected to grow from 7.3 million units in 2003 to 71.6 million units in 2008, a 52% compound annual growth rate. According to ARC, total sales of BREW handsets between 2002 and 2003 in North America and worldwide were 6.9 million and 15.1 million, respectively. In addition, ARC estimates total sales of Java handsets between 2001 and 2003 in North America and worldwide were 9.7 million and 142.2 million, respectively.

  •
  Estimated annual wireless gaming revenues.    We analyze the wireless entertainment market on an aggregate basis estimating the average annual amount spent on wireless gaming per next-generation mobile phone. According to ARC, total wireless gaming revenues in North America in 2003 were approximately $119 million and are expected to grow to approximately $1.2 billion in 2008, a 59% compound annual growth rate. In addition, according to ARC, global wireless gaming revenues in 2003 were approximately $1.1 billion and are expected to grow to approximately $8.4 billion by 2008, a 49% compound annual growth rate.

  •
  Complexity of mobile phone features and technologies.    We support numerous mobile phone models and technologies in an effort to reach the maximum number of wireless subscribers. We have developed processes and proprietary technologies that enable us to efficiently deploy our applications to over 200 mobile phone models. However, keeping pace with the rapid innovation of mobile phone technologies together with the continuous introduction of new mobile phone models by wireless carriers requires investment in deployment capabilities, including personnel, technologies and equipment. To date, we have broadly supported mobile phones utilizing BREW and Java as the primary application environment.

  •
  Composition of our application portfolio.    Our strategy is to publish a diversified and balanced portfolio of high-quality applications based on both JAMDAT brands and brands that we license from third parties. In the years ended December 31, 2002, December 31, 2003 and the six months ended June 30, 2004, we derived 38%, 57% and 50%, respectively, of our revenues from JAMDAT-branded applications. Our license agreements for third-party brands typically require that we pay an advance or guaranteed payment. We generally recoup all of the advances we have paid from royalties earned from sales of the application before the licensor receives any further royalty payments from us. We also distribute applications for other publishers, developers and licensors. When we distribute applications, we generally do not assume the cost or responsibility associated with application development, which ultimately results in a higher royalty payment to the third party and therefore a lower gross margin for us on distributed products. In 2003, these third party distribution services accounted for less than 2% of our revenues.

  •
  Pricing of our applications.    Our prices and purchasing methods vary by application, mobile phone model and wireless carrier. We offer some of our applications only on a monthly subscription basis and others only through a one-time purchase option. We also bundle multiple applications for a monthly subscription fee. Subscriptions to our applications generally renew automatically on a month-to-month basis and are terminable by our customers any time. Although we have the ability to propose prices to our carriers, in general, the final price is set by the carrier. The carriers typically charge $1.49 to $2.99 for a monthly subscription and $3.99 to $7.49 for a one-time purchase of our applications. During the year ended December 31, 2003 and the six months ended June 30, 2004, we derived approximately 32% and 30% of our revenues, respectively, from subscriptions.

  •
  Revenues by Carrier.    We distribute our applications primarily through wireless carriers. We generally seek to create direct contractual relationships with these carriers when they launch their bill on behalf of services. Of the 80 carriers with whom we have distribution arrangements, 72 are direct and 8 are indirect or through a local distribution partner, as opposed to dealing directly with the wireless carriers. Our ability to generate revenues and the terms under which we deliver our applications depend on a number of factors, including our ability to maintain strong relationships with the carriers and to differentiate our applications from those of our competitors. Subscribers of Verizon Wireless and Sprint PCS, our largest and second largest carrier relationships by revenue, accounted for approximately 49% and 26%, respectively, of our revenues during the year ended December 31, 2002, approximately 50% and 18%, respectively, of our revenues during the year ended December 31, 2003, and approximately 40% and 18%, respectively, of our revenues for the six months ended June 30, 2004.

  •
  Revenues by Geography.    While we have initially focused on building our presence in the United States, we believe that the wireless entertainment market is expanding globally and we intend to pursue revenue opportunities outside the United States. Our Montreal, Canada office distributes our applications to wireless carriers in Canada and, starting in late 2003, our Guildford, England office began distributing our applications throughout Europe. In April 2004, we opened an office in Tokyo, Japan to distribute our applications in the Japanese market. We distribute our applications in China and Korea through local distribution partners. In August 2004, we opened an office in Hyderabad, India to distribute our applications in India. All of our other international distribution efforts are currently managed directly from the United States. During the year ended December 31, 2003 and the six months ended June 30, 2004, we derived approximately 22% and 21% of our revenues, respectively, from international markets.

Application of Critical Accounting Policies and Estimates

        We have identified the policies below as critical to our business operations and understanding of our financial results. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates under different assumptions or conditions.

  Revenue Recognition

        We recognize revenues in accordance with the guidelines of SEC Staff Accounting Bulletin, or SAB, No. 104 "Revenue Recognition." We generally recognize revenues from the sale or subscription of our applications to wireless subscribers under distribution agreements with wireless carriers and other distributors in the period in which the applications are purchased or over the period in which the applications are subscribed, assuming that: fees are fixed and determinable; we have no significant obligations remaining; and collection of the related receivable is reasonably assured. In accordance with our distribution agreements, the wireless carriers and other distributors are responsible for billing, collecting and remitting to us our percentage of the fees. The wireless carriers and other distributors generally report the final sales data to us within 10 to 45 days following the end of each month. In situations where wireless carriers are not contractually obligated to report sales data prior to our external reporting deadlines, we estimate our revenues based on preliminary sales data derived from our servers or directly from the carrier, an analysis of carrier-specific historical sales trends and the expected impact of all newly launched applications during the period. To date, instances requiring estimates have not been significant. Our policy is to record differences between estimated revenues and actual revenues in the next reporting period once the actual amounts are determined.

        In accordance with Emerging Issues Task Force, or EITF, No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent," we recognize as revenues the net amount the wireless carrier or distributor pays to us upon the sale of our applications, net of any service or other fees earned and deducted by the wireless carrier or distributor. We have evaluated our wireless carrier and distributor agreements and have determined that we are not the principal when selling our applications through wireless carriers. Key indicators that we evaluated to reach this determination include:

  •
  wireless subscribers directly contract with wireless carriers who have most of the customer service interaction and are generally viewed as the primary obligor by the wireless subscribers;

  •
  wireless carriers generally have significant control over the type of applications and content that are offered to their wireless subscribers;

  •
  wireless carriers are directly responsible for billing and collecting fees from wireless subscribers including resolution of billing disputes;

  •
  wireless carriers generally pay us a fixed percentage of revenues collected;

  •
  wireless carriers generally must approve the price of our applications in advance of their sale to wireless subscribers, and our more significant carrier customers have the ability to set the ultimate price charged to the wireless subscriber; and

  •
  we have limited risks, including no inventory risk and limited credit risk, because wireless carriers generally bear the risk of collecting from their subscribers.

        Based on our evaluation of these factors, we believe that recognizing revenues on a net basis is appropriate where the above indicators are present.

        We also derive revenues from license agreements with mobile phone manufacturers that allow them to embed our applications directly into their mobile phones. Generally, these manufacturers pay a per unit license fee for each mobile phone manufactured with an embedded application. Manufacturers generally report manufacturing data within 45 days after the end of the month or quarter in which such activity takes place. In situations where handset manufacturers are not contractually obligated to report sales data prior to our external reporting deadlines, we estimate our revenues based on preliminary sales data obtained from the handset manufacturers, an analysis of historical sales trends and the expected impact of any newly released handsets which feature embedded versions of our products. Our procedures for estimating revenues under these license agreements include:

  •
  Evaluation of monthly manufacturing data received to evaluate trends of manufacturing activity based on our knowledge of the mobile phones being produced that embed our applications; and

  •
  Communication with the appropriate personnel at the manufacturer to obtain preliminary manufacturing information prior to receipt of the formal royalty report or payment for the month.

To date, instances requiring estimates have not been significant and our policy is to record differences between estimated revenues and actual revenues in the next reporting period once the actual amounts are determined. We recognize revenues from these arrangements in the month or quarter that this manufacturing activity takes place assuming: fees are fixed and determinable; we have no significant obligations remaining; and collection of the related receivable is reasonably assured.

        Revenues recorded based on this estimation process for the years ended December 31, 2001, 2002 and 2003, and for the six-months ended June 30, 2003 and 2004 amounted to 0%, 4.3%, 1.3%, 0.7% and 5.6% of total revenues, respectively. As discussed above, distribution agreements requiring revenue estimates are generally related to smaller foreign wireless carriers, distributors and mobile phone manufacturers. Historically, differences between our estimates and actual revenues have not been materially different and, as a private company, we have had adequate time to adjust our estimated revenues to actual results once we receive final sales data. Revenues requiring estimates increased as a percentage of revenues for the six months ended June 30, 2004 as a result of an increase in business with smaller European carriers who take longer to report their actual results to us. We expect that revenues requiring estimates will remain flat as a percentage of revenues through the remainder of 2004. In addition, we are working with these smaller wireless carriers, distributors and mobile phone manufacturers to receive more timely sales reporting in situations where the data is not being received within our public company reporting deadlines to minimize the instances requiring estimates in the future.

        In addition, we have generated limited revenues from providing consulting services and contractual development work for carriers. In the event that we receive upfront payments for these activities, revenues are generally recognized upon delivery or over the contractual term depending on the underlying contractual obligations. Revenues under these types of arrangements are not anticipated to be significant in the future.

        Deferred revenues generally consist of up-front payments from wireless carriers or other distribution partners for development or other services that we are not recognizing until we fulfill our underlying contractual obligations and the related revenues are earned.

        Although the majority of our revenue is denominated in the functional currency of the entity responsible for the sale, we do have certain contracts where revenue is denominated in currency other than the functional currency. In these instances, revenue is converted at a quoted average exchange rate for the period over which the revenue was earned.

  Impairment of Goodwill and Long-Lived Assets

        We periodically assess potential impairments of our goodwill in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets." We assess impairment of our other long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by us include significant underperformances relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends. In addition, we assess goodwill at least annually in accordance with SFAS No. 142. SFAS No. 142 requires a two-step process for evaluating whether goodwill has been impaired. The first step of the goodwill impairment test compares the fair value of the company with its carrying value, including goodwill. If the fair value exceeds its carrying amount, goodwill is not impaired. If the carrying value exceeds its fair value, we compare the fair value of goodwill with the carrying value of that goodwill. If the carrying value of goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. When we determine that the carrying value of a long-lived asset, other than goodwill, may not be recoverable based upon the existence of one or more of the above indicators of impairment, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, we recognize an impairment loss. We report an impairment loss in the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows if not. To date, we have not had an impairment of goodwill or other long-lived assets.

  Income Taxes

        We periodically review the likelihood that we will realize the value of our deferred tax assets and liabilities to determine if a valuation allowance is necessary. We have recorded a full valuation allowance against our net deferred tax assets. We have maintained a full valuation allowance because we concluded that it was not likely we would realize the value of our deferred tax assets, in light of our history of net operating losses and limited operating history, potential limitations on the utilization of net operating loss carryovers, future taxable income and feasibility of tax planning initiatives. If we determine in the future that it is more likely than not that we will realize any future deferred tax assets for which we previously provided a valuation allowance, we would reduce the existing valuation allowance and recognize income in the amount of the reduction. Conversely, if we determine that we would not be able to realize any future recorded net deferred tax asset, we would increase the valuation allowance and recognize the increase as a charge to our results of operations in the period we reached the conclusion.

        In addition, we operate within multiple domestic and foreign taxing jurisdictions and are subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that our financial statements reflect a reasonable assessment of our foreign tax liability, it is possible that the ultimate resolution of these issues could significantly differ from our original estimates.

  Accounting for Stock-Based Compensation

        We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and comply with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference between the deemed fair value of our common stock and the exercise price on the date of grant. We account for non-employee stock-based awards, in which goods or services are the consideration received for the equity instruments issued, in accordance with the provisions of SFAS No. 123 and related interpretations. We have recorded compensation charges for issuances of stock awards where the exercise price was less than the deemed fair value of the underlying stock for financial accounting purposes. See "—Results of Operations—Stock-Based Compensation."

  Software Development Costs

        We expense research and development costs, which consist primarily of software development costs, as they are incurred. We account for software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." We expense software development costs that we incur in the research and development of software products and enhancements to existing software products until the time when we establish technological feasibility, and we capitalize costs from that time until the product is available for general release to customers. Under our current practice of developing new applications, the technological feasibility of the underlying software is not established until substantially all product development is complete, which generally includes the development of a working model. As a result, to date, we have not capitalized any costs relating to our application development because the costs incurred after the establishment of technological feasibility of our applications have not been significant. In addition, in the future, we will consider the following factors in determining whether costs can be capitalized: the emerging nature of the wireless entertainment market; the rapid evolution of the platforms and mobile phones on which we develop; the lack of pre-orders or sales history for our applications; the uncertainty regarding an application's revenue-generating potential; our lack of control over the sales channel resulting in uncertainty as to when an application will be available for sale, if at all; and our historical practice of canceling applications throughout each stage of the development process.

  Advance or Guaranteed Licensor Royalty Payments

        Advance or guaranteed licensor royalty payments are fees that we pay to third-party brand holders for use of their intellectual property, including trademarks or copyrights, in the development of our applications. We capitalize advance or guaranteed royalty payments to licensors and amortize these amounts to cost of revenues over the period in which revenues for the license will be generated, which is typically over the term of the license agreement, based on either the agreement execution date or application launch date, depending on the terms of the license agreement.

Results of Operations

        The following table sets forth the items in our historical consolidated statements of operations for the periods indicated and as a percentage of revenues (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	$90	$1,592	$13,470	$4,174	$15,479
Cost of revenues	202	1,097	1,998	653	2,360

Gross profit (loss)	(112)	495	11,472	3,521	13,119

Operating expenses:
Research and development	3,365	3,995	7,338	2,669	5,054
Selling and marketing	743	1,023	3,245	1,039	2,312
General and administrative	1,234	1,876	3,889	1,296	3,054
Acquired in-process research and development	—	—	103	—	—
Stock-based compensation	67	90	4,030	2,874	1,498

Total operating expenses	5,409	6,984	18,605	7,878	11,918

Income (loss) from operations	(5,521)	(6,489)	(7,133)	(4,357)	1,201
Interest and other income (expense), net	251	52	77	95	(40)

Net income (loss)	$(5,270)	$(6,437)	$(7,056)	$(4,262)	$1,161

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	100%	100%	100%	100%	100%
Cost of revenues	224	69	15	16	15

Gross profit (loss)	(124)	31	85	84	85

Operating expenses:
Research and development	3,739	251	54	64	33
Selling and marketing	826	64	24	25	15
General and administrative	1,371	118	29	31	20
Acquired in-process research and development	—	—	1	—	—
Stock-based compensation	74	6	30	69	10

Total operating expenses	6,010	439	138	189	77

Income (loss) from operations	(6,134)	(408)	(53)	(104)	8
Interest and other income (expense), net	279	3	1	2	—

Net income (loss)	(5,856)%	(404)%	(52)%	(102)%	8%

  Sources of Revenues

        We principally derive revenues from the licensing of our applications to wireless subscribers for a one-time purchase fee or a monthly subscription fee. Substantially all of these fees appear on our customers' monthly mobile phone bill. In accordance with our carrier agreements, the carriers perform billing and collection functions and remit a percentage of the fees to us. We recognize the net amount of revenues due to us from the wireless carrier. See "—Application of Critical Accounting Policies and Estimates—Revenue Recognition." We generate the vast majority of our revenues through our carrier distribution channel when wireless subscribers download our applications to their mobile phones, typically through a carrier's branded e-commerce service. Our customers may also initiate the purchase of our applications from various Internet portal sites or through other delivery mechanisms with carriers continuing to be responsible for billing, collecting and remitting to us a percentage of those fees. We also generate limited revenues from mobile phone manufacturers when they embed one of our applications directly into a mobile phone. We generally receive payment from the manufacturer on a per mobile phone basis. Revenues from embed sales represented 6% of our revenues for the year ended December 31, 2003 and 5% of our revenues for the six months ended June 30, 2004. Finally, we generate limited revenues from the sale of some of our applications, including PC and PDA products, through Internet portal sites and retail stores. Revenues from these sales represented 9% of our revenues for the year ended December 31, 2003 and 3% of our revenues for the six months ended June 30, 2004. We currently anticipate that revenues from PC and PDA products, which are a result of the Hexacto acquisition, will continue to decline as a percentage of total revenues. We expect this decline because we do not currently anticipate significant future investment in these types of revenue opportunities.

  Cost of Revenues

        Our cost of revenues includes amortization of advance or guaranteed royalties to licensors, royalty payments to licensors, royalty payments to developers in excess of development costs, amortization of acquired software and other costs. Our gross profit is determined largely by the mix of our JAMDAT-branded and licensed applications sold during a particular period under varying royalty obligations associated with each application. There are multiple internal and external factors that affect the mix between sales of JAMDAT-branded and licensed applications including the overall ratio of JAMDAT-branded applications to licensed applications available for sale during a particular period. The success of any individual application during a particular period is affected by internal and external factors such as marketing and media exposure, product quality, competitive products and consumer acceptance. If our mix of sales shifts substantially to licensed applications or applications with higher overall royalty rates, our gross margin would decline.

        We capitalize advance or guaranteed royalty payments to licensors and amortize these amounts to cost of revenues over the period in which revenues for the license will be generated, which is typically over the term of the license agreement. If our licensors earn royalties in excess of advances or guaranteed payments, we categorize the excess royalties as cost of revenues in the period they are earned by the licensor. If our external developers earn royalties in excess of our previously expensed application development costs, we similarly categorize the excess royalties as cost of revenues in the period the developer actually earns the royalties. Costs incurred for the development of our applications prior to technological feasibility are expensed as incurred throughout the development process, and are included in research and development expenses. See "—Application of Critical Accounting Policies and Estimates—Software Development Costs."

        Acquired software consists of completed software acquired in the acquisition of Hexacto. We amortize acquired software over the estimated useful life of two years.

        Other costs of revenues consist primarily of bandwidth, co-location space and other fees associated with maintaining our carrier-grade hosting environment used for developing and operating our application provisioning and multi-player gaming services.

  Operating Expenses

        Our operating expenses primarily include research and development, selling and marketing, general and administrative and stock-based compensation.

        Research and Development.    Our research and development expenses relate primarily to compensation and associated costs for the internal and external development and deployment of our entertainment applications, quality assurance testing, compensation and associated costs of technology employees working on platform technologies, mobile phone and wireless service costs associated with application development and deployment, and certification testing required by carriers.

        We devote substantial resources to the development and deployment of our applications and expect this to continue in the future. We attempt to balance the mix of internal and external application development. We believe that developing applications internally through our own employee developers allows us to increase margins, leverage the technology we have developed and better control application delivery. The use of external development allows us to significantly increase the number and diversity of our applications while controlling fixed costs. We also believe external developers provide dynamism and creativity and we will continue to work closely with the best-available application developers. Our external application development costs are typically structured as non-refundable advance payments against future royalties earned, if any. The advance amounts generally range between $40,000 and $120,000 per application. Our applications generally require from six months to one year to produce, based on the complexity and feature set of the application developed, the number of platforms and handsets covered and the experience of the developer. We expect the payments to developers and the production time to increase as the complexity and feature sets of the applications they develop increase. We expect our research and development expenses will increase in absolute terms as we continue to create new applications and technologies as our company grows.

        Selling and Marketing.    Our selling and marketing expenses relate primarily to the compensation and associated costs for marketing and sales personnel, marketing and advertising, trade shows, public relations and other promotional activities, and general business development activities. We expect selling and marketing expenses to increase in absolute terms with the growth of our business and as we further promote the JAMDAT brand and our applications in the future.

        General and Administrative.    Our general and administrative expenses relate primarily to the compensation and associated costs for general and administrative personnel, professional fees, facility costs, information technologies and service costs. In addition to our headquarters, located in Los Angeles, California, we maintain offices in Tokyo, Japan, Montreal, Canada, Guildford, England and Hyderabad, India. We expect that general and administrative expenses will increase in absolute terms as we hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

        Stock-Based Compensation.    In connection with the grant of common stock awards, we have recorded deferred stock-based compensation for the difference between the exercise price and the deemed fair value for financial accounting purposes of the underlying shares of stock and option awards to employees on the date of the grant. In addition, for restricted stock awards that were exercised with notes receivable from stockholders that did not have fixed accounting, we recognized deferred stock-based compensation for increases in the deemed fair value at the end of each reporting period until a fixed and final measurement occured in April 2003 which resulted in recognition of cumulative deferred stock-based compensation of approximately $3.9 million through April 2003.

        During the 12-month period ended June 30, 2004, we granted stock awards and options with exercise prices ranging from $0.33 per share to $1.32 per share and deemed fair values for accounting purposes for the same period ranging from $2.91 per share to $10.38 per share, resulting in deferred stock-based compensation of $6.2 million for this 12-month period ended June 30, 2004. All stock options that we have granted to our employees and directors under our equity plans were intended to be exercisable at a price per share not less than the fair value of the shares of our common stock underlying those options or stock awards on their respective dates of grant. Because there has not been a public market for our shares prior to this offering, our board of directors determined these exercise prices in good faith, based on the best information available to the board and our management at the time of grant.

        We did not obtain contemporaneous valuations by an unrelated valuation specialist at the times we issued stock options or awards because our board of directors believed the best indicator of the fair value of our common stock was a market approach based on the preferred stock prices paid by outside investors after making adjustments for preferred stock preferences. In addition, our board of directors believed that, because of the early stage of our business, traditional valuation approaches used by independent valuation firms, such as an income approach, would not be relevant and would not be worth the cost. Subsequently, in anticipation of this offering, we reassessed the valuations of our common stock using a retrospective valuation performed by management, which required us to make complex and subjective judgements. The deemed fair value of our common stock was determined using a combination of a market approach at several key dates and straight-line interpolation of the deemed fair value at those dates to the contemplated initial public offering price. Management's valuation took into consideration the following factors:

  •
  key company milestones;

  •
  third party preferred stock investments and related common stock implied values based on preferred stock preferences;

  •
  comparable company analysis;

  •
  key industry and market factors; and

  •
  contemplated initial public offering price per share.

        The differences between the range of deemed fair values of $2.91 to $10.38 per share for stock awards granted during the last twelve months and the assumed initial public offering price of $14 per share were a result of the following factors:

  •
  During the third quarter of 2003, we believed that the probability of an initial public offering was low given the early stage of our business and the condition of the capital markets. Based on prevailing capital market requirements, we believed we would need to have significant growth in revenues and sustained profitability to be a viable initial public offering candidate. Accordingly, for most of 2003, we believed that the likelihood of an initial public offering was remote, and we believed that our shareholders would be more likely to obtain liquidity through a private sale of the business or a merger with a third party. Given the substantial liquidation preferences of our preferred stock that would be payable in preference to our common stock in any such sale or merger, we believed the fair value of our common stock was substantially below the fair value of our preferred stock.

  •
  During the fourth quarter of 2003, we issued $11 million of Series D preferred stock at a price of $1.46 per share, which shall convert into common stock upon the completion of this offering at a conversion price of $4.38 per share after giving effect to our 1-for-3 reverse stock split, to a venture capital firm that had not previously been an investor. We also continued to increase the number and deployment of our applications and our revenues grew sequentially by 28% over our revenues for the third quarter of 2003. In spite of these events, we continued to believe the likelihood of an initial public offering was remote because we had not achieved the necessary revenue scale or profitability. In determining the value of our common stock, we considered the revised liquidation preferences after our Series D financing and the achievement of the above-noted milestones. Accordingly, by the end of 2003, we determined that the deemed fair value for our common stock was higher than the Series D preferred stock price.

  •
  During the quarter ended March 31, 2004, we continued to increase the number of our applications available for sale and our revenues grew sequentially by 35% over our revenues for the fourth quarter of 2003. In addition, we achieved our first profitable quarter in the first quarter of 2004.

  •
  During the quarter ended June 30, 2004, we continued to increase the number of our applications available for sale and our revenues grew sequentially by 20% over our revenues for the first quarter of 2004 and we maintained our profitability. In mid-April and early May 2004, we received our first potential valuations from certain major investment banks. Based on these valuations, we retained investment bankers on in mid-May 2004 to advise us on a potential initial public offering. On July 2, 2004, we filed our registration statement. The preliminary estimates of our common stock price were based on projected 2005 revenues and earnings, which assumed significant continued growth in revenues and profits. In addition, this value was also based on favorable capital market conditions.

        Although it is reasonable to expect that the completion of this offering will add value to our common shares because they will have increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

        We recognize compensation expense as we amortize the deferred stock-based compensation amounts on an accelerated basis over the related graded vesting periods, generally over four years.

        During the years ended December 31, 2001, 2002 and 2003 and the six month period ended June 30, 2004, we recorded deferred stock-based compensation to stockholders equity of $0.3 million, $29,000, $4.8 million and $5.1 million, respectively, related to the final remeasurement of restricted shares underlying the notes to stockholders and the grant of new restricted common stock and option awards. Future annual amortization of deferred stock-based compensation for restricted common stock and options as of June 30, 2004 is as follows (in thousands):

Years Ending December 31,
2004	$3,050
2005	1,739
2006	892
2007	289
2008	27

  Income Taxes

        We are subject to tax in the United States on our U.S. sourced income. Due to our historic operating losses, we have not paid U.S. income taxes since inception and have generated significant net operating losses. Certain revenues generated outside of the United States are subject to foreign withholding taxes. These taxes are withheld from revenues generated by our partners in certain foreign countries based on specific tax treaties with the United States. These foreign withholding taxes are available as foreign tax credits against future taxable income. We have placed a valuation allowance against the entire amount of our otherwise recognizable net deferred tax assets for both of the years ended December 31, 2002 and 2003 because of our assessment that due to our history of operating losses and the related uncertainty about our ability to generate sufficient taxable income during the carryforward period, it is not likely that we will realize the deferred tax assets. For the first two quarters of 2004, we generated taxable income for the first time since our inception and have utilized a portion of our net operating loss carryforward to offset our estimated taxable income. Accordingly, we have not recorded a tax provision for the six months ended June 30, 2004.

  Comparison of the Six Months Ended June 30, 2003 and 2004

  Revenues

        Our revenues increased 271% from $4.2 million for the six months ended June 30, 2003 to $15.5 million for the six months ended June 30, 2004. The increase primarily resulted from increased sales volume of our new and existing applications due to an increase of addressable next-generation handsets, as a result of sales of new handsets by our carriers. We also increased the number of applications available for sale to 77 during the six month period ended June 30, 2004 from 42 during the prior year period. For the six months ended June 30, 2003, we had $0.5 million of international revenues compared to $3.3 million of international revenues for the six months ended June 30, 2004.

  Cost of Revenues

        Cost of revenues increased 261% from $0.7 million for the six months ended June 30, 2003 to $2.4 million for the six months ended June 30, 2004. The increase primarily resulted from an increase in license amortization due to the acquisition of additional licenses and excess royalty payments to developers and licensors resulting from our increased revenues. In addition, we incurred software amortization expense in the first six months of 2004 as a result of the acquisition of Hexacto.

  Gross Profit

        Our gross profit increased 273% from $3.5 million for the six months ended June 30, 2003 to $13.1 million for the six months ended June 30, 2004. The increase primarily resulted from an increase in our revenues. Our gross profit increased slightly as a percentage of revenues from 84% for the six months ended June 30, 2003 to 85% for the six months ended June 30, 2004. The slight increase in our gross profit as a percentage of revenues resulted from continued strong sales of JAMDAT-branded applications with low overall royalty rates offset by increased license amortization due to the acquisition of additional licenses and software amortization costs related to the acquisition of Hexacto.

  Research and Development

        Research and development expenses increased 89% from $2.7 million for the six months ended June 30, 2003 to $5.1 million for the six months ended June 30, 2004. The increase primarily resulted from an increase in the number of applications being developed and deployed from the prior year, a significant increase in personnel both in the United States and abroad, including 38 personnel associated with the acquisition of Hexacto, and increased spending on platform technologies, mobile phones and wireless service plans to support our development and deployment efforts. External development expenses represented 24% of total research and development expenses during the first six months of 2004 as compared to 38% over the same period in 2003. The decrease in external development expenses as a percentage of total research and development expenses is primarily due to utilization of JAMDAT Canada's internal studio during 2004.

  Selling and Marketing

        Selling and marketing expenses increased 123% from $1.0 million for the six months ended June 30, 2003 to $2.3 million for the six months ended June 30, 2004. The increase primarily resulted from an overall increase in our efforts to market to consumers through different media and to establish the JAMDAT brand, including marketing efforts undertaken in the European markets, increased personnel and marketing costs resulting from the acquisition of Hexacto as well as costs associated with increased marketing at major trade events such as the Electronic Entertainment Expo, or E3. As a percentage of revenues, selling and marketing expenses declined from 25% in the first six months of 2003 to 15% in the first six months of 2004 due to the overall growth of our revenues, which resulted in economies of scale in our selling and marketing expenses.

  General and Administrative

        General and administrative expenses increased 136% from $1.3 million for the six months ended June 30, 2003 to $3.1 million for the six months ended June 30, 2004. The increase in general and administrative expenses was due primarily to increases in facilities and personnel costs, including an increase in personnel and facilities costs resulting from the acquisition of Hexacto and commencement of the operations of JAMDAT Mobile (UK), and JAMDAT Mobile (Japan), and increased professional fees. As a percentage of revenues, general and administrative expenses declined from 31% in the first six months of 2003 to 20% in first six months of 2004 due to the overall growth of our revenues, which resulted in economies of scale in our general and administrative expenses.

  Stock-based Compensation

        Stock-based compensation for the six months ended June 30, 2003 was $2.9 million compared to $1.5 million for the six months ended June 30, 2004. The decrease was primarily a result of reduced stock-based compensation in 2004 compared to 2003 as the prior year stock-based compensation was primarily a result of the remeasurement of the fair value of previously issued restricted stock awards exercised with notes receivable from stockholders that did not have fixed accounting until the final measurement in April 2003.

  Interest and Other Income (Expense), Net

        Interest and other income (expense), net for the six months ended June 30, 2003 amounted to income of $95,000 compared to an expense of $40,000 for the six months ended June 30, 2004. The change was primarily a result of $52,000 of foreign currency losses in the first half of 2004 from our international operations and an increase in interest expense related to debt obligations that offset our interest income in the first half of 2004, and resulted in net interest income of $12,000.

  Comparison of the Years Ended December 31, 2002 and 2003

  Revenues

        Our revenues increased 746% from $1.6 million in the year ended December 31, 2002 to $13.5 million in the year ended December 31, 2003. The increase primarily resulted from increased sales volume of new and existing applications due to an increase of addressable next generation handsets, as a result of sales of new handsets by our carriers. We increased the number of applications available for sale to 63 during the year ended December 31, 2003 from 21 during the prior year. We also established an office in the United Kingdom and completed the acquisition of Hexacto during the period. We had $0.2 million international revenues in 2002 compared to $2.9 million of international revenues in 2003.

  Cost of Revenues

        Cost of revenues increased 82% from $1.1 million in the year ended December 31, 2002 to $2.0 million in the year ended December 31, 2003. The increase primarily resulted from an increase in license amortization due to the acquisition of additional licenses and an increase in excess royalty payments to certain developers and licensors resulting from increased revenues. In addition, we incurred software amortization expense in 2003 as a result of the acquisition of Hexacto. Cost of revenues, as a percentage of revenues, decreased from 69% in 2002 to 15% in 2003 due to the overall growth of our revenue, which resulted in amortization of prepaid licenses being less significant as a percentage of revenue in 2003.

  Gross Profit

        Our gross profit increased 2,218% from $0.5 million in the year ended December 31, 2002 to $11.5 million in the year ended December 31, 2003. The increase resulted from the substantial increase in our revenues over the prior year. Our gross profit as a percentage of revenues increased from 31% for the year ended December 31, 2002 to 85% for the year ended December 31, 2003. The increase in our gross profit as a percentage of revenues resulted from the substantial increase in our revenues over the prior period. Amortization costs relating to existing prepaid licenses represented a significant percentage of revenues in the prior period because such amortization was based on contractual terms and was prior to significant revenues being generated.

  Research and Development

        Research and development expenses increased 84% from $4.0 million in the year ended December 31, 2002 to $7.3 million in the year ended December 31, 2003. The increase primarily resulted from an increase in the number of applications being developed and deployed from the prior year, a significant increase in personnel both in the United States and abroad, including 38 personnel associated with the acquisition of Hexacto and increased spending on platform technologies, mobile phones and wireless service plans to support application development and deployment. External development represented 35% of total research and development expenses during 2003 as compared to 34% in 2002.

  Selling and Marketing

        Selling and marketing expenses increased 217% from $1.0 million for the year ended December 31, 2002 to $3.2 million for the year ended December 31, 2003. The increase primarily resulted from our effort to market directly to consumers through different media, including in theater and print advertising, costs associated with marketing efforts in the European markets and increased personnel and marketing costs resulting from the acquisition of Hexacto as well as costs associated with increased marketing at major trade events such as the Electronic Entertainment Expo, or E3. As a percentage of revenues, selling and marketing expenses declined from 64% in 2002 to 24% in 2003 due to the overall growth of our revenues, which resulted in economies of scale in our selling and marketing expenses.

  General and Administrative

        General and administrative expenses increased 107% from $1.9 million in the year ended December 31, 2002 to $3.9 million in the year ended December 31, 2003. The increase was due primarily to increases in facilities and personnel costs, including an increase in personnel and facilities costs as a result of the acquisition of Hexacto and the operations of JAMDAT Mobile (UK), and increased professional fees. As a percentage of revenues, general and administrative expenses declined from 118% in 2002 to 29% in 2003 due to the overall growth of our revenues which resulted in economies of scale in our general and administrative expenses.

  Stock-based Compensation

        Stock-based compensation for the year ended December 31, 2003 was $4.0 million compared to $90,000 for the year ended December 31, 2002. The increase in 2003 was primarily a result of the impact of the remeasurement of the fair value of previously issued restricted stock awards purchased in part with notes receivable from stockholders that did not have fixed accounting until the final measurement in April 2003. In addition, a smaller portion of the stock-based compensation was related to the amortization of deferred stock-based compensation for new stock grants made in 2003 at exercise prices below the deemed fair value for financial accounting purposes.

  Acquired In-Process Research and Development (IPRD)

        IPRD represents the write-off of acquired in-process research and development related to the acquisition of Hexacto.

  Interest and Other Income (Expense), Net

        Interest and other income (expense), net for the year ended December 31, 2002 amounted to $52,000 compared to $77,000 for the year ended December 31, 2003. The increase was primarily a result of the increase in interest income earned on the cash and cash equivalent balances in 2003, partially offset by increased interest expense from our notes payable obligations.

  Comparison of the Years Ended December 31, 2002 and 2001

  Revenues

        Our revenues increased 1,669% from $90,000 in the year ended December 31, 2001 to $1.6 million in the year ended December 31, 2002. In 2001, we were a development stage company focused on researching and developing applications for next-generation wireless mobile phones and building wireless carrier relationships. In 2002, U.S. wireless carriers began offering bill on behalf of services and application capable mobile phones, and we began generating wireless entertainment revenues in the United States. We generated approximately $0.4 million in consulting revenues in 2002 working for a U.S. carrier in connection with the launch of its bill on behalf of services. We do not anticipate generating significant consulting revenues in the future.

  Cost of Revenues

        Cost of revenues increased 443% from $0.2 million in the year ended December 31, 2001 to $1.1 million in the year ended December 31, 2002. The increases primarily resulted from our increase in license amortization costs associated with the acquisition of new licenses. Cost of revenues, as a percentage of revenues, decreased from 224% in 2001 to 69% in 2002 due to the overall growth of our revenues, which resulted in amortization of additional licenses being less significant as a percentage of revenue during 2002.

  Gross Profit

        Our gross profit for the year ended December 31, 2002 was $0.5 million, compared to a loss of $0.1 million in the year ended December 31, 2001. The increase resulted from an increase in our revenues. Our gross profit as a percentage of revenues for the year ended December 31, 2002 was 31%, an increase from our loss as a percentage of revenues of 124% for the year ended December 31, 2001. The increase in our gross profit as a percentage of revenues resulted from the increase in our revenues over the period.

  Research and Development

        Research and development expenses increased 19% from $3.4 million in the year ended December 31, 2001 to $4.0 million in the year ended December 31, 2002. The increase primarily resulted from a shift in application development from WAP to BREW and Java and increased personnel costs. External development represented 34% of total research and development expenses during 2002 as compared to 20% in 2001. The increase in external development expenses as a percentage of total research and development expenses was due to increased investments in BREW and Java applications made in 2002.

  Selling and Marketing

        Selling and marketing expenses increased 38% from $0.7 million for the year ended December 31, 2001 to $1.0 million for the year ended December 31, 2002. The increase was due primarily to the hiring of additional personnel. As a percentage of revenues, selling and marketing expenses declined from 826% in 2001 to 64% in 2002 due to the overall growth of our revenues, which resulted in economies of scale in our selling and marketing costs.

  General and Administrative

        General and administrative expenses increased 52% from $1.2 million in the year ended December 31, 2001 to $1.9 million in the year ended December 31, 2002. The increase primarily resulted from increased personnel, facilities costs and professional fees. As a percentage of revenues, general and administrative expenses declined from 1,371% in 2001 to 118% in 2002 due to the overall growth of our revenues, which resulted in economies of scale in our general and administrative costs.

  Stock-based Compensation

        Stock-based compensation for the year ended December 31, 2001 amounted to $67,000 compared to $90,000 for the year ended December 31, 2002 and increased slightly as a result of slight increases in the amortizable amount over the vesting period of the stock awards.

  Interest and Other Income (Expense), Net

        Interest and other income (expense), net for the year ended December 31, 2001 amounted to $0.3 million compared to $52,000 for the year ended December 31, 2002. The decrease was primarily a result of reduced cash and cash equivalent balances in 2002 coupled with a reduction in interest rates and related interest income earned on the cash and cash equivalents balance.

Liquidity and Capital Resources

        Since our inception, we have incurred recurring losses and negative annual cash flows from operations and we have an accumulated deficit of $19.0 million. Our primary sources of liquidity have historically been private placements of preferred shares to investors and credit facilities. In the future, we anticipate that our primary sources of liquidity will come from cash generated from operating activities and the proceeds of this offering. Our cash and cash equivalents were $11.1 million as of December 31, 2003 and $7.2 million as of June 30, 2004.

        Our net cash used in operating activities was $1.9 million for the six months ended June 30, 2004, as compared to $2.5 million for the six months ended June 30, 2003. Net cash used in operating activities was $3.7 million in 2003 compared to $6.6 million in 2002 and $5.2 million in 2001. Net cash used in operating activities for the years ended December 31, 2001, 2002 and 2003 was primarily the result of our net loss of $5.3 million, $6.4 million and $7.1 million in 2001, 2002, and 2003, respectively, and net loss of $4.3 million for the six months ended June 30, 2003 and net income of $1.2 million for the six months ended June 30, 2004, which are offset by non-cash items such as depreciation and amortization, stock-based compensation and changes in accounts receivable, accounts payable, acquisition of brand licenses and other operating assets and liabilities. Accounts receivable from carriers has increased with our revenue growth. Our days sales in outstanding receivables increased to 88 days at June 30, 2004 compared to 83 days at December 31, 2003. Our accounts receivable balance increased by $2,000, $1.0 million and $3.3 million for the years ended December 31, 2001, 2002 and 2003 and $1.0 million and $3.4 million for the six-month periods ended June 30, 2003 and 2004. The growth in receivables is anticipated to continue if our revenues continue to increase and this will continue to have a significant impact on our cash flows from operations. For the years ended December 31, 2001, 2002 and 2003, we spent $0.4 million, $0.8 million, and $1.0 million, respectively, on the acquisition of third party licenses, which is included in prepaid royalties in cash flows from operations. For the six months ended June 30, 2003 and 2004, we spent $0.8 million and $1.1 million, respectively, on the acquisition of third party licenses. In the future, it is possible we will be required to spend increasing amounts of money to acquire desirable third party licenses depending on the rights that we acquire and the value that the license holders place on those rights. If we acquire new third party licenses, we will likely spend significant amounts to develop and market products for the acquired licenses.

        Our net cash used in investing activities was $0.1 million for the six months ended June 30, 2004 compared to $0.2 million for the six months ended June 30, 2003. Net cash used in investing activities for the six months ended June 30, 2004 was comprised of $1.0 million in acquisitions of fixed assets offset by a release of restricted cash in the amount of $0.8 million. Net cash used in investing activities was $3.8 million for the year ended December 31, 2003 compared to net cash from investing activities of $0.5 million for the year ended December 31, 2002 and net cash used in investing activities of $1.4 million for the year ended December 31, 2001. Our investing activities represent cash payments for property and equipment, business acquisitions, and changes in restricted cash balances. For the years ended December 31, 2001, 2002 and 2003, we added $0.6 million, $0.3 million and $0.5 million of property and equipment, respectively. For the six months ended June 30, 2003 and 2004, we purchased property and equipment amounting to $0.1 million and $1.0 million, respectively. We made capital expenditures primarily to purchase personal computers, servers, software and fixtures. We expect to continue to invest in our facilities and technology to support our operations and remain competitive.

        Also, in 2003 we acquired all of the assets of Hexacto. It is likely that we will continue to use cash to fund our current international operations or possibly make additional acquisitions or investments.

        Our net cash used in financing activities was $1.9 million for the six months ended June 30, 2004 compared to $0.1 million for the six months ended June 30, 2003. Net cash provided by financing activities was $10.6 million for the year ended December 31, 2003 compared to $7.9 million for the year ended December 31, 2002 and $12.8 million for the year ended December 31, 2001. Historically, cash provided by financing activities has been from the private placement of preferred stock and from shares issued upon the exercise of stock options. We received cash proceeds from these issuances in the amount of $12.0 million, $8.0 million and $11.0 million for the years ended December 31, 2001, 2002 and 2003, respectively.

        We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all. Although there are no present understandings, commitments or agreements with respect to the acquisition of any other businesses, applications or technologies, we may, from time to time, evaluate acquisitions of other businesses, applications or technologies.

  Indebtedness

        As of June 30, 2004, we had $0.2 million of indebtedness, and we did not have any material outstanding debt securities, material contingent liabilities or material mortgages or liens.

        We are party to a financing arrangement with Silicon Valley Bank that provides for a $400,000 term loan for the acquisition of property and equipment. On August 10, 2001, we borrowed $400,000, requiring 36 equal principal and interest payments, which commenced on September 1, 2001. Borrowings are collateralized by our assets and bear interest at the greater of the bank's prime rate plus 1% or 8% per annum. As of December 31, 2003 and June 30, 2004, the outstanding principal balance of the loan was approximately $97,000 and $25,000, respectively, with an interest rate of 8%. The agreement requires us to maintain certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum quick ratio. We are in compliance with all covenants at December 31, 2003 and June 30, 2004.

        As of December 31, 2003, JAMDAT Canada had an operating line of credit with the Bank of Montreal bearing interest at the bank's prime lending rate plus 1.75%. Maximum borrowing of $500,000 Canadian Dollars, or CAD, is based on receivable levels of JAMDAT Canada and is collateralized by all the present and future accounts receivable, work in progress and inventory of JAMDAT Canada, as well as certain other assets of JAMDAT Canada. At December 31, 2003 and June 30, 2004, we had available borrowings of up to $59,000 ($77,000 CAD) and $321,000 ($430,000 CAD), respectively, under this credit facility, and $326,000 ($423,000 CAD) and $52,000 ($70,000 CAD) outstanding, respectively. The credit facility requires JAMDAT Canada to maintain certain financial and non-financial covenants the most restrictive of which is maintaining of minimum working capital and debt to net tangible asset value ratios. JAMDAT Canada was in compliance with these covenants at December 31, 2003 and June 30, 2004. JAMDAT Mobile Inc. guarantees JAMDAT Canada's obligations to the Bank of Montreal.

        JAMDAT Canada has a fixed asset loan with the Bank of Montreal bearing interest at the bank's prime lending rate plus 3%. The loan is collateralized by specified assets of JAMDAT Canada and is payable through February 2006. As of December 31, 2003 and June 30, 2004, the outstanding principal balance of the loan was approximately $28,000 and $21,000, respectively. The loan agreement requires JAMDAT Canada to maintain certain financial and non-financial covenants the most restrictive of which is the maintaining of minimum working capital and debt to net tangible asset ratios. JAMDAT Canada was in compliance with these covenants at December 31, 2003 and June 30, 2004. JAMDAT Mobile Inc. guarantees JAMDAT Canada's obligations to the Bank of Montreal.

        We entered into a promissory note payable agreement as purchase consideration related to the acquisition of Hexacto. The non-interest bearing principal balance on the note was $819,000, which had a discounted carrying value of $793,000 at December 31, 2003. In addition to this amount, the note also includes up to $1.0 million of contingent consideration related to the acquisition based on the achievement of certain revenue milestones in 2003 for Hexacto as set forth in the purchase agreement. The contingent portion of the notes payable bears interest at 7% per annum. In connection with the note payable agreement, we also entered into a letter of credit agreement in the amount of $819,000. Management has determined that Hexacto met all of the requisite revenue milestones to earn the full amount of the contingent portion and the amount is included in notes payable in the consolidated balance sheets as of December 31, 2003. In June 2004, we paid the entire balance of the notes payable including accrued interest amounting to $1,837,000 to the selling shareholders.

        In connection with the acquisition of Hexacto, we also assumed a note payable which was originally an obligation of the seller. The uncollateralized obligation is repayable in monthly principal payments of $6,588 through August 2005. As of December 31, 2003 and June 30, 2004, the outstanding principal balance of the note was approximately $125,000 and $83,000, respectively.

Contractual Obligations

        Our major outstanding contractual obligations relate to our non-cancelable operating leases, notes payable and guaranteed royalties. We have no long-term obligations of more than five years. We have summarized in the table below our fixed contractual cash obligations as of December 31, 2003 (in thousands).

Contractual Obligations	Total	Less than 1 year		1-3 years	3-5 years	More than 5 years
Notes payable	$2,388	$2,327	(1)	$61	$—	$—
Non-cancelable operating leases	2,139	386		1,080	673	—
Guaranteed royalties	545	370		175	—	—

Total	$5,072	$3,083		$1,316	$673	$—

(1)
In June 2004, we paid $1,837,000 of this amount.

Off-Balance Sheet Arrangements

        We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts, or any other off-balance sheet arrangements.

Quarterly Results of Operations

        The following table sets forth our supplemental selected unaudited consolidated statements of operations data for the ten quarters ended June 30, 2004. This data has been derived from the unaudited interim consolidated financial statements prepared on the same basis as the audited financial statements contained in this prospectus and, in our opinion, includes all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results for any future period.

	Three Months Ended
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004
	(unaudited) (in thousands, except share data)
Revenues	$12	$389	$468	$723	$1,830	$2,344	$4,074	$5,222	$7,033	$8,446
Cost of revenues	88	298	309	402	266	387	542	803	965	1,395

Gross profit (loss)	(76)	91	159	321	1,564	1,957	3,532	4,419	6,068	7,051
Operating expenses:
Research and development	962	988	863	1,182	1,373	1,296	2,056	2,613	2,355	2,699
Selling and marketing	237	282	218	286	448	591	761	1,445	896	1,416
General and administrative	420	472	472	512	542	754	1,018	1,575	1,315	1,739
Acquired in-process research and development	—	—	—	—	—	—	103	—	—	—
Stock-based compensation	22	22	23	23	2,010	864	532	624	711	787

Total operating expenses	1,641	1,764	1,576	2,003	4,373	3,505	4,470	6,257	5,277	6,641

Income (loss) from operations	(1,717)	(1,673)	(1,417)	(1,682)	(2,809)	(1,548)	(938)	(1,838)	791	410
Interest and other income (expense), net	17	8	10	17	19	76	(11)	(7)	(53)	13

Net income (loss)	$(1,700)	$(1,665)	$(1,407)	$(1,665)	$(2,790)	$(1,472)	$(949)	$(1,845)	$738	423

Net income (loss) per common share:
Basic	$(0.99)	$(0.87)	$(0.72)	$(0.79)	$(1.19)	$(0.58)	$(0.35)	$(0.63)	$0.23	$0.12
Diluted	$(0.99)	$(0.87)	$(0.72)	$(0.79)	$(1.19)	$(0.58)	$(0.35)	$(0.63)	$0.17	$0.09
Weighted average shares used in computing net income (loss) per common share:
Basic	1,720,834	1,924,706	1,963,476	2,118,738	2,340,460	2,540,873	2,734,755	2,945,740	3,242,476	3,425,750
Diluted	1,720,834	1,924,706	1,963,476	2,118,738	2,340,460	2,540,873	2,734,755	2,945,740	4,458,550	4,937,528

        The following table sets forth our historical results, for the periods indicated, as a percentage of revenues.

	Three Months Ended
	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004
	(unaudited)
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	733	77	66	56	15	17	13	15	14	17

Gross profit (loss)	(633)	23	34	44	85	83	87	85	86	83
Operating expenses:
Research and development	8,017	254	184	163	75	55	50	50	33	32
Selling and marketing	1,975	72	47	40	24	25	19	28	13	17
General and administrative	3,500	121	101	71	30	32	25	30	19	21
Acquired in-process research and development	—	—	—	—	—	—	3	—	—	—
Stock-based compensation	183	6	5	3	110	37	13	12	10	9

Total operating expenses	13,675	453	337	277	239	150	110	120	75	79

Income (loss) from operations	(14,308)	(430)	(303)	(233)	(153)	(66)	(23)	(35)	11	5
Interest and other income (expense), net	142	2	2	2	1	3	—	—	(1)	—

Net income (loss)	(14,167)%	(428)%	(301)%	(230)%	(152)%	(63)%	(23)%	(35)%	10%	5%

        Our revenues increased in each quarter primarily from increased sales volume of new and existing applications due to an increase in addressable next-generation handsets, as a result of sales of new handsets by our carriers. Our costs of revenues generally increased each quarter as a result of increased license amortization costs caused by increased licensing activity and increased royalty payments to developers and licensors caused by increased revenues. The decrease in cost of revenues on an absolute basis the quarter ended March 31, 2003 from December 31, 2002 resulted from a decrease in license amortization costs related to certain brand licenses that were fully amortized under the term of the original agreement in the prior period. The increase in cost of revenues as a percentage of revenues between the quarters ended March 31, 2004 and June 30, 2004 resulted primarily from increased royalty payments, in excess of amortized amounts, to licensors for applications that have generated revenue in excess of total advance or guaranteed payments. Our research and development expenses generally increased each quarter as a result of increased spending on product development and increased personnel to support the growth in our business and as a result of the acquisition of Hexacto in July 2003. Our selling and marketing expenses generally increased each quarter as a result of our efforts to market to consumers and service providers through different media and to establish the JAMDAT brand. In the quarter ended December 31, 2003, we incurred increased selling and marketing expenses related to our in-theater promotional advertising campaign. Our general and administrative expenses generally increased each quarter as a result of increased facilities costs and personnel to support the growth in our business. Our increases in general and administrative and research and development expenses between the quarters ended June 30, 2003 and September 30, 2003 were in large part due to the acquisition of Hexacto. Our increase in general and administrative expenses between the quarters ended March 31, 2004 and June 30, 2004 were primarily the result of increased professional fees associated with preparation for our initial public offering and the establishment of operations in Japan. Operating expense increases between the quarters ended September 30, 2003 and December 31, 2003 were in part caused by an increased bonus accrual of approximately $0.5 million over the previous quarter.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

        At December 31, 2003 and June 30, 2004 we had $2.4 million and $0.18 million, respectively, of fixed rate debt that was subject to risks related to adverse changes in market rates. We do not believe that a change in 100 basis points in interest rates would have a material impact on our results of operations or financial condition. Our other exposure to risk for changes in interest rates relates primarily to our investments in short-term financial instruments. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change with respect to our net income as a result of an interest rate change.

  Foreign Currency Risk

        Our international activities are primarily conducted through subsidiaries of our U.S. parent company. We are exposed to foreign currency transaction gains and losses because a significant amount of the net receivables of the U.S. parent due from its subsidiaries and international customers are denominated in currencies other than the U.S. dollar, primarily the British Pound, the Euro, the Canadian dollar and the Japanese Yen. We use the Bank of Canada published exchange rates to determine all of our foreign currency rates. Our foreign subsidiaries conduct their businesses in local currency. We have experienced immaterial foreign exchange gains or losses to date and we do not engage in any hedging activities. For the year ended December 31, 2003 and the six months ended June 30, 2004, approximately $2.9 million and $3.3 million, or 21.7% and 21.3% of our total revenues, were denominated in foreign currencies, primarily the Canadian dollar and Euro. The exchange rate for the Canadian dollar to the U.S. dollar has ranged from 0.64 to 0.79 Canadian dollars per U.S. dollar for the year ended December 31, 2003 and six months ended June 30, 2004 and the Euro has ranged from 1.04 to 1.29 Euro per U.S. dollar. Our net assets in our foreign operations amounted to $6.8 million as of June 30, 2004, which included $1.8 million in accounts receivable denominated in foreign currencies, and a 10% change in the foreign exchange rates would result in a $680,000 change in our net foreign assets. However, as our foreign operations expand, we may become more vulnerable to fluctuations in foreign currency exchange rates.

Recent Accounting Pronouncements

        Below are summaries of the recent accounting pronouncements relevant to our business:

        Effective the first quarter of 2003, we adopted EITF No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." EITF No. 02-16 addresses how a retailer should account for vendor credits and cash consideration received from a vendor. Adoption of the provisions of EITF No. 02-16 did not have a material impact on our financial position, results of operations or cash flows.

        In February 2003, the EITF issued EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria should be considered separately for separate units of accounting. The guidance in EITF No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on our financial position, results of operations or cash flows.

        In April 2003, the Financial Accounting Standards Board, or FASB, issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting guidance on derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities that fall with the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on our financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that under previous guidance could be classified as equity, or "mezzanine" equity, by now requiring those instruments to be classified as liabilities in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the term of those instruments and settlement alternatives. SFAS No. 150 was generally effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial position, results of operations or cash flows.

        In November 2003, the EITF reached a consensus on Issue No. 03-10, "Application of EITF 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF No. 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. EITF No. 03-10 is effective for the first interim period beginning after November 25, 2003. The adoption of the provisions of EITF No. 3-10 did not have a material impact on our financial position, results of operations or cash flows.

        In December 2003, the SEC issued SAB No. 104. This staff accounting bulletin revises or rescinds certain sections of SAB 101, which gives interpretation guidance about revenue recognition. SAB 104 makes this interpretive guidance of SAB 101 consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 in December 2003 did not have a material impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

        We are a global publisher of wireless entertainment applications, including games, ring tones, images and other entertainment content.

        Our applications are designed to take advantage of multimedia enhancements in the latest generation of mobile phones, including high-resolution color displays, increased processing power and improved audio capabilities. We publish applications in multiple categories designed to appeal to a broad range of wireless subscribers. Our growing portfolio of more than 70 applications is based on intellectual properties that we create and own, and well-established brands that we license from third parties. Our original properties include, among others, JAMDAT Bowling, Lemonade Tycoon and Gladiator. Our licensed brands include, among others, Bejeweled, The Lord of the Rings, Tony Hawk's Underground, Scrabble, Blues Clues, and Lemony Snicket's A Series of Unfortunate Events. We also have license agreements with the NFL, MLB, the NBA and the NHL.

        Our customers typically purchase and download our applications through a wireless carrier's branded e-commerce service accessed directly from their mobile phones, which must be enabled by technologies such as BREW and Java. These wireless carrier services include, among others, Verizon Wireless' Get It Now, Sprint PCS Vision and Vodafone live!. Our customers are charged a one-time or monthly subscription fee for the application which appears on their mobile phone bills. The wireless carriers retain a percentage of the fee and remit the balance to us. The wireless distribution of our applications eliminates traditional publishing complexities, including physical production, packaging, shipping, inventory management and return processing.

        We have agreements to distribute our applications in 39 countries through 80 wireless carriers, whose networks serve approximately 880 million subscribers. These wireless carriers include AT&T Wireless, China Mobile, Cingular, mmO2, Nextel, NTT DoCoMo, Orange, Sprint PCS, Tata Teleservices, Telefónica Móviles, T-Mobile, Verizon Wireless, Vivo and Vodafone. Subscribers of Verizon Wireless and Sprint PCS, our largest and second largest carrier relationships by revenue, accounted for approximately 50% and 18%, respectively, of our revenues during the year ended December 31, 2003, and approximately 40% and 18%, respectively, of our revenues for the six months ended June 30, 2004. Currently, only a limited number of wireless subscribers have the capability to download entertainment applications.

The Wireless Entertainment Market

        The wireless entertainment market has emerged as a result of the rapid growth and significant technological advancement in the wireless communications industry. Wireless carriers are launching new data services, including downloadable games, ring tones and images, to drive revenues and take advantage of advanced wireless networks and next-generation mobile phones.

        We believe that growth in the wireless entertainment market has been positively influenced by a number of key factors and trends that we expect to continue in the near future, including:

        Growth in Wireless Subscribers.    In 2002, the number of global wireless subscribers surpassed one billion and subscriber growth is expected to continue as wireless communications increase in emerging markets, including China and India. According to IDC, the number of global wireless subscribers grew from approximately 749 million in 2000 to 1.3 billion in 2003, and is predicted to grow to 2.0 billion by 2008, with most of this growth occurring in markets outside the United States, Western Europe and Japan.

        Deployment of Advanced Wireless Networks.    Wireless carriers are deploying high-speed, next-generation digital networks to enhance wireless voice and data transmission. These advanced networks have enabled the provisioning and billing of data applications and have increased the ability of wireless subscribers to quickly download large amounts of data, including games, to their mobile phones.

        Availability of Mobile Phones with Multimedia Capabilities.    Annual mobile phone sales grew from 385.2 million units in 2001 to 465.0 million units in 2003 and are expected to grow to 689.1 million units in 2008, according to ARC. In recent years, the mobile phone has evolved from a voice-only device to a personal data and voice communications device that enables access to wireless content and data services. Mobile phone manufacturers are competing for consumers by designing next-generation mobile phones with enhanced features including built-in digital cameras, color screens, music and data connectivity. Manufacturers are also embedding application environments such as BREW and Java into mobile phones to enable multimedia applications, including gaming. ARC estimates that global sales of BREW-enabled mobile phones are expected to grow from 11.6 million units in 2003 to 75.6 million units in 2008, and global sales of Java-enabled mobile phones are expected to grow from 95.5 million units in 2003 to 594.9 million units in 2008, collectively representing approximately 97% of all mobile phones to be sold globally in 2008. We believe that the availability of these next-generation mobile phones is driving demand for wireless entertainment applications that take advantage of these advanced multimedia capabilities.

        Demand for Wireless Entertainment.    Wireless carriers are increasingly launching and promoting wireless entertainment applications to differentiate their services and drive revenues. The delivery of games, ring tones, images and other entertainment content to subscribers enables wireless carriers to leverage both the increasing installed base of next-generation mobile phones and their investment in high-bandwidth wireless networks. Consumers are downloading and paying for wireless gaming content offered by the carriers. According to ARC, total wireless gaming revenues in North America in 2003 were approximately $119 million and are expected to grow to approximately $1.2 billion in 2008, a 59% compound annual growth rate. In addition, according to ARC, total global wireless gaming revenues in 2003 were approximately $1.1 billion and are expected to grow to $8.4 billion by 2008, a 49% compound annual growth rate.

Wireless Entertainment Publisher Challenges

        We believe the major challenges faced by wireless entertainment publishers, like us, include:

        Dependence on Wireless Carriers.    Wireless entertainment publishers are highly reliant on wireless carriers for the successful delivery of their applications and for billing and collecting the fees for such applications. Many factors outside our control could impair our ability to deliver our applications through wireless carriers, including the carriers' preference for our competitors' applications or the carriers' decision to discontinue altogether the sale of applications such as ours. Cultivating strong relationships with wireless carriers is critical to the success of a publisher's business.

        Need to Create Compelling Content.    Customers are demanding increasingly sophisticated and compelling applications. Publishers must be able to develop or license content that can satisfy ever-changing customer needs. To meet these demands for new and compelling content, publishers must license or acquire externally developed applications, including brands, or if they have the necessary resources, invest in research and development in order to enhance their current offerings and internally develop new applications internally.

        Rapidly Evolving Market.    The wireless entertainment market is evolving rapidly and publishers must have the management and technical expertise to respond adequately to the increasing technological sophistication and complexity of mobile phones and wireless networks. To succeed, publishers must possess not only technological skills but also the ability to manage large, technically complex application development, deployment and distribution efforts.

        Intense Competition.    It is critical to a publisher's ability to effectively compete in the wireless entertainment market that it establish brand name recognition and develop differentiated applications through research and development, marketing and knowledge of customer and wireless carrier preferences.

        Sales, Marketing and Support Requirements.    The size and complexity of the global wireless entertainment market requires publishers to have sophisticated sales, marketing and support organizations. To succeed in this market, publishers must develop and maintain strong relationships with wireless carriers. The publisher's sales and marketing forces must have the resources to track and understand customers and competitors, and successfully reach a large customer base. Publishers must also have effective quality assurance capabilities to deliver high quality products and ensure customer satisfaction, and the resources and skilled personnel necessary to efficiently deploy their applications across numerous mobile phone models and carrier networks. In addition, publishers will have to assume an increasing share of the costs of marketing wireless entertainment applications to consumers rather than relying on wireless carrier co-marketing programs in the future.

Our Competitive Strengths

        We believe that our competitive strengths include:

        Innovative, Award-Winning Development Studios.    We develop our applications with an emphasis on innovation and quality. Our applications have consistently received high rankings from industry critics. We won five 2003 Mobile Entertainment Awards (Mobies) out of 15 Mobies awarded. Bejeweled Multiplayer was the first wireless game to receive a perfect score from Wireless Gaming Review. We believe our high-quality, innovative applications build brand loyalty to our applications among our customers.

        Diverse Portfolio of Original and Licensed Properties.    We publish a diverse portfolio of wireless entertainment applications. Our applications span multiple categories and are based on intellectual properties that we create and own, and well-established brands that we license from third parties. During the year ended December 31, 2003 and for the six months ended June 30, 2004 we derived 57% and 50% of our revenues, respectively, from JAMDAT-branded applications, including JAMDAT Bowling and Lemonade Tycoon. The balance of our revenue was generated from applications based on intellectual properties licensed from third parties. Our licensors include a number of well-established video game publishers and major media companies including Activision, Atari, GameHouse, Microsoft, Neopets, New Line Productions, Nickelodeon and PopCap Games. Additionally, we are currently the only wireless entertainment licensee of all four major North American professional sports leagues—the NFL, MLB, the NBA and the NHL. We believe our portfolio approach has broad consumer appeal and reduces our reliance on any particular application.

        Proven Revenue-Generating Catalog.    Many of our applications have lasting appeal and continue to generate revenue long after their initial release due to their high quality and broad availability. Four of our five best-selling applications by revenue in the first half of 2004 had been on sale for over 22 months. In addition to introducing new applications, we continuously update our existing applications to take advantage of enhanced functionality of new mobile phone models which extends the shelf life of our applications. The market data we collect from sales and usage of our applications has provided us with valuable insight into carrier and customer preferences and informs our future application development.

        Multiple Carrier Relationships.    Wireless carriers are the primary distributors of our applications. Over the past four years, we have established agreements to distribute our applications through 80 wireless carriers whose networks serve approximately 880 million subscribers. We believe we have been able to build our carrier distribution channels as a result of our early commitment to the market, our focus on carrier service, the consistent high quality of our applications and our ability to deploy those applications on a broad range of mobile phones. We believe that the time and difficulty involved in building a global wireless distribution channel represents a significant barrier to entry for our potential competitors.

        Proprietary Technology and Commitment to Research and Development.    We invest aggressively in research and development to create applications and technologies that leverage the advanced capabilities of next-generation mobile phones and wireless networks. We have created proprietary technologies that enable us to develop and deploy innovative applications to more than 200 mobile phone models. Unlike platform providers, we do not sell or license our proprietary technologies to wireless carriers, publishers or developers. Instead, we use these technologies to strengthen our competitive position as a publisher. Our proprietary technologies reduce our reliance on third-party technology platforms and enable us to adapt quickly to rapid advances in wireless network and mobile phone technologies. In addition, these technologies allow us to remain neutral to the technology choices made by wireless carriers and mobile phone manufacturers, and enable us to reach the broadest number of wireless subscribers possible.

        Experienced Management Team.    Our executive team has significant experience in the video game publishing, wireless communications and media industries. This broad expertise allows us to design, develop and deliver increasingly advanced applications that satisfy the demands of all the key constituents in our market, including wireless carriers, mobile phone manufacturers, brand licensors and our customers. In addition, our chairman and chief executive officer, president of publishing, chief financial officer, chief operating officer and general counsel, executive vice president of sales and brand partnerships, executive vice president of marketing and corporate development, and senior vice president of studios, have all been with us since 2001 or earlier. We believe our management team's expertise and continuity is a significant competitive advantage in the increasingly complex wireless entertainment publishing market.

Our Strategy

        Our goal is to be the leading global publisher of wireless games and other entertainment applications. To achieve this goal, we plan to:

        Publish High-Quality Entertainment Applications.    We believe that publishing a diversified portfolio of the highest quality, most innovative applications is critical to our business. We intend to:

  •
  Develop Innovative Applications.    We will continue to devote significant resources to the development of high-quality, innovative applications and work with the best application developers. As the wireless landscape has rapidly and continuously evolved, we have designed games that have leveraged advancements in wireless network and mobile phone technology. For example, we launched our Gladiator multi-player game in 2000 using Wireless Application Protocol, or WAP. Since its introduction, over two million unique users have played Gladiator. In 2002, we introduced JAMDAT Bowling to coincide with the introduction of mobile phones utilizing BREW and Java. According to Verizon Wireless, JAMDAT Bowling has become one of the most popular wireless games on its Get it Now service. Recently, we introduced multi-player applications, including Bejeweled Multiplayer, JAMDAT Bowling 2 and Scrabble, to leverage wireless carriers' deployment of advanced, high-speed networks.

  •
  Emphasize JAMDAT-Branded Applications.    We plan to emphasize the creation of JAMDAT-branded applications which typically generate higher margins for us. We intend to develop sequels to our more successful JAMDAT applications, as we have done with JAMDAT Bowling and JAMDAT Bowling 2, and Lemonade Tycoon and Lemonade Tycoon 2. These applications differentiate us from our competitors, particularly those acting as aggregators or distributors, who generally do not own or control intellectual properties.

  •
  License World-Class Brands.    We will continue to license well-known, third-party brands and collaborate with major media companies, professional sports leagues and other brand holders to introduce third-party branded applications. We believe that familiar titles facilitate the adoption of our applications by wireless subscribers and wireless carriers, and create strong marketing opportunities.

        Enhance Our Distribution Channels.    Strengthening and expanding our distribution channels is critical to our business. We will continue to:

  •
  Increase Our Deployment Capability.    We customize our applications for use on numerous mobile phone models and carrier networks. Deploying wireless applications is a complex process that is resource intensive, requires skilled personnel and uses advanced technologies. We believe that the time and difficulty involved in building and organizing our deployment capabilities represents a significant barrier to entry to our potential competitors. To strengthen our competitive advantages in deployment, we intend to increase the number of managerial and technical employees working in deployment and make further investments in our proprietary technology to increase the scope and efficiency of our deployment capability.

  •
  Strengthen Our Wireless Carrier Relationships.    We plan to strengthen our existing relationships with wireless carriers by continuing to support their strategic needs and by launching new, high-quality, innovative applications. We also intend to build relationships with additional wireless carriers to reach a larger subscriber base. We plan to build our presence in international markets where we are already generating revenues. We also plan to establish carrier relationships in certain emerging markets as wireless infrastructure improves and the availability of next-generation mobile phones increases. Where appropriate, we intend to enter new markets to leverage our expertise, brands, application portfolio and technologies.

  •
  Expand Use of Alternative Sales and Marketing Channels.    We intend to expand our use of alternative channels to market and sell our applications. For example, we have partnered with Yahoo!® in the United States and Jamba!® in certain European markets to provide our applications through their online sites. Our own Internet site also enables us to market and sell our applications directly to wireless subscribers. We will also continue to work with mobile phone manufacturers to embed our applications directly into mobile phones prior to sale. In addition, we will continue to offer a limited number of our applications, including some of our games for PC's and PDA's, for sale at retail locations. When using these alternative channels for our wireless applications, the wireless carrier generally provides the billing and collection service and continues to retain a percentage of the purchase price. In addition, the third-party provider, such as a retailer or Internet portal, also generally retains a percentage of the purchase price of sales taking place through these alternative sales and marketing channels.

        Build the JAMDAT Brand.    We intend to build JAMDAT into one of the most widely recognized brands in the wireless entertainment market. We believe that the decisions of wireless carriers and our customers are influenced by brand recognition. We intend to continue building our brand identity through application quality, customer and carrier support, advertising campaigns, industry trade shows, public relations and other marketing efforts.

        Expand Our Global Presence.    We will continue to expand organically as well as pursue attractive acquisition candidates, including other wireless entertainment publishers, developers or related companies, both in the United States and abroad, to access compelling applications, brands, technology and talent. Although we have no current agreements to acquire any companies, we believe that attractive acquisition opportunities exist.

Our Applications

        We design our applications to be fun and innovative. We believe application quality and diversity, customer and carrier support, and brand recognition are the key components of a publisher's success and not the number of applications offered. We focus on selectively increasing our application portfolio with high-quality, innovative applications. Our application portfolio includes single- and multi-player games, ring tones, images and other entertainment content.

        Sales of our applications are tied, in part, to the commercial introduction of new mobile phone models. Many new mobile phone models are released in the fourth quarter to coincide with the holiday shopping season. Since some customers download our applications soon after they purchase new mobile phones, we may experience some seasonal fluctuations based on this key holiday selling period.

        The fees for our wireless games generally range from $3.99 to $7.49 for a one time purchase and from $1.49 to $2.99 for a monthly subscription. The fees for our ring tones generally range from $0.99 for a single ring tone to $11.99 for a collection of ring tones.

        We earned 50% of our revenues for the six months ended June 30, 2004 from JAMDAT-branded applications, with the balance coming from applications based on license agreements with, among others, Activision, Atari, Microsoft, New Line Productions, Nickelodeon and PopCap Games, as well as the NFL, MLB, the NBA and the NHL.

        Some of our leading titles include the following:

        JAMDAT SPORTS.    Utilizing our licenses with the NFL, MLB, the NBA and the NHL, we have released a series of JAMDAT SPORTS-branded titles, including MLB® 2003, MLB 2004, NBA® One-on-One, NBA 2004, NHL® Hockey '04 and NFL® 2005. We have released other JAMDAT SPORTS titles, including JAMDAT SPORTS' Golf 2004, which was rated 8.6 out of 10 on Wireless Gaming Review. Currently, we have new versions of each of our JAMDAT SPORTS-branded titles in various stages of development, and intend to release those applications to correspond to the start of each new league season.

        JAMDAT Bowling.    JAMDAT Bowling is one of our original titles and is a classic bowling game utilizing realistic pin physics. Based on the popularity of JAMDAT Bowling, we created JAMDAT Bowling 2 with real-time, multi-player capabilities, improved sound and graphics and personalization features. JAMDAT Bowling 2 was rated 8.9 out of 10 on Wireless Gaming Review. In fiscal 2002 and 2003 and the first six months of fiscal 2004, we generated approximately 14%, 25% and 25% of our revenue, respectively, from our JAMDAT Bowling applications.

        The Lord of the Rings.    We offer a suite of applications, including games, ring tones and images, based on The Lord of the Rings motion picture trilogy. We timed the release of many of these applications to coincide with The Lord of the Rings motion picture releases in 2002 and 2003. The Lord of the Rings: The Two Towers™ and The Lord of the Rings: The Return of the King™ are strategy and action games, and were rated 8.0 out of 10 and 9.0 out of 10, respectively, by Wireless Gaming Review. We also released The Lord of the Rings Trivia and The Lord of the Rings Pinball, as well as ring tones and images based on music and characters from the motion pictures. Currently, we intend to release a new application based on The Lord of the Rings motion picture trilogy during the first quarter of 2005.

        Bejeweled.    Bejeweled is a fast-paced puzzle game and Bejeweled Multiplayer is a real-time, multiplayer version of the original game. Bejeweled Multiplayer is the only game ever to be rated 10 out of 10 on Wireless Gaming Review.

        The following table sets forth our principal wireless titles:

Product Category	Title	Licensor(1)	Year Introduced
Sports	JAMDAT SPORTS' Golf 2004	JAMDAT	2004
	JAMDAT SPORTS' MLB 2004	MLB	2004
	JAMDAT SPORTS' NBA 2004	NBA	2004
	JAMDAT SPORTS' NFL 2005	NFL	2004
	JAMDAT SPORTS' NHL Hockey '04	NHL	2004
	JAMDAT SPORTS' Pool	JAMDAT	2004
	MTX: Mototrax™	Activision	2004
	Top Spin™	Microsoft	2004
	JAMDAT Bowling 2	JAMDAT	2003
	JAMDAT Racing	JAMDAT	2003
	JAMDAT SPORTS' MLB 2003	MLB	2003
	JAMDAT SPORTS' NBA Basketball One-on-One	NBA	2003
	Kelly Slater's Pro Surfer	Activision	2003
	Links™ Golf	Microsoft	2003
	Tennis Addict by JAMDAT	JAMDAT	2003
	Tony Hawk's Pro Skater: Street	Activision	2003
	Tony Hawk's Underground	Activision	2003
	Wakeboarding Unleashed™ Featuring: Shaun Murray	Activision	2003
	Tony Hawk's Pro Skater: Vert	Activision	2002
	JAMDAT Downhill	JAMDAT	2002
	JAMDAT Football	JAMDAT	2002
	JAMDAT Baseball	JAMDAT	2002
	JAMDAT Bowling	JAMDAT	2002
Action/Arcade	Boom Boom	Gamevil	2004
	Precision Pinball	KnockAbout	2004
	Run‘n‘Mail	Kaolink	2004
	Bounty Hunter 2099 Pinball by JAMDAT	JAMDAT	2003
	Charisma Lee	M-Dream	2003
	Moon Patrol	M-Dream	2003
	Pitfall!®	Activision	2003
	River Raid®	Activision	2003
	Safari Hunter V	M-Dream	2003
	Steven Seagal Presents: KungFu Multiplayer Fudomyo™	Steven Seagal	2003
	The Lord of the Rings Pinball	New Line	2003
	The Lord of the Rings: The Return of the King Game	New Line	2003
Card/Board/ Word	Scrabble Text Twist	Hasbro Game House	2004 2004
	Hard Rock® Casino	Hard Rock	2003
	Hoyle® Solitaire	Hoyle	2003
	Kasparov® Chess	Kasparov	2003
	Merriam-Webster® Crossword Challenge	Merriam-Webster	2003
	Poker Hand	M-Dream	2003
	The Emperors Mahjong by JAMDAT	JAMDAT	2003
	4-In-A-Row	JAMDAT	2002
	JAMDAT Casino	JAMDAT	2002
	JAMDAT Solitaire	JAMDAT	2002
	The Lord of the Rings Trivia	New Line	2002
	Yahtzee®	Hasbro	2002
Puzzle/Strategy	Bounce Out	Game House	2004
	Neopets™ Coco Roll	Neopets	2004
	Neverwinter Nights: Mobile	Atari	2004
	Alchemy	PopCap	2003
	Atomica	PopCap	2003
	Bejeweled Multiplayer	PopCap	2003
	Collapse®	Game House	2003
	Hidden Catch	M-Dream	2003
	Lemonade Tycoon by JAMDAT	JAMDAT	2003
	Pops Pipes by JAMDAT	JAMDAT	2003
	Slurp by JAMDAT	JAMDAT	2003
	Bejeweled	PopCap	2002
	Mine Field by JAMDAT	JAMDAT	2002
	Mummy Maze	PopCap	2002
	Puzzle Penguin	JAMDAT	2002
	The Lord of the Rings: The Two Towers Game	New Line	2002
Other	Snow Reports by JAMDAT	JAMDAT	2004
	Kelly Slater® Ring Tones	Various	2003
	The Lord of the Rings: The Return of the King Ring Tones	New Line	2003
	The Lord of the Rings: The Return of the King Wallpaper	New Line	2003
	The Lord of the Rings: The Two Towers Ring Tones	New Line	2003
	Sony Mobile Online Ring Tones	Sony	2003
	Universal Music Ring Tones	Universal Music	2003
	Horoscope by JAMDAT	JAMDAT	2002
	The Lord of the Rings: The Two Towers Wallpaper	New Line	2002
	Tony Hawk Ring Tones	Various	2002

(1)
Where JAMDAT is shown in the Licensor column, we own the intellectual property associated with that application.

        We also develop and distribute a limited number of games for PC's and PDA's that are distributed primarily through online sites, including Yahoo! and MSN Zone®, and certain retail locations.

Distribution Channels

        We currently distribute our entertainment applications primarily through wireless carriers to their subscribers. In addition to our carrier distribution channel, we also distribute our applications through Internet portals, including our website, by embedding them directly into mobile phones and through retail locations.

        Wireless Carrier Channel.    We have agreements to distribute our applications through 80 carriers in 39 countries. Our customers download our applications to their mobile phones and their wireless carrier bills them a one-time fee or monthly subscription fee. Our carrier distribution agreements establish the fees to be retained by the carrier for distributing our applications. Our carrier agreements are not exclusive and generally have a limited term of one or two years, with evergreen, or automatic renewal, provisions upon expiration of the initial term. The agreements generally do not obligate the carriers to market or distribute any of our applications. In addition, the carriers can terminate these agreements early and, in some instances, without cause.

        For the six months ended June 30, 2004, we received approximately 40% of our revenues from subscribers of Verizon Wireless and 18% of our revenues from subscribers of Sprint PCS. In 2003, we received approximately 50% of our revenues from subscribers of Verizon Wireless and 18% of our revenues from subscribers of Sprint PCS.

        We have agreements to distribute our applications through the following wireless carriers:

Americas	Asia-Pacific	Europe and Middle East
• Alltel
• AT&T Wireless
• Bell Mobility
• Cingular
• Cricket Communications
• Iusacell
• metroPCS
• Midwest Wireless
• Nextel
• Nextel de Mexico
• Rogers Wireless
• Sprint PCS
• Telus Mobility
• T-Mobile U.S.
• Triton PCS
• US Cellular
• Verizon Dominican Republic
• Verizon Wireless
• Virgin Mobile
• Vivo
• Western Wireless	• China Mobile
• China Unicom
• Chunghwa
• KDDI
• KT Freetel
• LG Telecom
• Maxis
• MobileOne
• NTT DoCoMo
• Optus
• SK Telecom
• Starhub
• TA Orange
• Tata Teleservices
• Telecom New Zealand
• Telstra
• Vodafone Australia
• Vodafone New Zealand	• Amena
• Eurotel (T-Mobile)
• HT Mobile (T-Mobile)
• Mobilkom (Vodafone)
• Mobistar (Orange)
• Mobitel
• O2 Germany
• O2 UK
• Orange Denmark
• Orange France
• Orange Netherlands
• Orange Romania
• Orange Slovakia
• Orange Switzerland
• Orange UK
• Pelephone
• Proximus (Vodafone)
• PTC (T-Mobile)
• SFR (Vodafone)
• Swisscom (Vodafone)
• Telefónica Móviles Spain	• TIM
• T-Mobile UK
• T-Mobile Austria
• T-Mobile Czech Republic
• T-Mobile Germany
• T-Mobile Hungary
• T-Mobile Netherlands
• Vodafone Egypt
• Vodafone Germany
• Vodafone Greece
• Vodafone Hungary
• Vodafone Ireland
• Vodafone Italy
• Vodafone Malta
• Vodafone Netherlands
• Vodafone Portugal
• Vodafone Spain
• Vodafone Sweden
• Vodafone UK
• Zapp

        Other Sales and Marketing Channels.    Although we intend to continue distributing our applications primarily through wireless carriers, we are also developing alternative means of marketing and selling our applications directly to wireless subscribers, including marketing our applications through Internet portal sites, including the Yahoo! and Jamba! sites, and our own Internet site, through mobile phone manufacturers and retail stores. When using these alternative channels for our wireless applications, the wireless carrier generally provides the billing and collection service and continues to retain a percentage of the purchase price. In addition, the third-party provider, such as a retailer or Internet portal, also generally retains a percentage of the purchase price of sales taking place through these alternative sales and marketing channels.

JAMDAT Studios

        Development.    Our studios are responsible for developing our applications. Our studios employ software engineers, artists and designers to create our applications, and producers who coordinate production and oversee the budgeting and scheduling for each application. In addition, we contract with third-party developers to create some of our applications and we assign producers from our studios to coordinate production based on specifications we provide. In either case, we own the copyright to the applications we publish. We believe that we can control costs, diversify risk and maintain access to talent by using both internal and third-party development resources.

        Our studios also manage our research and development activities. We continuously develop and evaluate new technologies that enable us to create even more compelling applications for our customers. For example, we have invested in research and development of multi-player technologies and services, 3D graphics rendering engines and player community features. We also create tools and technologies to help customize our applications for new mobile phone models. Our research and development expenses were approximately $3.4 million in 2001, $4.0 million in 2002, $7.3 million in 2003 and $5.1 million for the first six months of 2004.

        We believe that developing high-quality, innovative and marketable applications is critical to our success. Our applications undergo a rigorous "greenlight" process. Executives from our sales, marketing, studio, deployment and finance departments all participate in this process. As part of this process, we evaluate every application in development at major milestones from concept to application release. We believe that our greenlight process contributes to the quality of our applications by allowing us to address consumer, carrier and other market needs during product development.

        Deployment.    Our studios typically develop a new application using one application platform and one or more mobile phone models. Once the application is completed, our deployment group deploys the application as broadly as we determine is commercially viable based on our internal analysis of an application's marketability and technical feasibility. Specifically, our deployment group customizes and localizes the application for each mobile phone model on which a particular carrier intends to distribute the application to its subscribers. In this process, we seek to customize the application for the screen size, processing power, sound capabilities, memory footprint, local execution environment, operating system and other characteristics of a particular mobile phone model. As a result of the diverse markets served by our carriers, we have developed a global, decentralized deployment capability that can customize applications based on local languages, wireless and mobile phone technologies, application platforms, including BREW or Java, and customer preferences. As part of the deployment process, we also subject our applications to a formal quality assurance process to ensure that the application meets our quality standards for each mobile phone model for each carrier on which we distribute, as well as meeting the certification requirements of the respective carrier.

Sales and Marketing

        Our sales and marketing organization works closely with wireless carriers around the world to create merchandising and marketing opportunities for our applications. Through ongoing communications with carrier sales and marketing organizations, we match our application portfolio with the strategic needs of the carrier and the preferences of their subscribers. Our sales and marketing organization, working closely with our studios, also identifies and evaluates wireless distribution opportunities for applications owned by third parties, including developers and other publishers. We provide these distribution services to third parties based upon our evaluation of the marketability of their applications. In 2003, these third party distribution services accounted for less than 2% of our revenues.

        Our sales and marketing organization is also responsible for managing our own marketing efforts. We market our applications using advertising, industry trade shows and other events, sponsorships, public relations and our website. We intend to continue to build our direct marketing capabilities and further develop our sales and marketing organization by hiring additional sales and marketing personnel and increasing our marketing expenditures.

Technology

        We have created proprietary technologies that we believe allow us to develop and distribute innovative applications, improve the efficiency of our business and reduce our dependence on third-party technology platforms. These technologies include the following:

        Application Development Tools.    We use many of our proprietary technologies to ensure that our applications are innovative and of high quality. For example, we have developed our own software development kit, MEDiK®. Our third-party developers use MEDiK to develop applications that meet our rigorous, quality standards as well as the certification requirements of each carrier. We continue to update MEDiK periodically to take advantage of the latest advances in mobile phone technologies.

        Multi-player Platforms.    We believe that the mobile phone's inherent connectivity and communications features make it an ideal entertainment device. To capitalize on that connectivity, we have invested in the development of multi-player services. We have developed a suite of integrated client-server technologies that enable real-time play, turn-based play and short message service, or SMS, play. We have also developed multi-player community technologies that facilitate, among other things, player matching, high-score rankings and tournaments. Since October 2003, we have hosted over 8 million multi-player BREW and Java games.

        Distribution Tools.    We have developed software tools, including our application manager and mobile phone profiling tools, which enable us to efficiently deploy our applications on many different mobile phones. We have also developed hosting and provisioning technologies that enable us to deliver applications directly to our customers' mobile phones, bundle applications for value-added sales and provide our customers with a virtual "locker" where they can store and manage their applications on their wireless carrier's network after purchase.

        Billing and Data Mining Tools.    We have developed billing platform technologies that enable our carriers to provide alternate billing methods to their subscribers, including direct carrier billing integration and premium short message service, or SMS. Our billing platform technologies also support different subscriber payment options, including one-time fee or subscription billing. We also utilize an internal data mining system that enables us to collect and analyze real time data related to customer purchases and application usage. We use this data to better understand our customers' purchase and usage patterns so that we may continually provide them with better applications and improved services through our carriers.

Competition

        The wireless entertainment applications market is highly competitive and characterized by frequent product introductions, evolving wireless platforms and new technologies. As demand for applications continues to increase, we expect new competitors to enter the market and existing competitors to allocate more resources to develop and market applications. As a result, we expect competition in the wireless entertainment market to intensify.

        The current and potential competition in the wireless entertainment applications market includes major media companies, traditional video game publishing companies, wireless carriers, wireless software providers and other pure-play wireless entertainment companies. Larger, more established companies are increasingly focused on developing and distributing wireless applications that directly compete with us.

        We also compete with wireless content aggregators, who pool applications from multiple developers (and sometimes publishers) and offer them to carriers or through other sales channels. We generally differentiate ourselves from aggregators in several key respects. Unlike us, aggregators do not typically fund development, provide design input or provide quality assurance for their applications. Also, since aggregators usually do not own an application's copyright, they often retain less than a majority of the revenues generated from application sales.

        Currently, we consider our primary competitors in the global publishing market to be Disney, Electronic Arts, Gameloft, Mforma, Namco, Sony Pictures and THQ Wireless. We also consider Sorrent and Blue Lava to be competitors in the U.S. market.

        We believe we compete favorably in the principal competitive factors in our market, which consist of the following:

  •
  a broad and deep distribution channel with strong carrier relationships;

  •
  a diverse portfolio of high-quality applications; and

  •
  technical capability and management experience.

Intellectual Property

        Our intellectual property is an essential element of our business. We use a combination of trademark, patent, copyright, trade secret and other intellectual property laws, confidentiality agreements and license agreements to protect our intellectual property. Our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those works. Despite our precautions, it may be possible for third parties to obtain and use without consent intellectual property that we own or license. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business.

        We are the registered owner of 21 software copyrights in the United States and, as of June 30, 2004, we have 24 applications for software copyrights pending in the United States for various wireless games.

        We are the owner of six trademarks registered with the U.S. Patent and Trademark Office, including the names "JAMDAT" and "JAMDAT Mobile," and have eleven trademark applications pending with the U.S. Patent and Trademark Office. We also own 15 registered trademarks in Brazil, Canada, the European Community, Japan, Korea, Mexico and Switzerland, including the names "JAMDAT," "JAMDAT Mobile", and our logo, and have 25 trademark applications pending in a number of other jurisdictions for the same trademarks, including Australia, Canada, Mexico, Malaysia, New Zealand, Singapore, China, the European Community, India and Japan. Registrations of both U.S. and foreign trademarks are renewable every ten years.

        We have two patent applications pending with the U.S. Patent and Trademark Office but no issued U.S. patents. We cannot assure you that the continued prosecution of these patent applications will lead to the issuance of U.S. patents.

        In addition, many of our applications are based on or incorporate intellectual properties that we license from third parties. We have both exclusive and non-exclusive licenses to use these properties for terms that range from one to five years. Our licensed brands include, among others, Bejeweled, The Lord of the Rings, Tony Hawk's Underground, Scrabble, Blues Clues and Lemony Snicket's A Series of Unfortunate Events. Our licensors include a number of well-established video game publishers and major media companies, including Activision, Atari, GameHouse, Microsoft, Neopets, New Line Productions, Nickelodeon and PopCap Games. Additionally, we are currently the only wireless entertainment licensee of all four major North American professional sports leagues—the NFL, MLB, the NBA and the NHL. In the six months ended June 30, 2004, our three largest licensors, PopCap Games, Activision and New Line Productions, each accounted for approximately 11% of our revenues. Our licenses expiring on or before September 30, 2005 represented, in the aggregate, 6.1% of our revenues for the six months ended June 30, 2004.

        From time to time, we may encounter disputes over rights and obligations concerning intellectual property. While we believe that our product and service offerings do not infringe the intellectual property rights of any third party, we cannot assure you that we will prevail in any intellectual property dispute. If we do not prevail in such disputes, we may lose some or all of our intellectual property protection, be enjoined from further sales of the applications determined to infringe the rights of others, and/or be forced to pay substantial royalties to a third party.

Employees

        As of June 30, 2004, we had 158 employees in the United States, Canada, Europe and Japan, including 115 in research and product development. We have never had a work stoppage and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

        Our corporate headquarters is located in Los Angeles, California, where we lease approximately 23,000 square feet under a lease that expires in January 2009. We also lease approximately 15,000 square feet in Montreal, Canada, under a lease that expires in September 2006, and lease other office facilities in Guildford, England, Tokyo, Japan and Hyderabad, India. The Montreal, Guildford, Tokyo and Hyderabad offices are all used for sales and marketing, product development and support. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate the foreseeable expansion of our operations.

Financial Information about Segments and Geographic Areas

        We operate in a single business segment for financial reporting purposes.

        The following table shows our domestic and international revenues and our long-lived assets, based on location.

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(unaudited)
	(in thousands)
Revenues
United States	$90	$1,416	$10,553	$3,715	$12,223
Canada	—	5	1,375	50	708
Other International	—	171	1,542	409	2,548
	As of December 31,		As of June 30,
	2002	2003	2003	2004
Long-lived Assets
United States	$567	$601	$538	$1,176
International	—	233	7	323

Legal Proceedings

        On December 4, 2003, JAMDAT Canada, an indirect wholly-owned subsidiary of JAMDAT Mobile Inc., brought an action in the Court of Quebec, Civil Division, against Nova Media, Inc., a European distributor of certain of JAMDAT Canada's retail products for unpaid royalties in the amount of €40,425, or approximately $48,850, and termination of all license agreements entered into with Nova Media. On May 6, 2004, JAMDAT Canada filed an amended motion to increase its claim for unpaid royalties to €192,265, or approximately $232,350. On May 20, 2004, Nova Media filed a counterclaim against JAMDAT Canada for breach of confidentiality and bad faith in the amount of €70,000, or approximately $84,600, in connection with an alleged loss of sales and other damages in the amount of €340,000, or approximately $410,900.

        In addition to the foregoing, from time to time we may be involved in other litigation relating to claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties. We may also be subject to claims arising out of our operations in the normal course of business. As of the date of this prospectus, we are not a party to any such other litigation that would have a material adverse effect on us.

Corporate Information

        We were incorporated in Delaware in March 2000 by eCompanies Wireless, LLC, an incubator of wireless technology companies, which was a joint venture between eCompanies LLC and Sprint Spectrum, L.P. In July 2003, we acquired substantially all of the assets of Hexacto, a Canadian developer of wireless entertainment applications.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth our directors and executive officers:

Name	Age	Position
Mitch Lasky	42	Chairman and Chief Executive Officer
Scott Lahman	35	President, Publishing
Michael Marchetti	35	Chief Financial Officer
Craig Gatarz	42	Chief Operating Officer and General Counsel
Thomas Ellsworth	42	Executive Vice President, Marketing and Corporate Development
Minard Hamilton	41	Executive Vice President, Sales and Brand Partnerships
Zachary Norman	35	Senior Vice President, Studios
Juan Montes	53	Managing Director, JAMDAT Mobile (UK)
Alexandre Taillefer	32	President, JAMDAT Mobile (Canada)
Toshi Iwata	45	President, JAMDAT Mobile (Japan)
J. William Gurley	38	Director
Paul Vais	45	Director
Rajiv Dutta(1)	43	Director

(1)
Mr. Dutta has been nominated and has consented to becoming a director upon completion of this offering.

        Provided below are biographies for each of our executive officers and directors listed in the table above.

        Mitch Lasky joined our company as Chief Executive Officer in November 2000 and was appointed Chairman in February 2001. Prior to joining our company, Mr. Lasky served as General Manager of eCompanies Wireless LLC from June 2000 to November 2000. Before working with eCompanies, Mr. Lasky was the Executive Vice President of Worldwide Studios for Activision, Inc., where he worked from March 1995 to June 2000. Prior to his term at Activision, Inc., Mr. Lasky founded Serum, a start-up dedicated to creating multi-player Internet games. From 1993 to 1994, Mr. Lasky was a new media business affairs lawyer at the Walt Disney Company, and prior to his term at the Walt Disney Company, Mr. Lasky practiced at the Los Angeles law firm of Irell & Manella from 1988 to 1992, co-founding the multimedia law practice. Mr. Lasky holds an AB from Harvard College, magna cum laude, and a JD from the University of Virginia School of Law.

        Scott Lahman co-founded our company in March 2000 and currently serves as President, Publishing. Before founding our company, Mr. Lahman served as Vice President of Studios for Activision, Inc. from March 1994 to March 2000. Mr. Lahman began his career in the film and television industry, and served as a development executive for Tribeca Productions from 1990 to 1994. Mr. Lahman holds a BA from Columbia University.

        Michael Marchetti joined our company as Chief Financial Officer in December 2000. Prior to joining our company, Mr. Marchetti served as a Vice President in the Emerging Telecommunications and the Global Leveraged Finance Groups of Merrill Lynch, where he worked from July 1996 to April 2000. He then served as Vice President Finance for eCompanies LLC from April to December 2000. Prior to Merrill Lynch, Mr. Marchetti practiced law at Cahill Gordon & Reindel from 1994 to 1996. Mr. Marchetti holds a BA from Brooklyn College City University, magna cum laude, and a JD from Brooklyn Law School, cum laude.

        Craig Gatarz joined our company as Chief Operating Officer and General Counsel in January 2001. Mr. Gatarz previously served as the General Counsel for Netgateway, Inc. from February 1999 to September 2000 and then as General Counsel for eCompanies Wireless LLC from October 2000 through December 2000. Prior to joining Netgateway, from 1990 to 1999, Mr. Gatarz practiced law at Jones, Day, Reavis & Pogue. Mr. Gatarz holds a BA from Boston College, summa cum laude, and a JD from the University of Virginia School of Law.

        Thomas Ellsworth joined our company as Executive Vice President, Marketing and Corporate Development in August 2001. Prior to that time, Mr. Ellsworth served as a Vice President at Sprint PCS in the Business Development and Strategy group, where he worked from September 1996 to August 2001. Mr. Ellsworth held selling and marketing positions with California Amplifier, Inc. and L.A. Cellular prior to joining Sprint PCS. He holds a BS from California State University, Northridge and an MBA from Pepperdine University.

        Minard Hamilton joined our company in August 2001 as Executive Vice President, Sales and Brand Partnerships. From September 1999 to July 2001, Mr. Hamilton served as general manager of international business for ESPN Internet Group, part of the Walt Disney Internet Group. Mr. Hamilton was a Senior Vice President at ESPN International Television from 1995 to 1999. Mr. Hamilton holds an AB from Princeton University and an MBA from the Anderson Graduate School of Management at UCLA.

        Zachary Norman co-founded our company in March 2000 and was appointed Senior Vice President, Studios in June 2002. From April 1994 to March 2000, Mr. Norman served as a Creative Director and Executive Producer at Activision. Mr. Norman holds a BFA from Boston University.

        Alexandre Taillefer joined our company as President, JAMDAT Canada, in July 2003, following JAMDAT's acquisition of Jeux Hexacto, Inc., a company Mr. Taillefer founded in January 2001. Prior to founding Hexacto, Mr. Taillefer served as Executive Vice President of Nurun, Inc., a subsidiary of Quebecor, from July 1999 until November 2000. In 1993, Mr. Taillefer founded Intellia, Inc. and served as its President until July 1999. Mr. Taillefer currently sits on the board of directors and is a member of the audit committee of Netgraphe.

        Juan Montes joined our company in March 2003 as European Managing Director, JAMDAT Mobile (UK). Prior to joining our company, Mr. Montes served as Vice President of Technology and Content for Motorola, acting as its European Chief Technical Officer, from October 2000 to February 2003. Mr. Montes previously served as Vice President of Software Development for Sony Computer Entertainment Europe from July 1994 to October 2000. Mr. Montes holds a BSC in Computer Science from the University of Hertford (England). Mr. Montes currently sits on the board of directors of Digital Content & Media Ltd.

        Toshi Iwata joined our company as President, JAMDAT Mobile (Japan), in April 2004. Mr. Iwata served as Vice President, International Business for Cybird Co. Ltd., from August 2001 until March 2004. Before joining Cybird, he served from August 2000 to July 2001 as Executive Vice President of Geltec, Inc., and Executive Vice President and Chief Operating Officer of WebMoney, Inc. Mr. Iwata holds a BA in International Studies from the Kyoto University of Foreign Studies and attended the University of California, Riverside.

        J. William Gurley joined our company as a director in October 2003. Since March 1999, Mr. Gurley has served as Benchmark Capital's General Partner and, prior to joining Benchmark Capital, he served for two years as a partner with Hummer Winblad Venture Partners. Mr. Gurley holds a BS from the University of Florida and an MBA from the University of Texas. Mr. Gurley also serves on the Advisory Board of the McCombs School of Business at the University of Texas. Mr. Gurley also currently sits on the board of directors of Shopping.com, Inc.

        Paul Vais joined our company as a director in March 2001. Since March 1997, Mr. Vais has been a Partner at Apax Partners, a global private equity and venture capital firm. From 1995 to 1996, he was a Vice President with Enterprise Partners Venture Capital. Mr. Vais also serves on the board of directors of Axeda Systems, Bluearc Corporation, Oblix, TVHead and the Entrepreneurs Foundation. Mr. Vais holds a BA from the University of California at Berkeley.

        Rajiv Dutta has agreed to join our company as a director upon completion of this offering. Mr. Dutta is chief financial officer of eBay Inc., overseeing financial planning, investor relations and finance support for all business operations. Mr. Dutta joined eBay in 1998 as finance director and was later promoted to vice president of finance and investor relations. Prior to joining eBay, Mr. Dutta was the worldwide sales controller for KLA-Tencor, overseeing the sales finance function for the company's global operations. Prior to KLA-Tencor, Mr. Dutta spent 10 years at Bio-Rad Laboratories, Inc. Mr. Dutta holds a BA in Economics from St. Stephen's College, Delhi University in India, and an MBA from the Drucker School of Management, Claremont Graduate School, California.

        In addition to Mr. Dutta, we have undertaken to add one other independent director to our board of directors following the completion of this offering.

Composition of the Board of Directors after this Offering

        Upon completion of this offering, our board of directors will consist of four members. Upon completion of this offering, our common stock will be quoted on the Nasdaq National Market and we will be subject to the rules of the Nasdaq National Market. These rules require a majority of our board of directors to be "independent" according to the rules of the Nasdaq National Market by the first anniversary of the closing. We intend to comply with these requirements.

        Classified Board.    Upon completion of this offering, our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that the number of directors will be fixed in the manner provided in the bylaws. Upon completion of this offering, our certificate of incorporation and bylaws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than three nor more than nine directors.

Board Committees

        Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable.

        Audit Committee.    Upon completion of this offering, our board of directors will have an audit committee initially consisting of three directors. Our audit committee will recommend, and our board of directors will adopt, a written charter for our audit committee, which will be posted on our website. Our audit committee, among other things, will:

  •
  select a firm to serve as independent registered public accounting firm to audit our financial statements;

  •
  help to ensure the independence of the independent registered public accounting firm;

  •
  discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent accountants, our interim and year-end operating results;

  •
  develop procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

  •
  consider the adequacy of our internal accounting controls and audit procedures; and

  •
  approve (or, as permitted, pre-approve) all audit and non-audit services to be performed by the independent registered public accounting firm.

        The audit committee will have the sole and direct responsibility for appointing, evaluating and retaining our independent auditors and for overseeing their work. The composition of our audit committee will meet the requirements for independence under the current Nasdaq National Market and SEC rules and regulations, including their transitional rules. Each member of our audit committee will be financially literate at the time such director is appointed. In addition, our audit committee will include a financial expert within the meaning of Item 401(h) of Regulation S-K of the Securities Act. All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors will be approved in advance by our audit committee.

        Compensation Committee.    We currently have a compensation committee comprised of Messrs. Gurley and Vais. Upon completion of this offering, our board of directors will have a compensation committee initially consisting of two directors. The composition of our compensation committee will meet the requirements for independence under the current Nasdaq National Market and SEC rules and regulations, including their transitional rules. The purpose of our compensation committee will be to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will recommend, and our board of directors will adopt, a written charter for our compensation committee. Our compensation committee, among other things, will:

  •
  review and determine the compensation of our executive officers;

  •
  administer our stock and equity incentive plans;

  •
  review and make recommendations to our board with respect to incentive compensation and equity plans; and

  •
  establish and review general policies relating to compensation and benefits of our employees.

        Corporate Governance and Nominating Committee.    Upon completion of this offering, our board of directors will have a corporate governance and nominating committee initially consisting of two directors. The composition of our corporate governance and nominating committee will meet the requirements for independence under the current Nasdaq National Market and SEC rules and regulations, including their transitional rules. The corporate governance and nominating committee will recommend, and our board of directors will adopt, a written charter for our corporate governance and nominating committee. Our corporate governance and nominating committee, among other things, will:

  •
  identify, evaluate and recommend nominees to our board of directors and committees of our board of directors;

  •
  conduct searches for appropriate directors;

  •
  evaluate the performance of our board of directors and of individual directors;

  •
  consider and make recommendations to the board of directors regarding the size and composition of the board and its committees;

  •
  review developments in corporate governance practices;

  •
  evaluate the adequacy of our corporate governance practices and reporting; and

  •
  make recommendations to our board of directors concerning corporate governance matters.

Code of Ethics

        Upon completion of this offering, we will have adopted a written code of ethics that is designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct;

  •
  full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

  •
  compliance with applicable laws, rules and regulations, including insider trading compliance; and

  •
  accountability for adherence to the code and prompt internal report of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

        The audit committee of our board of directors will review our code of ethics on a regular basis and will propose or adopt additions or amendments as it determines are required or appropriate. Our code of ethics will be posted on our website.

Director Compensation

        Our directors historically have not received cash fees as compensation for their services. We reimburse our directors for their reasonable out-of-pocket travel expenditures. Members of our board of directors do not currently receive any compensation for serving as directors or members of committees.

        Upon consummation of this offering, non-employee directors will receive an annual retainer of $17,500, plus $1,200 for each board meeting attended in person, $950 for each board meeting attended by telephone, $1,000 for each committee meeting attended in person and $750 for each committee meeting attended by telephone. In addition, each committee chairperson will receive an annual retainer of $4,000 and each audit committee member (other than the chairperson) will receive an annual retainer of $2,000. Non-employee directors will also receive an annual grant of an option to purchase 6,667 shares of our common stock at an exercise price equal to the fair market value at the time of grant. Upon completion of this offering, our non-employee directors may elect to receive a one-time grant of an option aggregating all annual grants proposed for their respective initial terms. All non-employee director options will vest annually over a three year period, provided that the director is still one of our directors. We reimburse all of our directors for costs associated with attending board and committee meetings.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

        The following table shows all compensation paid by us and earned in the fiscal year ended December 31, 2003 by our Chief Executive Officer and the four other most highly compensated executive officers whose total annual salary and bonus earned in that year exceeded $100,000. We refer to these executives as the "named executive officers" elsewhere in this prospectus.

Summary Compensation Table

	Annual Compensation
Name and Principal Position
	Salary	Bonus(1)
Mitch Lasky Chief Executive Officer	$202,055	$196,763
Scott Lahman President, Publishing	163,275	118,624
Michael Marchetti Chief Financial Officer	175,765	142,106
Craig Gatarz Chief Operating Officer and General Counsel	175,180	109,313
Minard Hamilton Executive Vice President, Sales and Brand Partnerships	166,138	108,084

(1)
Represents employee performance bonuses earned and expensed in 2003, although paid in 2004.

Agreements with Employees

        We have entered into Severance Agreements, dated February 28, 2003, with each of Thomas Ellsworth, Craig Gatarz, Minard Hamilton, Scott Lahman, Michael Marchetti and Zachary Norman. These Severance Agreements provide that should any of these executives resign for good reason, or be terminated without cause within 120 days before or 360 days after a change in control of our company, then such executive will receive an amount equal to one times his annual base salary plus continued health plan coverage for twelve months. Additionally, if such executive resigns for good reason, or is terminated without cause within 120 days before or any time after, a change in control of our company, then our repurchase rights will lapse with respect to any stock owned by the executive and he will receive a fully vested interest in the stock. These Severance Agreements must be assumed by our successor following a change in control. For purposes of these agreements, a change in control includes (i) any merger or consolidation with or into another corporation, other than a merger or consolidation in which the stockholders immediately prior to the transaction would continue to own at least 50% of voting power of the outstanding securities of the surviving entity immediately following the transaction, or a merger or consolidation in which no person acquires greater than 50% of the combined voting power of our then outstanding securities, or (ii) a sale or liquidation of all or substantially all of our assets. For purposes of these agreements, a termination "without cause" means a termination for reasons other than willful or gross misconduct that is materially and demonstrably injurious to our company. For purposes of these agreements, "good reason" means any material change in the executive's title, duties or responsibilities, a reduction to his base salary, a relocation to greater than 50 miles from our current facility or a failure of our successor to assume his agreement.

        We entered into a Service Agreement with JAMDAT Mobile (UK) Ltd. and Juan Montes on May 22, 2003. Pursuant to this agreement, Mr. Montes will serve, at will, as JAMDAT Mobile (UK)'s Managing Director, and receive annual compensation of £125,000, or approximately $227,435 as of June 30, 2004, an annual automobile allowance of £10,000, or approximately $18,195 as of June 30, 2004, and eligibility to participate in our annual cash bonus program. In addition, Mr. Montes has received options to purchase 33,333 shares of our common stock at an exercise price of $0.33 per share and options to purchase 26,666 shares of our common stock at an exercise price of $0.44 per share.

Under the agreement, Mr. Montes is responsible for managing all aspects of JAMDAT Mobile (UK)'s publishing business in Europe, including wireless carrier distribution, ongoing wireless carrier management matters, ancillary distribution, mobile phone manufacturer relationships, marketing, and brand and intellectual property licensing. In connection with the Service Agreement, on May 22, 2003 we also entered into a Sale Bonus Agreement with JAMDAT Mobile (UK) and Mr. Montes. This agreement provides that Mr. Montes will receive, in cash, a sale bonus of an amount equal to 7.5% of the enterprise value of JAMDAT Mobile (UK) realized upon the completion of a liquidity event. On July 15, 2004, we entered into an Amended and Restated Sale Bonus Agreement with Mr. Montes, amending the Sale Bonus Agreement. This agreement provides that Mr. Montes will receive, in cash, a sale bonus of £125,000 upon the completion of a liquidity event prior to completion of this offering. Upon completion of this offering, the Amended and Restated Sale Bonus Agreement shall terminate. For purposes of these agreements, a "liquidity event" means the sale, conveyance or distribution of all or substantially all of our or JAMDAT Mobile (UK)'s assets, or a sale, reorganization, merger or consolidation of either JAMDAT Mobile (UK) or us with or into any other entity in which the stockholders immediately prior to the transaction own less than 50% of the voting securities immediately following the transaction.

        On July 3, 2003, JAMDAT Canada and Alexandre Taillefer entered into an Executive Employment Agreement under which Mr. Taillefer will serve as JAMDAT Canada's President. Mr. Taillefer will receive an annual base salary of CDN$160,000, or approximately $120,065 as of June 30, 2004, and is eligible for a bonus of up to 100% of his annual base salary based on JAMDAT Canada's revenues and profitability. This agreement has a term of one year, and is renewable for two additional one year terms at our discretion. If Mr. Taillefer's employment is terminated without cause, he will be provided with three months notice of such termination or indemnification for such three-month period instead of such notice, and will receive accelerated vesting for one-third of his remaining unvested options. For purposes of this agreement, "cause" means any serious reason for dismissal, including material acts of dishonesty, conviction of a crime, breach of this agreement, or causing damage to JAMDAT Canada's reputation or business. We have renewed Mr. Taillefer's agreement for an additional year.

        On April 1, 2004, JAMDAT Mobile (Japan) Inc. and Toshi Iwata entered into an Appointment Agreement under which Mr. Iwata will serve as JAMDAT Mobile (Japan)'s Representative Director. This agreement has a term of one year, and is renewable at our board of director's discretion for two additional one year terms. Mr. Iwata will receive an annual base salary of ¥18,000,000, or approximately $165,490 as of June 30, 2004, and he is responsible for the overall operation and management of JAMDAT Mobile (Japan)'s business, including product development, distribution, sales, marketing and operational strategies, and management of its employees, customers, vendors and consultants. If Mr. Iwata's employment is terminated without cause after October 1, 2004, he is entitled to receive a severance payment equal to six months base salary. For purposes of this agreement, "cause" means any act of dishonesty, breach of confidentiality, negligence or misconduct, failure to perform duties, or any other act or omission which has an adverse effect on JAMDAT Mobile (Japan)'s reputation or business.

Stock Incentive Plans

        The following table sets forth certain information related to our equity compensation plans as of December 31, 2003.

Equity Compensation Plan Information
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price	Number of Securities Remaining available for future issuance under Equity Compensation Plans
Plans Approved by Stockholders	484,914	$0.33	506,396
Plans Not Approved by Stockholders	—	—	—

Total	484,914	$0.33	506,396

  2000 Stock Incentive Plan

        On May 1, 2000, our board of directors adopted and our stockholders approved the 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan has been amended from time to time.

        Share Reserve.    As of June 30, 2004, we had reserved 4,042,516 shares of our common stock for issuance under our 2000 Stock Plan. As of June 30, 2004, 14,217 shares of our common stock remained available for grant under our 2000 Stock Plan. We will not issue any additional shares under the 2000 Stock Plan following the effective date of the registration statement of which this prospectus is a part.

        Any shares of common stock that are subject to issuance on exercise of an option or pursuant to a restricted stock award, but that are not issued because of surrender, lapse, expiration, forfeiture, repurchase or termination of that award, will again be available for issuance under the 2000 Stock Plan. Similarly, any shares of common stock that are issued under the 2000 Stock Plan and subsequently repurchased by us will again be available for issuance under the 2000 Stock Plan.

        Administration.    A committee appointed by the board of directors or, if no committee is appointed, the full board of directors, either of which will be referred to as the "administrator" when acting in that capacity, may administer our 2000 Stock Plan and has complete discretion to make all decisions relating to our 2000 Stock Plan. When Section 16 of the Securities Exchange Act of 1934 applies to our company, to obtain the benefits of Rule 16b-3, all of the members of the committee must comply with the terms of Rule 16b-3 or the board of directors must make the award. In the case of awards intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the award, and the form of consideration payable upon exercise. The administrator also has the power to modify, extend or assume outstanding awards. In addition, the administrator has the power to grant to JAMDAT the right of repurchase and the right of first refusal with respect to any shares issued pursuant to an award.

        Eligibility.    Our employees, directors and consultants are eligible to receive awards under the 2000 Stock Plan. However, incentive stock options, as defined under Section 422 of the Code, may only be awarded to employees. The administrator may also authorize the issuance of substitute options to qualified individuals or entities who performed services for an entity that we acquired.

        Options.    A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The administrator determines the exercise price of options granted under our 2000 Stock Plan. To the extent necessary to comply with California law, the minimum exercise price must be at least 85% of the fair market value of our common stock on the date of the grant. When we issue incentive stock options or issue nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code, the exercise price generally must be at least equal to the fair market value of our common stock on the date of grant. Unless otherwise specified by the administrator, options will become exercisable at least as rapidly as 20% on each of the first five anniversaries of the date of grant. Options granted under the 2000 Stock Plan will be exercisable for a term of not more than ten years (or not more than five years in some limited cases) from the date of grant, and will be subject to earlier termination under some circumstances, including termination of employment.

        Restricted Stock.    Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may establish conditions to vesting of, the number of shares subject to and the purchase price of any grants of restricted stock it deems appropriate in its discretion.

        Termination of Services.    If we terminate the recipient of an option grant for any reason other than his or her death or for cause, his or her options will expire on the earliest of the expiration date stated in the option agreement, the date three months after termination for any reason other than disability, or the date six months after termination by reason of disability. If we terminate the recipient of an option grant for cause, his or her options will lapse upon the date of termination. If the recipient of an option grant dies while he or she is still providing service to us, his or her options will expire on the earlier of the expiration date stated in the option agreement or the date twelve months after his or her death.

        Change in Control.    If a change in control of JAMDAT occurs, the acquiring or surviving entity may assume all outstanding options or issue substitute options to purchase shares of the acquiring or surviving entity, on terms and conditions substantially similar to the options we issued prior to the change in control. If the acquiring or surviving entity does not assume the options or issue substitute options, each outstanding option will automatically accelerate and become exercisable in whole or in part until one business day prior to the change in control. In its discretion, the board of directors may choose to treat an award in a manner different than described above upon a change in control. A change in control includes (i) a merger or consolidation of JAMDAT with or into another entity or any other reorganization, or an exchange of equity interests, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who were not stockholders of our company immediately prior to the merger, consolidation or other reorganization; or (ii) the consummation of a sale, transfer or other disposition of all or substantially all of our company's assets.

        Amendments or Termination.    Our board of directors may amend, suspend or terminate our 2000 Stock Plan at any time. If our board of directors amends our 2000 Stock Plan, it does not need to seek stockholder approval of the amendment unless the number of shares reserved under our 2000 Stock Plan increases or the class of persons eligible for the grant of incentive stock options changes. Our 2000 Stock Plan will automatically terminate 10 years after its adoption by our board of directors.

2004 Equity Incentive Plan

        In September 2004, our board of directors and stockholders approved the 2004 Equity Incentive Plan. The 2004 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and nonstatutory stock options, stock awards, stock appreciation rights and cash awards to our employees, directors and consultants. No awards have yet been issued pursuant to the 2004 Stock Plan.

        Number of Shares of Common Stock Available Under the 2004 Stock Plan.    A total of 4,166,666 shares of our common stock were reserved for issuance pursuant to our 2004 Stock Plan.

        If an option, stock award, stock appreciation right or cash award (each, an "award") expires or is terminated or canceled without having been exercised or settled in full, is forfeited back to or repurchased by the Company, the terminated portion of the award (or forfeited or repurchased shares subject to the award) will become available for future grant or sale under our plan (unless our plan has terminated).

        Administration of the 2004 Stock Plan.    Our compensation committee will act as the administrator of our 2004 Stock Plan. In the case of awards intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the power to implement an award transfer program, whereby awards may be transferred to a financial institution or other person or entity selected by the plan administrator.

        Options.    A stock option is the right to purchase shares of our common stock at a fixed exercise price for a fixed period of time. The administrator will determine the exercise price of options granted under our 2004 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance- based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price generally must be at least equal to the fair market value of our common stock on the date of grant. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option generally will remain exercisable for 12 months following such termination. In all other cases, the option generally will remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of any stock option may not exceed ten years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding capital stock, the term for incentive stock options must not exceed five years.

        Stock Awards.    Stock awards are awards or issuances of shares of our common stock that vest in accordance with terms and conditions established by the administrator. Stock awards include stock units, which are bookkeeping entries representing an amount equivalent to the fair market value of a share of common stock, payable in cash, property or other shares of stock. The administrator may determine the number of shares to be granted and impose whatever conditions to vesting it determines to be appropriate, including performance criteria and level of achievement versus the criteria that the administrator determines, which criteria may be based on financial performance, personal performance evaluations and completion of service by the participant. The administrator determines the purchase price of any grants of restricted stock and, unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason including death or disability.

        Stock Appreciation Rights.    A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant, for that number of shares of our common stock with respect to which the stock appreciation right is exercised. We may pay the appreciation in either cash, in shares of our common stock with equivalent value, or in some combination, as determined by the administrator. The administrator determines the exercise price of stock appreciation rights, the term of the stock appreciation rights, the vesting schedule and other terms and conditions of stock appreciation rights; however, stock appreciation rights terminate under the same rules that apply to stock options.

        Cash Awards.    Cash awards are awards that confer upon the participant the opportunity to earn future cash payments tied to the level of achievement with respect to one or more performance criteria established by the administrator for a performance period. The administrator will establish the performance criteria and level of achievement versus the criteria, which criteria may be based on financial performance or personal performance evaluations. In the case of awards intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Code, as amended, the measures established by the administrator must be specified in writing not later than 90 days after the commencement of the period of service to which the performance goals relate, provided that the outcome is substantially uncertain at that time.

        Transferability of Awards.    Unless the administrator determines otherwise, our 2004 Stock Plan does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

        Adjustments upon Merger or Change in Control.    Our 2004 Stock Plan provides that in the event of a merger with or into another corporation or our "change in control," including the sale of all or substantially all of our assets, and certain other events, the board of directors or appropriate committee of the board may, in its discretion, provide for the assumption or substitution of, or adjustment to, each outstanding award, accelerate the vesting of options and SARs, and terminate any restrictions on stock awards or cash awards or provide for the cancellation of awards in exchange for a cash payment to the participant.

        Amendment and Termination of Our 2004 Stock Plan.    Our 2004 Stock Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our administrator has the authority to amend, alter or discontinue our 2004 Stock Plan, subject to the approval of the stockholders, and no amendment shall impair the rights of any award, unless mutually agreed to between the participant and the administrator.

Limitation of Liability and Indemnification of Directors and Officers

        Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

  •
  any breach of their duty of loyalty to our company or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

  •
  any transaction from which the director derived an improper personal benefit.

        Our bylaws provide that we shall indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was a director or officer of JAMDAT or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding, by reason of the fact that he or she is or was an employee or agent of JAMDAT or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our bylaws also provide that we may advance expenses incurred by or on behalf of a director, officer, employee or agent in advance of the final disposition of any action or proceeding.

        We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments which may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

        We have entered into an indemnification agreement pursuant to which we must indemnify our directors (Mitch Lasky, Bill Gurley and Paul Vais), certain stockholders (Apex Excelsior VI, L.P., Apax Excelsior VI-A C.V., L.P., Apax Excelsior VI-B C.V., L.P. and Patricof Private Investment Club III, L.P.), and certain former directors (Sangam Pant, Ted Schell, and Neeraj Bharadwaj) and each person who controls any of them or who may be liable within the meaning of Section 15 of the Securities Act of 1933, or Section 20 of the Securities Exchange Act of 1934, to the fullest extent permitted by law. Our indemnification obligation applies if any of these persons becomes involved in, or is threatened to become involved in, any threatened, pending or completed action, suit, or proceeding, by reason of any event related to the fact that the person is or was or may be deemed a director, officer, stockholder, employee, controlling person, agent or fiduciary of JAMDAT, or any or our subsidiaries, or is or was or may be deemed to be serving at our request as a director, officer, stockholder, employee, controlling person, agent or fiduciary of another entity, or by reason of any action or inaction on the part of the person while serving in such capacity.

        Prior to completion of this offering, we will enter into indemnification agreements with each of our directors and officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These agreements will supersede our current indemnification agreement, as described above, only with respect to Mitch Lasky, Bill Gurley and Paul Vais. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service. These indemnification agreements may also require us to advance all expenses incurred by the directors and officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and officers.

        At present, we are not aware of any pending litigation or proceeding involving any person who is or was a director, officer, employee or other agent of JAMDAT or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

        The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act of 1933, or otherwise.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indebtedness of Management

        As partial consideration for the purchase of 114,000 shares of our common stock, Mitch Lasky, our chief executive officer, delivered to us a Secured Promissory Note dated March 8, 2004 in the aggregate principal amount of $49,248, secured by 114,000 shares of our common stock. Interest on this loan accrues at a rate of 5.87% per annum. On April 15, 2003, Mr. Lasky delivered to us an Amended and Restated Secured Promissory Note in the aggregate principal amount of $135,468, secured by 1,019,332 shares of our common stock. This promissory note amends and replaces promissory notes dated December 12, 2000, June 11, 2001 and November 27, 2002, delivered as partial consideration for the purchase of an aggregate of 1,019,332 shares of our common stock. Interest on this loan accrues at a rate ranging from 5.39% to 10.39% per annum. The largest aggregate amount of indebtedness owed to us by Mr. Lasky under these notes was $222,620.36, which represented the full amount of principal and interest outstanding at July 1, 2004, the date these notes were repaid in full.

        As partial consideration for the purchase of 61,666 shares of our common stock, Michael Marchetti, our chief financial officer, delivered to us a Secured Promissory Note dated March 8, 2004 in the aggregate principal amount of $26,640, secured by 61,666 shares of our common stock. Interest on this loan accrues at a rate of 5.87% per annum. On April 15, 2003, Mr. Marchetti delivered to us an Amended and Restated Secured Promissory Note in the aggregate principal amount of $56,385, secured by 338,332 shares of our common stock. This promissory note amends and replaces promissory notes dated December 12, 2000, June 11, 2001, March 7, 2002 and November 27, 2002, delivered as partial consideration for the purchase of an aggregate of 338,332 shares of our common stock. Interest on this loan accrues at a rate ranging from 5.39% to 10.39% per annum. The largest aggregate amount of indebtedness owed to us by Mr. Marchetti under these notes was $96,136.26, which represented the full amount of principal and interest outstanding at July 1, 2004, the date these notes were repaid in full.

        As partial consideration for the purchase of 26,666 shares of our restricted common stock, Scott Lahman, our president of publishing, delivered to us a Secured Promissory Note dated March 8, 2004 in the aggregate principal amount of $11,520, secured by 26,666 shares of our common stock. Interest on this loan accrues at a rate of 5.87% per annum. On April 15, 2003, Mr. Lahman delivered to us an Amended and Restated Secured Promissory Note in the aggregate principal amount of $39,240, secured by 219,999 shares of our common stock. This promissory note amends and replaces promissory notes dated December 12, 2000, June 11, 2001 and November 27, 2002, delivered as partial consideration for the purchase of an aggregate of 219,999 shares of our common stock. Interest on this loan accrues at a rate ranging from 5.39% to 10.39% per annum. The largest aggregate amount of indebtedness owed to us by Mr. Lahman under these notes was $61,320.36, which represented the full amount of principal and interest outstanding at July 1, 2004, the date these notes were repaid in full.

        As partial consideration for the purchase of 41,666 shares of our common stock, Thomas Ellsworth, our executive vice president, marketing and corporate development, delivered to us a Secured Promissory Note dated March 8, 2004 in the aggregate principal amount of $18,000, secured by 41,666 shares of our common stock. Interest on this loan accrues at a rate of 5.87% per annum. On April 15, 2003, Mr. Ellsworth delivered to us an Amended and Restated Secured Promissory Note in the aggregate principal amount of $40,500, secured by 149,999 shares of our common stock. This promissory note amends and replaces promissory notes dated September 14, 2001, March 7, 2000 and November 27, 2002, delivered as partial consideration for the purchase of an aggregate of 149,999 shares of our common stock. Interest on this loan accrues at a rate ranging from 5.39% to 8.50% per annum. The largest aggregate amount of indebtedness owed to us by Mr. Ellsworth under these notes was $65,305.72, which represented the full amount of principal and interest outstanding at July 1, 2004, the date these notes were repaid in full.

        As partial consideration for the purchase of 33,333 shares of our common stock, Minard Hamilton, our executive vice president, sales and brand partnerships, delivered to us a Secured Promissory Note dated March 8, 2004 in the aggregate principal amount of $14,400, secured by 33,333 shares of our common stock. Interest on this loan accrues at a rate of 5.87% per annum. On April 15, 2003, Mr. Hamilton delivered to us an Amended and Restated Secured Promissory Note in the aggregate principal amount of $45,450, secured by 166,665 shares of our common stock. This promissory note amends and replaces promissory notes dated September 10, 2001, March 7, 2000 and November 27, 2002, delivered as partial consideration for the purchase of an aggregate of 166,665 shares of our common stock. Interest on this loan accrues at a rate ranging from 5.39% to 8.50% per annum. The largest aggregate amount of indebtedness owed to us by Mr. Hamilton under these notes was $66,913.41, which represented the full amount of principal and interest outstanding at July 1, 2004, the date these notes were repaid in full.

Transactions with 5% or Greater Stockholders

        On May 17, 2002, we entered into a Wireless Internet Service Agreement with Sprint Spectrum L.P., or Sprint PCS, an affiliate of Sprint eWireless, the holder of record of 661,227 shares of our Founders Preferred Stock and 388,889 shares of our common stock. This agreement governs the terms and conditions under which we make our applications available through Sprint PCS's wireless e-commerce service to its wireless subscribers. Under this agreement, Sprint PCS is responsible for billing, collecting and remitting to us our percentage of the fees paid by Sprint PCS's wireless subscribers for our applications. We receive a substantial portion of our revenue as a result of our agreement with Sprint PCS. In 2002 and 2003, and for the six months ended June 30, 2004, we received $410,000, $2,462,000 and $2,712,000, or 26%, 18%, and 18% of our revenues, respectively, from subscribers of Sprint PCS.

        On November 12, 2001, we entered into a BREW Publisher Agreement with QUALCOMM Incorporated, or QUALCOMM, the holder of record of 740,740 shares of our Series B Preferred Stock and 1,543,210 shares of our Series C Preferred Stock. This agreement governs the terms and conditions under which we make our applications available through QUALCOMM's BREW network to wireless carriers utilizing the BREW application environment. The QUALCOMM agreement also requires us to enter into a separate "BREW carrier agreement" with each wireless carrier utilizing the BREW application environment, setting forth the specific terms under which the carrier's wireless subscribers may purchase our applications. In addition, QUALCOMM and each wireless carrier utilizing BREW typically enter into a separate BREW agreement, to which we are not a party, that governs the carrier's use of the BREW network. QUALCOMM provides hosting, application delivery and billing services to these carriers through whom we sell our applications. These carriers typically receive payments for the sale of our applications directly from their subscribers, retain their contractual revenue share and remit the balance to QUALCOMM. QUALCOMM then acts as a payment clearing house for these carriers by retaining a fee for the services that it provides under these agreements and remitting to publishers like us our contractual revenue share from the sale of our wireless applications. Our QUALCOMM agreement may be terminated by either party, with or without cause, upon 30 days prior written notice.

        We have entered into an indemnification agreement pursuant to which we must indemnify Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V.L.P., Apax Excelsior VI-B C.V. L.P. and Patricof Private Investment Club III, L.P., and each person who controls any of them or who may be liable within the meaning of Section 15 of the Securities Act, or Section 20 of the Exchange Act, to the fullest extent permitted by law. Our indemnification obligation applies if any of these persons becomes involved in, or is threatened to become involved in, any threatened, pending or completed action, suit or proceeding, by reason of any event related to the fact that the person is or was or may be deemed a director, officer, stockholder, employee, controlling person, agent or fiduciary of JAMDAT, or any of our subsidiaries, or is or was or may be deemed to be serving at our request as a director, officer, stockholder, employee, controlling person, agent or fiduciary of another entity, or by reason of any action or inaction on the part of the person while serving in such capacity.

Director and Officer Indemnification

        Our certificate of incorporation contains provisions that limit the liability of our directors. In addition, we have entered into an indemnification agreement pursuant to which we must indemnify each of our directors and certain former directors (Sangam Pant, Ted Schell and Neeraj Bharadwaj) to the fullest extent permitted by law. Our indemnification obligation applies if any of these persons becomes involved in, or is threatened to become involved in, any threatened, pending or completed action, suit, or proceeding, by reason of any event related to the fact that the person is or was or may be deemed a director, officer, stockholder, employee, controlling person, agent or fiduciary of JAMDAT, or any of our subsidiaries, or is or was or may be deemed to be serving at our request as a director, officer, stockholder, employee, controlling person, agent or fiduciary of another entity, or by reason of any action or inaction on the part of the person while serving in such capacity. Prior to completion of this offering, we will enter into indemnification agreements with our directors and executive officers, which will supersede our current indemnification agreements only with respect to Mitch Lasky, Bill Gurley and Paul Vais. See "Management—Limitations of Liability and Indemnification of Directors and Officers."

Investor Rights Agreement

        We have entered into the Second Amended and Restated Investors Rights Agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated. See "Description of Capital Stock—Registration Rights."

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2004 and as adjusted to give effect to this offering by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our executive officers and directors as a group;

  •
  each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock; and

  •
  each selling stockholder.

        Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Percentage of beneficial ownership is based on 15,927,769 shares of common stock outstanding as of June 30, 2004 and 19,749,942 shares of common stock outstanding after the completion of this offering, in each case, assuming, immediately prior to completion of this offering, the 1-for-3 reverse stock split of our common stock, the conversion of all of our outstanding convertible preferred stock into an aggregate of 11,313,876 shares of our common stock, and the exercise for cash by certain selling stockholders of options to purchase 20,640 shares of common stock at an average exercise price of $0.33 per share. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 30, 2004, are considered outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the address of each individual listed below is 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, California 90034.

        We have granted to the underwriters an option to purchase up to an additional 568,608 shares of common stock and the selling stockholders have granted to the underwriters an option to purchase up to an additional 263,892 shares of common stock, in each case, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at anytime until 30 days after the date of this prospectus. The numbers shown below assume no exercise by the underwriters of their over-allotment option.

	Shares Beneficially Owned Prior to this Offering			Shares Beneficially Owned After this Offering
Name and Address			Shares Sold in this Offering(14)
	Number	Percentage		Number	Percentage
5% Stockholders
Apax Excelsior VI, L.P.(1) 445 Park Avenue New York, NY 10022	3,723,082	23.4%	—	3,723,082	18.9%
Apax Excelsior VI-A C.V., L.P.(1) 445 Park Avenue New York, NY 10022	3,723,082	23.4%	—	3,723,082	18.9%
Apax Excelsior VI-B C.V., L.P.(1) 445 Park Avenue New York, NY 10022	3,723,082	23.4%	—	3,723,082	18.9%
Patricof Private Investment Club III, L.P.(1) 445 Park Avenue New York, NY 10022	3,723,082	23.4%	—	3,723,082	18.9%
Benchmark Capital Partners IV, L.P.(2) 599 N. Mathilda Ave. Sunnyvale, CA 94086	2,511,415	15.8%	—	2,511,415	12.7%
QUALCOMM Incorporated 5775 Morehouse Drive San Diego, CA 92121	2,283,950	14.3%	—	2,283,950	11.6%
Sprint eWireless, Inc.(3) 6160 Sprint Parkway KSOPHI1414-4A175 Overland Park, KS 66251	1,050,116	6.6%	311,110	739,006	3.7%
Sun Microsystems, Inc. 4150 Network Circle Santa Clara, CA 95054	963,081	6.0%	642,054	321,027	1.6%
Intel Capital Corporation 2200 Mission College Blvd. Santa Clara, CA 95052	963,081	6.0%	321,026	642,055	3.3%
eCompanies Enterprises, LLC(4) 2120 Colorado Blvd., 3rd Floor Santa Monica, CA 90404	870,785	5.5%	151,933	718,852	3.6%
Mitch Lasky	1,134,315	7.1%	75,555	1,058,760	5.4%
Paul Vais(1)	3,723,082	23.4%	—	3,723,082	18.9%
J. William Gurley(2)	2,511,415	15.8%	—	2,511,415	12.7%
Executive Officers and Directors
Mitch Lasky	1,134,315	7.1%	75,555	1,058,760	5.4%
Michael Marchetti	399,998	2.5%	26,666	373,332	1.9%
Scott Lahman	246,665	1.5%	16,444	230,221	1.2%
Craig Gatarz(5)	224,998	1.4%	15,000	209,998	1.1%
Zachary Norman	216,665	1.4%	14,444	202,221	1.0%
Minard Hamilton	199,998	1.3%	13,333	186,665	*
Thomas Ellsworth	191,665	1.2%	12,777	178,888	*
Paul Vais(1)	3,723,082	23.4%	—	3,723,082	18.9%
J. William Gurley(2)	2,511,415	15.8%	—	2,511,415	12.7%
Rajiv Dutta(6)	—	—	—	—	—
All executive officers and directors as a group (13 persons)	8,982,626	56.4%	188,605	8,794,021	44.5%
Other Selling Stockholders
Austin Murray(7)	169,999	1.1%	11,333	158,666	*
Benjamin Jones(8)	133,332	*	8,888	124,444	*
Alexandre Taillefer(9)	112,391	*	14,386	98,005	*
Shumeet Baluja(10)	111,472	*	22,222	89,250	*
Navid Ghiami(10)	111,208	*	11,110	100,098	*
Activision Publishing, Inc.(11) 3100 Ocean Park Blvd. Santa Monica, CA 90405	100,000	*	33,333	66,667	*
Nanea Reeves(12)	41,041	*	4,444	36,597	*
All other selling stockholders as a group (24 persons)(13)	156,292	*	21,769	134,523	*

*
Less than 1%

(1)
Includes shares beneficially owned by Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., L.P., Apax Excelsior VI-B C.V., L.P. and Patricof Private Investment Club III, L.P. Each of Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., L.P., Apax Excelsior VI-B C.V., L.P. and Patricof Private Investment Club III, L.P. is managed by its general partner, Apax

  Managers, Inc. Paul Vais serves as Vice President of Apax Managers, Inc. Mr. Vais disclaims beneficial ownership of the shares held by these funds except to the extent of his pecuniary interest in these funds.

(2)
Includes shares beneficially owned by Benchmark Capital Partners IV, L.P., as nominee for Benchmark Capital Partners IV, L.P., Benchmark Founders Fund IV, L.P., Benchmark Founders Fund IV-A, L.P., Benchmark Founders Fund IV-B, L.P. and related individuals. Each of Benchmark Capital Partners IV, L.P., Benchmark Founders Fund IV, L.P., Benchmark Founders Fund IV-A, L.P. and Benchmark Founders Fund IV-B, L.P. is managed by its general partner, Benchmark Capital Management Co. IV, LLC. J. William Gurley serves as a Managing Member of Benchmark Capital Management Co. IV, LLC. Mr. Gurley disclaims beneficial ownership of the shares held by these funds except with respect to 16,214 shares and to the extent of his pecuniary interest in these funds.

(3)
JAMDAT and Sprint Spectrum L.P., an affiliate of Sprint eWireless, Inc., are parties to a Wireless Internet Service Agreement, dated May 17, 2002, and amendments thereto. JAMDAT receives a substantial portion of its revenues from this agreement.

(4)
JAMDAT commenced operations in March 2000 as a majority owned indirect subsidiary of eCompanies Enterprises, LLC. In connection with the issuance of Series B Preferred Stock in February 2001, JAMDAT no longer was majority owned by eCompanies Enterprises, LLC. Sky Dayton and Jacob Winebaum are co-chief executive officers of eCompanies Enterprises, LLC.

(5)
Represents 224,998 shares held by the Craig Gatarz Living Trust U/D/T 09-18-03. Craig Gatarz, trustee of the Craig Gatarz Living Trust U/D/T 09-18-03, has voting and dispositive power over the shares of common stock held by the trust.

(6)
Mr. Dutta has been nominated and has consented to becoming a director upon completion of this offering.

(7)
Mr. Murray is an employee of JAMDAT.

(8)
Mr. Jones is an employee of JAMDAT.

(9)
Mr. Taillefer is an employee of JAMDAT. Includes 103,400 shares subject to options that are immediately exercisable, and 8,992 shares subject to options that are exercisable within 60 days of June 30, 2004.

(10)
The selling stockholder is a former employee of JAMDAT.

(11)
JAMDAT publishes applications based on properties licensed to JAMDAT by Activision Publishing Inc. pursuant to license agreements between Activision Publishing, Inc. and JAMDAT. Activision Publishing, Inc. properties licensed to JAMDAT include Kelly Slater's Pro Surfer, Tony Hawk's Pro Skater, Wakeboarding Unleashed™ Featuring: Shaun Murray, Pitfall!® and River Raid®.

(12)
Ms. Reeves is an employee of JAMDAT. Includes 30,278 shares subject to options that are immediately exercisable, and 2,430 shares subject to options that are exercisable within 60 days of June 30, 2004.

(13)
Each of these selling stockholders is selling fewer than 6,000 shares of common stock, and all of such persons beneficially own, in the aggregate, less than 1% of our common stock outstanding prior to this offering, including shares subject to options that are immediately exercisable or exercisable within 60 days of June 30, 2004.

(14)
If the underwriters' over-allotment option is exercised in full, the additional shares sold would be allocated among the selling stockholders as follows:

Selling Stockholders	Shares Subject to the Over-allotment Option
Sprint eWireless, Inc.	47,514
Sun Microsystems, Inc.	98,058
Intel Capital Corporation	49,030
eCompanies Enterprises, LLC	23,204
Mitch Lasky	11,539
Michael Marchetti	4,073
Scott Lahman	2,511
Craig Gatarz	2,291
Zach Norman	2,206
Minard Hamilton	2,036
Thomas Ellsworth	1,952
Austin Murray	1,731
Benjamin Jones	1,358
Alexandre Taillefer	2,197
Shumeet Baluja	3,394
Navid Ghiami	1,697
Activision Publishing, Inc.	5,091
Nanea Reeves	679
All other selling stockholders as a group (24 persons)	3,331

        If the underwriters' over-allotment option is exercised in part, the additional shares sold would be allocated pro rata based upon the share amounts set forth in the preceding table.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering. This summary is not complete. For more detailed information, please see our certificate of incorporation, bylaws and investor rights agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

        Pursuant to our certificate of incorporation, our authorized capital stock consists of 60,000,000 shares, each with a par value of $.0001 per share, of which:

  •
  50,000,000 shares are designated as common stock; and

  •
  10,000,000 shares are designated as preferred stock.

Common Stock

        Holders of JAMDAT common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Common stockholders do not have the right to cumulate their votes in the election of directors. Accordingly, a plurality of the votes cast in any election may elect all of the directors standing for election. Holders of common stock are entitled to receive dividends, ratably, if any, as may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. If JAMDAT liquidates, dissolves or winds up, the holders of common stock are entitled to share ratably in all assets remaining after satisfaction of liabilities and the liquidation preference of any shares of preferred stock that are outstanding at that time. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which JAMDAT may designate and issue in the future without further stockholder approval.

Common Stock Outstanding at Consummation of Offering

        Upon the consummation of this offering, there will be 19,749,942 shares of common stock issued and outstanding.

Preferred Stock

        The board of directors is authorized to issue, without further stockholder approval, up to 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of any series. We may issue shares of preferred stock in ways that may delay, defer or prevent a change in control of our company without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to the holder of preferred stock issued in the future.

Preferred Stock Outstanding at Consummation of Offering

        As of the consummation of this offering, there will be no outstanding shares of preferred stock.

Options

        As of June 30, 2004, options to purchase a total of 629,514 shares of common stock with a weighted average exercise price of $0.56 were outstanding, after giving effect to the exercise for cash by certain selling stockholders prior to the closing of this offering of options to purchase 20,640 shares of common stock at an average exercise price of $0.33 per share. Of such options, options to purchase 224,912 shares were vested at June 30, 2004. All of the options, other than options to purchase 20,640 shares to be sold in this offering, will be subject to 180-day lock-up agreements with the underwriters.

Warrants

        At June 30, 2004, warrants to purchase 262,666 shares of our common stock with a weighted average exercise price of $2.62 per share were outstanding. All of these warrants are fully vested. All of the warrants, except warrants to purchase 4,000 shares, will be subject to 180-day lock-up agreements with the underwriters.

Registration Rights

        The holders of 11,313,876 shares of our common stock issuable upon the automatic conversion of our convertible preferred stock and the holders of 12,666 shares of our common stock issued or issuable upon exercise of warrants are entitled to rights with respect to the registration of their shares under the Securities Act. The following shareholders have registration rights: Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., L.P., Apax Excelsior VI-B C.V., L.P., Patricof Private Investment Club III, L.P., eCompanies Enterprises, LLC, Sprint eWireless, Inc., Intel Capital Corporation, QUALCOMM Incorporated, Sun Microsystems, Inc., Sheppard, Mullin, Richter & Hampton LLP, Hopkins-Kaneoka Family Trust, u/d/t July 2, 2002, Benchmark Capital Partners, Joseph E. Nida, Theodore R. Maloney, James R. Haslem, Kim R. McDaniel and Silicon Valley Bank. These registration rights are contained in our Second Amended and Restated Investors' Rights Agreement and the warrant agreements and are described below. The registration rights under the Second Amended and Restated Investors' Rights Agreement will expire seven years following the completion of this offering, or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

        Demand Registration Rights.    At any time following six months after the closing of this offering, the holders of shares of common stock having demand registration rights under the Second Amended and Restated Investors' Rights Agreement, or Second IRA, have the right to require that we register their common stock, provided that holders of at least 50% of the shares of common stock subject to the Second IRA exercise such rights and the proposed aggregate offering price (valued at the high end of the proposed offering range) is greater than $10,000,000. We are only obligated to effect two registrations in response to these demand registration rights. We may postpone the filing of a registration statement for up to 60 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or to us. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these demand registration rights.

        Piggyback Registration Rights.    If we register any securities for public sale, the stockholders with piggyback registration rights under the Second Amended and Restated Investors' Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these stockholders due to marketing reasons. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

        S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the Second Amended and Restated Investors' Rights Agreement can request that we register their shares, provided that the total price of the shares of common stock offered to the public is at least $1,000,000. The holders of S-3 registration rights may only require us to file two Form S-3 registration statements in any 12-month period. We may postpone the filing of a Form S-3 registration statement for up to 60 days once in any 12-month period if our board of directors determines in good faith that the filing would be seriously detrimental to our stockholders or to us. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these S-3 registration rights.

Anti-Takeover Provisions

        Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.    Delaware law and our certificate of incorporation and our bylaws, as amended and restated prior to the closing of this offering, contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders.

        Special Approval for Amendment of Certificate of Incorporation and Bylaws.    Our certificate of incorporation and bylaws will provide that the holders of a majority of our capital stock entitled to vote constitute a quorum for the conduct of business at a meeting of stockholders. However, the holders of at least two-thirds of our outstanding voting stock must approve any amendments to the protective provisions of our certificate of incorporation or bylaws, which include the requirements that actions by stockholders be taken at duly called meetings and not by written consent, and that our board of directors be divided into three classes with staggered terms.

        Limits on Ability of Stockholders to Act by Written Consent.    Our certificate of incorporation and bylaws provide that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. In addition, our bylaws provide that special meetings of stockholders may be called only by the board of directors, chairman of the board or president, and not by any stockholders. As a result, one or more persons controlling a majority of our voting stock would not be able to amend our bylaws or remove directors without a stockholders meeting.

        Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changing control or management of our company.

        Classified Board of Directors.    Our certificate of incorporation will provide for the board of directors to be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year term. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that the number of directors will be fixed in the manner provided in the bylaws. Our bylaws will provide that the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the board, but must consist of not less than three or more than nine directors. Upon completion of this offering, our board of directors will have four members. Our certificate of incorporation contains a provision prohibiting cumulative voting for the election of directors. Members of the board of directors may only be removed for cause and upon the affirmative vote of the holders of a majority of our capital stock entitled to vote.

        Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals.    Our bylaws provide that special meetings of the stockholders can be called only by the board of directors, the chairman of the board or the president, and not by any stockholders. Our bylaws will also prohibit the conduct of any business other than as specified in the notice of special meeting or as otherwise brought before the meeting by the board of directors. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

        Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our bylaws will allow the board of directors or the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company.

        Limitations on Liability and Indemnification of Directors and Officers.    For a description of the limitations on liability and indemnification of our officers and directors, see "Management—Limitations on Liability and Indemnification of Directors and Officers."

        Amendment Provisions.    Our certificate of incorporation will grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

        Delaware Anti-Takeover Statute.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which regulates corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  on completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with the stockholder's affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of our common stock held by stockholders.

        The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of deferring, delaying or discouraging hostile takeovers and, consequently, they may inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in control or management of our company. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is EquiServe Trust Company and its address is 150 Royall Street, Canton, MA 02021.

Quotation

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "JMDT."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there was no public market for our common stock. A significant public market for our common stock may not develop or be sustained after this offering. Future sales of a substantial amount of our common stock in the open market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and impair our future ability to raise capital through an offering of our equity securities.

        Following the completion of this offering, we will have 19,749,942 shares of common stock outstanding assuming automatic conversion of all preferred stock, no exercise of the over-allotment option by the underwriters and no exercise of outstanding options and warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares.

        The remaining shares of common stock held by existing stockholders are restricted shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as the exemptions provided under Rules 144 or 701 under the Securities Act, which are summarized below.

        Taking into account the lock-up agreements described below, the number of shares that will be available for sale in the public market 180 days after the date of this prospectus under the provisions of Rules 144 and 144(k) and Rule 701 under the Securities Act will be 14,792,135 shares, of which approximately 329,527 shares will be vested and eligible for sale upon the exercise of options and 262,666 shares will be vested and eligible for sale upon the exercise of warrants.

Lock-Up Agreements

        We and our executive officers, directors, the selling stockholders and substantially all of our other stockholders, option holders and warrant holders have entered into lock-up agreements with the underwriters in connection with this offering. As of the date of this prospectus, holders of stock representing 5,592 shares and holders of warrants to purchase 4,000 shares are not subject to lock-up agreements. These lock-up agreements provide that, subject to limited exceptions, neither we nor any of our directors or executive officers nor any of those stockholders may dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without notice, Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may release all or some of the securities from these lock-up agreements. See "Underwriting—Lock-Up Agreements."

Rule 144

        In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or one of our affiliates at least one year prior to the proposed sale is entitled to sell upon expiration of the selling restrictions described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately 197,499 shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

        In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701, is eligible, subject to the terms of the lock-up agreements, to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

Form S-8 Registration Statements

        Shortly after the effectiveness of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2000 Stock Plan and 2004 Stock Plan. Upon the filing of the Form S-8, shares of common stock issued as restricted stock grants or upon the exercise of options under our 2000 Stock Plan and 2004 Stock Plan, will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the lock-up agreements described above.

Registration Rights

        The holders of 11,313,876 shares of our common stock issuable upon the automatic conversion of our convertible preferred stock and the holders of 12,666 shares of our common stock issued or issuable upon exercise of warrants are entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Second Amended and Restated Investors' Rights Agreement and the warrant agreements and are described below. The registration rights under the Second Amended and Restated Investors' Rights Agreement will expire seven years following the completion of this offering, or, with respect to an individual holder, when such holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three month period.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO
NON-UNITED STATES HOLDERS

        The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders (as described below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion does not address tax consequences of the purchase, ownership or disposition of our common stock to holders of our common stock other than those holders who acquired their beneficial ownership in the common stock in this offering. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

        This summary also does not address estate tax considerations or the tax considerations arising under the laws of any foreign, state, local or other tax jurisdiction. In addition, except where noted, this discussion addresses only those holders who hold the common stock as capital assets and does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

  •
  banks, insurance companies or other financial institutions;

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  persons subject to the alternative minimum tax;

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  tax-exempt organizations or government entities;

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  brokers or dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  persons that own, or are deemed to own, more than five percent of our equity securities;

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  certain former citizens or long-term residents of the United States;

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  certain foreign entities that are owned by U.S. persons, including "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies";

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  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

  •
  persons deemed to sell our common stock under the constructive sale provisions of the Code; or

  •
  partnerships or entities taxable as partnerships.

        If a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

        For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person or a partnership. For purposes of this discussion, you are a U.S. person if you are:

  •
  an individual citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (ii) which has made an election to be treated as a U.S. person.

Distributions

        We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        Subject to the discussion below under "Income or Gain Effectively Connected with a United States Trade or Business," any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If a non-U.S. holder holds the common stock through a foreign intermediary, a reduced rate of withholding may be obtained if the foreign intermediary provides a properly executed IRS Form W-8IMY, stating that such holder of the common stock is holding the common stock on behalf of non-U.S. holders and attaching properly executed IRS Form W-8BENs of such non-U.S. holders (unless such intermediary is a qualified intermediary) to the Form W-8IMY. In all situations, the applicable form must be delivered pursuant to applicable procedures and must be promptly transmitted to the U.S. paying/withholding agent.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a U.S. trade or business (and if a tax treaty applies, such gain is attributable to your permanent establishment in the United States) (in either case, see the discussion below under "Income or Gain Effectively Connected with a United States Trade or Business);

  •
  you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        Unless an applicable treaty provides otherwise, if you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which gain may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). With respect to the third bullet above, a "U.S. real property holding corporation" is defined to include any U.S. corporation if, at any time during the applicable time set forth in the third bullet, the fair market value of the U.S. real property interests (USRPIs) it owns equals or exceeds 50% of the sum of the U.S. corporation's (i) business assets, (ii) USRPIs and (iii) foreign real property interests. Notwithstanding this fact, if any class of stock of a U.S. corporation is regularly traded on an established securities market, stock of such class shall not be treated as stock of a U.S. real property holding corporation unless the non-U.S. holder beneficially owns, actually as well as through constructive attribution, more than 5% of such class of stock at certain prescribed times within a five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter. Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered securities exchange or any over-the-counter market, including the Nasdaq National Market.

Income or Gain Effectively Connected with a United States Trade or Business

        If you are engaged in a trade or business in the United States (for this purpose you will be deemed to be engaged in a trade or business in the United States and be deemed to receive income effectively connected with that trade or business if you sell stock that constitutes a U.S. real property interest as described above) and if gain realized on the sale or other disposition of the common stock is effectively connected with your conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by you in the United States), you will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if you were a U.S. taxpayer, although you will be exempt from U.S. withholding tax if you deliver, pursuant to applicable procedures, a properly executed IRS Form W-8ECI to the U.S. paying/withholding agent. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of your effectively connected earnings and profits for the taxable year.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example by properly certifying your non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

        Backup withholding is currently imposed at a rate of 28%; however, it is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

        Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters to be filed as an exhibit to this registration statement, each of the underwriters have severally agreed to purchase from us and the selling stockholders, on a firm commitment basis, and we and the selling stockholders agreed to sell to each of the underwriters, the number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares
Lehman Brothers Inc.	2,120,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,120,000
UBS Securities LLC	1,060,000
Harris Nesbitt Corp.	50,000
Pacific Crest Securities Inc.	50,000
RBC Capital Markets Corporation	50,000
Thomas Weisel Partners LLC	50,000
Wedbush Morgan Securities Inc.	50,000

Total	5,550,000

        The purchase agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the purchase agreement, which include the following:

  •
  if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriters.

Commissions and Expenses

        The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, which may include the underwriters, at the public offering price less a selling concession not in excess of $0.67 per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $0.10 per share to brokers and dealers. After this offering, the underwriters may change this offering price and other selling terms.

        The following table summarizes the underwriting discount that we and the selling stockholders will pay. The underwriting discount is the difference between this offering price and the amount the underwriters pay to purchase the shares from us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional 832,500 shares. The underwriting discount equals 7% of the public offering price.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Paid by us	$1.12	$4,280,834	$4,917,675
Paid by the selling stockholders	1.12	1,935,166	2,230,725

        We estimate that our expenses of this offering, excluding the underwriting discount, will be approximately $1,550,000, all of which are payable by us.

Over-Allotment Option

        We and the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 832,500 additional shares of common stock, exercisable solely to cover over-allotments, if any. Shares will be sold under the option, at the same public offering price less the same underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the purchase agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the purchase agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter's initial commitment as indicated in the preceding table, and we and the selling stockholders will be obligated, under the over-allotment option, to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

        We and our executive officers, directors, the selling stockholders and substantially all of our other stockholders, option holders and warrant holders have entered into lock-up agreements with the underwriters in connection with this offering. These lock-up agreements provide that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and our executive officers, directors, the selling stockholders and substantially all of our other stockholders subject to these agreements will not, without the prior written consent of Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of our shares of common stock or any securities convertible into or exchangeable or exercisable for our shares of common stock, whether now owned or hereafter acquired by us or such executive officer, director or stockholder or with respect to which we or such executive officer, director or stockholder have or hereafter acquire the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act, with respect to any of the foregoing, collectively, the "lock-up securities," or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the lock-up securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

        The 180-day restricted period described in the preceding paragraphs will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to our company occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Quotation on the Nasdaq National Market; Offering Price Determination

        Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "JMDT." Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representatives of the underwriters, the selling stockholders and us. In determining the initial public offering price of our common stock, the representatives of the underwriters considered:

  •
  prevailing market conditions;

  •
  the stage of our application development efforts;

  •
  estimates of our business potential and earnings prospects;

  •
  our historical performance and capital structure;

  •
  an overall assessment of our management; and

  •
  the consideration of these factors in relation to the market value of companies in related businesses.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial offering price.

Indemnification of Underwriters

        We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the purchase agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. The underwriters have also agreed to indemnify us and our officers, directors and employees for certain liabilities arising under the Securities Act, or otherwise.

Discretionary Shares

        The underwriters have informed us that they do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

  •
  over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

  •
  stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Directed Share Program

        At our request, the underwriters have reserved for issuance at the initial public offering price up to 292,850 shares offered hereby for employees and certain other persons associated with us, including professionals, consultants, vendors, customers, and friends and family members of our officers and other employees. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. The directed share program will be arranged through one of our underwriters, Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than shares purchased by our current stockholders who have already signed lock-up agreements, the shares purchased under the directed share program will not be subject to any lock-up agreements.

Stamp Taxes

        Purchasers of the shares of our common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to this offering price listed on the cover page of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

        A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's, or their affiliate's, website and any information contained in any other website maintained by an underwriter or selling group member, or their affiliate's, is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member, and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

        This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

        This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

        Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

        The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        Each Canadian investor who purchases shares will be deemed to have represented to us, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under "Resale Restrictions" above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an "accredited investor" as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an "accredited investor", other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a "sophisticated purchaser" within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

        Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

        Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

        The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under "Enforcement of Legal Rights".

        The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

        We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

        Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d'achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

        The validity of the shares of common stock we are offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, Los Angeles, California. Current and former attorneys at Sheppard, Mullin, Richter & Hampton LLP, including some involved in this offering, currently own, directly and indirectly, less than 0.2 percent of our shares of common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

        The consolidated financial statements of JAMDAT Mobile Inc. as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

        The financial statements of Jeux Hexacto Inc. as of December 31, 2002 and July 2, 2003 and for the year ended December 31, 2002 and the six-month period ended July 2, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP (Canada), independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, which registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document.

        In addition, on completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 450 Fifth St., N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1 (800) SEC-0330.

        The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that website is http://www.sec.gov.

        We intend to furnish our stockholders with annual reports containing audited financial statements, and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

Page
JAMDAT Mobile Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and June 30, 2004 (Unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2002 and 2003 and the Six Months Ended June 30, 2003 and 2004 (Unaudited)	F-4
Consolidated Statements of Stockholders' Deficit for the Years Ended December 31, 2001, 2002 and 2003 and the Six Months Ended June 30, 2004 (Unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2002 and 2003 and the Six Months Ended June 30, 2003 and 2004 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II—Valuation and Qualifying Accounts	F-35
Unaudited Pro Forma Condensed Consolidated Financial Information
Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information	F-36
Unaudited Pro Forma Condensed Consolidated Statement of Operations	F-37
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations	F-38
Jeux Hexacto, Inc.
Report of Independent Auditors	F-39
Balance Sheets as of December 31, 2002 and July 2, 2003	F-40
Statement of Income for the Year Ended December 31, 2002 and for the Six-Month Periods Ended July 2, 2003 and June 30, 2002 (Unaudited)	F-41
Statement of Stockholders' Equity (Deficiency) for the Year Ended December 31, 2002 and the Six-Month Period Ended July 2, 2003	F-42
Statement of Cash Flows for the Year Ended December 31, 2002 and the Six-Month Periods Ended July 2, 2003 and June 30, 2002 (Unaudited)	F-43
Notes to Financial Statements	F-44

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of JAMDAT Mobile Inc.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of JAMDAT Mobile Inc. and its subsidiaries (the "Company") at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed on the index and appearing on page F-35 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

Los Angeles, California
June 21, 2004, except for Note 19 as to which the date is September 7, 2004

JAMDAT Mobile Inc.

Consolidated Balance Sheets

(Dollars in thousands, except share and per share data)

				Pro Forma Stockholders' Equity As of June 30, 2004
	As of December 31,
			As of June 30, 2004
	2002	2003
			(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$8,042	$11,133	$7,165
Restricted cash	59	830	11
Accounts receivable, net of allowance for doubtful accounts of $0, $72, and $72 (unaudited), respectively	971	4,726	8,162
Prepaid expenses and other current assets	135	608	1,260
Prepaid royalties	221	555	451

Total current assets	9,428	17,852	17,049
Property and equipment, net	567	834	1,499
Goodwill	—	3,789	3,665
Intangible assets, net	—	450	351
Other non-current assets	46	154	842

Total assets	$10,041	$23,079	$23,406

Liabilities, Convertible Redeemable Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	$226	$544	$833
Accrued expenses and other liabilities	318	2,399	2,281
Deferred revenue	300	819	360
Current portion of notes payable	136	2,327	166

Total current liabilities	980	6,089	3,640
Notes payable, net of current portion	97	61	15

Total liabilities	1,077	6,150	3,655

Commitments and contingencies (See Note 17)
Convertible redeemable preferred stock, par value $0.0001, 26,407,408 shares authorized, issued and outstanding at December 31, 2002 and 33,941,655 shares authorized, issued and outstanding at December 31, 2003 and 33,941,655 shares authorized, issued and outstanding (unaudited) at June 30, 2004 actual, and 33,941,655 shares authorized (unaudited) and no shares issued and outstanding on a pro forma basis at June 30, 2004	21,700	32,608	32,608	—
Stockholders' deficit:
Common stock, $0.0001 par value; 100,000,000 shares authorized at December 31, 2002 and 70,000,000 shares authorized at December 31, 2003 and June 30, 2004; 4,028,315 and 4,082,981 shares issued and outstanding at December 31, 2002 and 2003, respectively, and 4,593,253 (unaudited) shares issued and outstanding at June 30, 2004 actual, and 15,907,129 (unaudited) shares on a pro forma basis at June 30, 2004	1	1	1	$2
Additional paid-in capital	1,003	5,845	11,375	43,982
Notes receivable from stockholders	(456)	(536)	(729)	(729)
Deferred stock-based compensation	(192)	(940)	(4,505)	(4,505)
Accumulated other comprehensive income	—	99	(12)	(12)
Accumulated deficit	(13,092)	(20,148)	(18,987)	(18,987)

Total stockholders' (deficit) equity	(12,736)	(15,679)	(12,857)	$19,751

Total liabilities, convertible redeemable preferred stock and stockholders' deficit	$10,041	$23,079	$23,406

The accompanying notes are an integral part of these consolidated financial statements.

JAMDAT Mobile Inc.

Consolidated Statements of Operations

(Dollars in thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenues(1)	$90	$1,592	$13,470	$4,174	$15,479
Cost of Revenues	202	1,097	1,998	653	2,360

Gross profit (loss)	(112)	495	11,472	3,521	13,119

Operating Expenses:
Research and development	3,365	3,995	7,338	2,669	5,054
Selling and marketing	743	1,023	3,245	1,039	2,312
General and administrative	1,234	1,876	3,889	1,296	3,054
Acquired in-process research and development	—	—	103	—	—
Stock-based compensation(2)	67	90	4,030	2,874	1,498

Total operating expenses	5,409	6,984	18,605	7,878	11,918

Income (loss) from operations	(5,521)	(6,489)	(7,133)	(4,357)	1,201
Interest and other income (expense), net	251	52	77	95	(40)

Net income (loss)	$(5,270)	$(6,437)	$(7,056)	$(4,262)	$1,161

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	99	—	(111)

Comprehensive income (loss)	$(5,270)	$(6,437)	(6,957)	$(4,262)	$1,050

Net income (loss) per common share:
Basic	$(4.29)	$(3.33)	$(2.67)	$(1.75)	$0.35

Diluted	$(4.29)	$(3.33)	$(2.67)	$(1.75)	$0.25

Weighted average shares used in computing net income (loss) per common share:
Basic	1,227,445	1,932,900	2,643,825	2,441,220	3,334,844

Diluted	1,227,445	1,932,900	2,643,825	2,441,220	4,651,786

(1) Includes revenues from a related party amounting to $33, $410, $2,462, $467 and $2,712, respectively, for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003 and 2004. See Note 18.
(2) Stock-based compensation charges are excluded from the following operating expense categories:
Research and development	$17	$21	$1,153	$657	$443
Selling and marketing	11	14	767	523	410
General and administrative	39	55	2,110	1,694	645

Total	$67	$90	$4,030	$2,874	$1,498

The accompanying notes are an integral part of these consolidated financial statements.

JAMDAT Mobile Inc.

Consolidated Statements of Stockholders' Deficit

(Dollars in thousands, except share data)

	Common Stock			Notes Receivable from Stockholders
			Additional Paid-in Capital		Deferred Stock-based Compensation	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balance at December 31, 2000	2,784,445	$1	$247	$(132)	$—	$—	$(1,385)	$(1,269)
Issuance of restricted common stock to employees	623,351	—	143	(121)	—	—	—	22
Repurchase of restricted common stock	(6,198)	—	(1)	—	—	—	—	(1)
Deferred stock-based compensation on common stock	—	—	320	—	(320)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	67	—	—	67
Value assigned to warrant issued in connection with a license agreement	—	—	5	—	—	—	—	5
Net loss	—	—	—	—	—	—	(5,270)	(5,270)

Balance at December 31, 2001	3,401,598	1	714	(253)	(253)	—	(6,655)	(6,446)

Issuance of restricted common stock to employees	861,718	—	275	(237)	—	—	—	38
Repurchase of restricted common stock	(235,001)	—	(27)	34	—	—	—	7
Deferred stock-based compensation on common stock	—	—	29	—	(29)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	90	—	—	90
Value assigned to warrant issued in connection with a license agreement	—	—	12	—	—	—	—	12
Net loss	—	—	—	—	—	—	(6,437)	(6,437)

Balance at December 31, 2002	4,028,315	1	1,003	(456)	(192)	—	(13,092)	(12,736)

Issuance of restricted common stock to employees	58,188	—	19	—	—	—	—	19
Repurchase of restricted common stock	(3,522)	—	(1)	—	—	—	—	(1)
Deferred stock-based compensation on common stock	—	—	4,778	—	(4,778)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	4,030	—	—	4,030
Value assigned to warrant issued in connection with a license agreement	—	—	46	—	—	—	—	46
Interest income from notes receivable from stockholders	—	—	—	(80)	—	—	—	(80)
Effect of changes in foreign currencies	—	—	—	—	—	99	—	99
Net loss	—	—	—	—	—	—	(7,056)	(7,056)

Balance at December 31, 2003	4,082,981	1	5,845	(536)	(940)	99	(20,148)	(15,679)

Issuance of restricted common stock to employees (Unaudited)	410,272	—	197	(170)	—	—	—	27
Issuance of common stock through exercise of warrant (Unaudited)	100,000	—	270	—	—	—	—	270
Deferred stock-based compensation on common stock (Unaudited)	—	—	5,063	—	(5,063)	—	—	—
Amortization of deferred stock-based compensation (Unaudited)	—	—	—	—	1,498	—	—	1,498
Interest income from notes receivable from stockholders (Unaudited)	—	—	—	(23)	—	—	—	(23)
Effect of changes in foreign currencies (Unaudited)	—	—	—	—	—	(111)	—	(111)
Net income (Unaudited)	—	—	—	—	—	—	1,161	1,161

Balance at June 30, 2004 (Unaudited)	4,593,253	1	11,375	(729)	(4,505)	(12)	(18,987)	(12,857)

Assumed conversion of convertible redeemable preferred stock (Unaudited)	11,313,876	1	32,607	—	—	—	—	32,608

Balance at June 30, 2004, pro forma (Unaudited)	15,907,129	$2	$43,982	$(729)	$(4,505)	$(12)	$(18,987)	$19,751

The accompanying notes are an integral part of these consolidated financial statements.

JAMDAT Mobile Inc.

Consolidated Statement of Cash Flows

(Dollars in thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(5,270)	$(6,437)	$(7,056)	$(4,262)	$1,161
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	129	238	483	144	426
Acquired in-process research and development	—	—	103	—	—
Stock-based compensation and warrant amortization	72	102	4,076	2,874	1,498
Non cash interest income, net	—	—	(50)	(61)	(23)
Provision for bad debts, net	—	—	72	—	—
Changes in operating assets and liabilities, net of effect of acquisition:
Accounts receivable	(2)	(956)	(3,335)	(976)	(3,425)
Prepaid expenses and other assets	(35)	(72)	(423)	153	(739)
Prepaid royalties	(350)	83	(159)	(493)	(690)
Accounts payable and accrued expenses	235	148	2,025	346	330
Deferred revenue	—	300	519	(271)	(476)

Net cash used in operating activities	(5,221)	(6,594)	(3,745)	(2,546)	(1,938)

Cash flows from investing activities:
Purchases of property and equipment	(576)	(287)	(464)	(122)	(962)
Restricted cash	(850)	791	(771)	21	819
Business acquisition	—	—	(2,566)	(139)	—

Net cash provided by (used in) investing activities	(1,426)	504	(3,801)	(240)	(143)

Cash flows from financing activities:
Collection of note receivable from preferred stockholder	413	—	—	—	—
Net bank facilities repayments (borrowings)	358	(126)	(362)	(66)	(395)
Proceeds from issuance of convertible preferred stock, net	12,000	8,000	10,908	—	—
Proceeds from issuance of restricted common stock	22	38	18	1	27
Proceeds from issuance of common stock upon exercise of warrants	—	—	1	—	270
Repurchase of restricted stock	(1)	7	(1)	—	—
Payment of note payable	—	—	—	—	(1,837)

Net cash provided by (used in) financing activities	12,792	7,919	10,564	(65)	(1,935)

Effect of exchange rate changes on cash	—	—	73	12	48
Net increase (decrease) in cash and cash equivalents	6,145	1,829	3,091	(2,839)	(3,968)
Cash and cash equivalents, beginning of period	68	6,213	8,042	8,042	11,133

Cash and cash equivalents, end of period	$6,213	$8,042	$11,133	$5,203	$7,165

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$9	$24	$26	$14	$28

Supplemental disclosure of non-cash financing activities:
Issuance of restricted common stock for notes receivable	$121	$237	$—	$—	$170

Issuance of warrant in connection with license agreement	$—	$12	$46	$—	$—

Interest income from notes receivable	$—	$—	$80	$61	$23

Acquisition financed with note payable	$—	$—	$1,819	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

JAMDAT Mobile Inc.

Notes to Consolidated Financial Statements

(Information as of June 30, 2004 and
for the six months ended June 30, 2003 and 2004 is unaudited)

1.    The Company and Liquidity and Capital Resources

The Company

        JAMDAT Mobile Inc., a Delaware corporation (the "Company"), is a publisher of wireless entertainment applications, primarily games, for mobile phones. The Company's applications are developed internally as well as through external third-party developers and are distributed through wireless carriers around the world. The Company commenced operations in March 2000 as a majority owned subsidiary of eCompanies Wireless Enterprises LLC ("eCompanies"). In connection with the issuance of Series B Preferred Stock in February 2001, the Company no longer was majority owned by eCompanies.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of JAMDAT Mobile Inc. and its wholly-owned subsidiaries, JAMDAT Mobile (Canada Holdings) Inc., JAMDAT Mobile (Canada) ULC ("JAMDAT Canada"), JAMDAT Mobile (UK) Ltd. and JAMDAT Mobile (Japan) Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to collectibility of customer accounts, the value assigned to and estimated useful lives of long-lived assets, the realization of tax assets and estimates of tax liabilities, valuation of equity securities and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Interim Financial Information

        The interim financial information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited but has been prepared on a basis consistent with the audited consolidated financial statements and includes all normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of its financial position at such date and its results of operations and cash flows for the periods. Operating results for the six months ended June 30, 2004, are not necessarily indicative of results that may be expected for future periods.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market instruments and certificates of deposit.

Restricted Cash

        Restricted cash includes short-term certificates of deposits that are legally restricted as to withdrawal under the Company's letter of credit agreements with a financial institution. The letter of credit agreements were established to collateralize certain commitments of the Company. At December 31, 2002, the letter of credit related to a financial commitment under a license agreement (see Note 17), which was released in 2003. At December 31, 2003, restricted cash consisted of a letter of credit to secure a note payable related to the acquisition of Jeux Hexacto Inc., ("Hexacto") (see Note 3) which was paid in full in June 2004. At June 30, 2004, restricted cash amounted to $11,000.

Concentration of Credit Risk

        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, to the extent balances exceed limits that are insured by the Federal Deposit Insurance Corporation, and accounts receivable. The Company maintains its cash with major financial institutions.

Fair Value of Financial Instruments

        The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and amounts due under notes payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments and the relatively stable interest rate environment.

Property and Equipment

        Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the related lease. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Maintenance, repairs and minor renewals are expensed as incurred.

Goodwill and Other Intangible Assets

        Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in the acquisition of Hexacto completed in July 2003 (See Note 3). Intangible assets consist of purchased existing technology, customer relationships and other intangible assets, all of which are generally amortized over periods ranging from two to three years. Intangible assets are stated at cost, less accumulated amortization.

        The Company follows the guidance of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which requires that business combinations be accounted for using the purchase method of accounting and acquired intangible assets meeting certain criteria be recorded apart from goodwill. In addition, the Company follows the guidance of SFAS No. 142, "Goodwill and Other Intangible Assets" which requires that purchased goodwill and certain indefinite-lived intangibles no longer be amortized, but instead goodwill is subject to at least an annual assessment for impairment by applying a fair value approach.

Impairment of Goodwill and Long-Lived Assets

        The Company periodically assesses potential impairments of goodwill in accordance with the requirements of SFAS No. 142, "Goodwill and Other Intangible Assets." The Company assesses impairment of other long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by the Company include, but are not limited to, significant underperformances relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. In addition, goodwill is assessed at least annually in accordance with SFAS No. 142. SFAS No. 142 requires a two-step process for evaluating whether goodwill is impaired. The first step of the goodwill impairment test compares the fair value of the Company's assets with their carrying value, including goodwill. If the fair value exceeds the carrying amount, goodwill is not impaired. If the carrying value exceeds the fair value, the Company compares the fair value of goodwill with its carrying value and recognizes an impairment loss for the amount by which the carrying amount exceeds the fair value. Fair value is determined based on comparable market multiples or discounted cash flows where applicable.

        When the Company determines that the carrying value of a long-lived asset, other than goodwill, may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, the Company recognizes an impairment loss. An impairment loss is reflected as the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows, if not.

        To date, the Company has not had an impairment of goodwill or other long-lived assets.

Research and Development

        Costs incurred in the research and development of the Company's software applications are expensed as incurred.

Software Development Costs

        The Company accounts for software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Software development costs incurred in the research and development of software products and enhancements to existing software products are expensed prior to establishment of technological feasibility and capitalized thereafter until the product is available for general release to customers.

Under the Company's current practice of developing new applications, the technological feasibility of the underlying software is not established until substantially all product development is complete, which generally includes the development of a working model. As a result, to date, the Company has not capitalized any costs relating to application development because the costs incurred subsequent to the establishment of technological feasibility of applications have not been significant. In addition, in the future, the Company will consider the following factors in determining if costs can be capitalized: the emerging nature of the wireless entertainment market; the rapid evolution of the platforms and mobile phones on which the Company develops; the lack of pre-orders or sales history for the Company's applications; the high degree of revenue uncertainty associated with an individual application; the lack of the Company's control over the sales channel resulting in uncertainty as to when an application will be available for sale, if at all; and the Company's history and practice of canceling applications throughout each stage of the development process.

Advance or Guaranteed Licensor Royalty Costs

        Advance or guaranteed licensor royalty costs are fees that the Company pays to third-party brand holders for use of their intellectual property, including trademarks or copyrights, in the development of the Company's applications. The Company capitalizes advance or guaranteed royalty payments to licensors and amortizes these amounts to cost of revenues over the period in which revenues for the license will be generated which is typically over the term of the license agreement based on either the agreement execution date or application launch date, depending on the terms of the license agreement.

Advertising Costs

        The Company expenses costs related to advertising as incurred. Advertising expenses were $0, $18,000, and $913,000 for the years ended December 31, 2001, 2002 and 2003, respectively and $112,000 and $467,000 for the six months ended June 30, 2003 and 2004, respectively.

Revenue Recognition

        The Company recognizes revenues in accordance with the guidelines of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104 "Revenue Recognition". The Company recognizes revenues principally from the sale or subscription of its applications to wireless subscribers under distribution agreements with wireless carriers and other distributors in the period in which the applications are purchased or over the period in which the applications are subscribed to, assuming that: fees are fixed and determinable; the Company has no significant obligations remaining and collection of the related receivable is reasonably assured. In accordance with the distribution agreements, the wireless carriers and other distributors are responsible for billing, collecting and remitting to the Company its fees. The wireless carriers and other distributors generally report the final sales data to the Company within 10 to 45 days following the end of each month. When final sales data is not available in a timely manner for reporting purposes, the Company estimates its revenues based on available sales data and historical trends. To date, instances requiring estimates have not been significant. The Company will record differences between estimated revenues and actual revenues in the next reporting period once the actual amounts are determined.

        In accordance with Emerging Issues Task Force ("EITF") 99-19, "Reporting Revenue Gross As a Principal Versus Net as an Agent", the Company recognizes as revenues the net amount the wireless carrier or distributor pays to the Company upon the sale of its applications, net of any service or other fees earned and deducted by the wireless carrier or distributor. The Company has evaluated its wireless carrier and distributor agreements and has determined that it is not the principal when selling its applications through wireless carriers. Key indicators evaluated by the Company include:

  •
  Wireless subscribers directly contract with wireless carriers who have most of the customer service interaction and are generally viewed as the primary obligor by the wireless subscribers;

  •
  Wireless carriers generally have significant control over the type of applications and content that is offered to their wireless subscribers;

  •
  Wireless carriers are directly responsible for billing and collecting fees from wireless subscribers including the resolution of billing disputes;

  •
  Wireless carriers generally pay the Company a fixed percentage of revenues collected from wireless subscribers;

  •
  Wireless carriers generally must approve the price of the applications in advance of their sale to wireless subscribers and the Company's significant carrier customers have the ability to set the ultimate price charged to the wireless subscribers; and

  •
  The Company has limited risks, including no inventory risk and limited credit risk, because wireless carriers generally bear the risk of collecting fees from their subscribers.

        Based on the evaluation of these factors, the Company believes that recognizing revenues on a net basis is appropriate for the wireless carrier or other distributor relationships where the above noted indicators are present.

        The Company also derives revenues from licensing agreements with mobile phone manufacturers who embed the Company's applications directly into their mobile phones. Generally, these manufacturers pay a per unit license fee for each mobile phone manufactured with an embedded application. Manufacturers generally report final manufacturing data within 45 days after the end of the quarter in which such activity takes place. The Company recognizes revenues from these arrangements in the quarter that the manufacturing activity takes place assuming: fees are fixed and determinable, the Company has no significant obligations remaining and collection of the related receivable is reasonably assured. We also derive revenues from the sale of some of our applications, including PC and PDA products, through Internet portal sites and retail stores. Revenues from these arrangements are recognized upon delivery assuming: fees are fixed and determinable; the Company has no remaining obligations; and collection of the related receivable is reasonably assured.

        In addition, the Company has generated limited revenues from providing consulting services to carriers or for developing applications for their networks. In the event that the Company receives upfront payments for these activities, revenues are generally recognized upon delivery or over the contractual term depending on the underlying contractual obligations. Revenues under these types of arrangements are not anticipated to be significant in the future.

        Deferred revenues generally consist of up front payments from wireless carriers or other distribution partners for development or other services that the Company is not recognizing until the Company fulfills its underlying contractual obligations and the related revenues are earned.

Accounting for Stock-Based Compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and complies with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference between the deemed fair value of the Company's common stock and the exercise price on the date of grant. The Company accounts for non-employee stock-based awards, in which goods or services are the consideration received for the equity instruments issued, in accordance with the provisions of SFAS No. 123 and related interpretations.

        The following table illustrates the effect on net loss attributable to common stockholders and net loss per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (amounts in thousands, except share and per share data).

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
	(in thousands)
Net income (loss):
As reported	$(5,270)	$(6,437)	$(7,056)	$(4,262)	$1,161
Stock-based compenstation expense included in reported net income (loss)	67	90	4,030	2,874	1,498
Stock-based compensation expense determined under the fair value method	(74)	(95)	(4,730)	(2,874)	(4,170)

Pro forma	$(5,277)	$(6,442)	$(7,756)	$(4,262)	$(1,511)

Net income (loss) per common share—basic:
As reported	$(4.29)	$(3.33)	$(2.67)	$(1.75)	$0.35
Per share effect of stock-based compensation expense included in reported net income (loss)	0.05	0.05	1.52	1.18	0.45
Per share effect of stock-based compenstion expense determined under the fair value method	(0.06)	(0.05)	(1.78)	(1.18)	(1.25)

Pro forma	$(4.30)	$(3.33)	$(2.93)	$(1.75)	$(0.45)

Net income (loss) per common share—diluted:
As reported	$(4.29)	$(3.33)	$(2.67)	$(1.75)	$0.25
Per share effect of stock-based compensation expense included in reported net income (loss)	0.05	0.05	1.52	1.18	0.32
Per share effect of stock-based compenstion expense determined under the fair value method(1)	(0.06)	(0.05)	(1.78)	(1.18)	(1.02)

Pro forma	$(4.30)	$(3.33)	$(2.93)	$(1.75)	$(0.45)

(1)
For the six-months ended June 30, 2004 this amount includes a $0.23 impact for the dilutive effects of stock-based compensation.

        The key assumptions used for the determination of the fair value of stock and employee stock purchase plans are further described in Note 11. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services."

Net Income (Loss) Per Common Share

        The Company computes net income (loss) per common share in accordance with SFAS No. 128, "Earnings per Share" and SEC SAB No. 98. Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted net income (loss) per common share gives effect to common stock equivalents; however, potential common shares are excluded if their effect is antidilutive. Potential common shares are comprised of common stock subject to repurchase rights and incremental shares of common stock issuable upon the exercise of stock options and warrants and upon conversion of Founders Preferred, and Series B, C and D convertible redeemable preferred stock.

Unaudited Pro Forma Net Income (Loss) Per Share and Unaudited Pro Forma Stockholders' Equity

        Unaudited pro forma net income (loss) per share for the year ended December 31, 2003 and for the six months ended June 30, 2004, is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock outstanding, including the pro forma effects of the automatic conversion of the Company's convertible redeemable preferred stock into shares of the Company's common stock effective at the time of the Company's initial public offering as if such conversion occurred on January 1, 2003 and 2004, respectively, or at the date of original issuance, if later.

        Unaudited pro forma stockholders' equity in the consolidated balance sheet gives effect to the assumed conversion of the outstanding shares of convertible redeemable preferred stock that will automatically convert into shares of common stock immediately prior to the completion of the initial public offering contemplated by this prospectus.

Comprehensive Income (Loss)

        Comprehensive income (loss) generally represents all changes in stockholders' equity during the period except those changes resulting from investments by, or distributions to, stockholders. The primary components of comprehensive income (loss) are net income (loss) and foreign currency translation adjustments related to the Company's foreign operations.

Segment Information

        The Company uses the "management approach" in determining reportable business segments. The management approach designates the internal organization used by management for making operating decisions and assessing performance as the source for determining the Company's reportable segments. Based on this assessment, the Company has determined it operates in one reportable business segment.

Income Taxes

        The Company uses the liability method of accounting for income taxes, under which deferred taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Foreign Currency Translation

        For each of the Company's foreign subsidiaries, the functional currency is its local currency. Assets and liabilities of foreign operations are translated into U.S. dollars using current exchange rates, and revenues and expenses are translated into U.S. dollars using average exchange rates. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders' deficit.

        Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency. There were no foreign currency gains or losses during the years ended December 31, 2001 and 2002, and the six month period ended June 30, 2003 as the Company did not generate revenue from its foreign operations until the third quarter of 2003. Included in interest and other income (expense), net in the consolidated statement of operations are foreign currency transaction gains of $14,000 for the year ended December 31, 2003 and $52,000 in foreign currency transaction losses for the six month period ended June 30, 2004.

Reclassifications

        Certain prior year amounts have been reclassified to conform with the current year presentation.

Recent Accounting Pronouncements

        Effective the first quarter of 2003, the Company adopted EITF No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." EITF No. 02-16 addresses how a retailer should account for vendor credits and cash consideration received from a vendor. Adoption of the provisions of EITF No. 02-16 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In February 2003, the EITF issued EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF No. 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria should be considered separately for separate units of accounting. The guidance in EITF No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities that fall within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 changes the accounting for certain financial instruments that under previous guidance could be classified as equity, or "mezzanine" equity, by now requiring those instruments to be classified as liabilities in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 was generally effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In November 2003, the EITF reached a consensus on Issue No. 03-10, "Application of EITF 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF No. 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. EITF No. 03-10 is effective for the first interim period beginning after November 25, 2003. The adoption of the provisions of EITF No. 03-10 in March 2004 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In December 2003, the SEC issued SAB No. 104. This staff accounting bulletin revises or rescinds certain sections of SAB 101, which gives interpretation guidance about revenue recognition. SAB 104 makes this interpretive guidance of SAB 101 consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 in December 2003 did not have a material impact on the Company's financial position, results of operations or cash flows.

3.    Acquisition of Hexacto

        On July 3, 2003, the Company, through its wholly-owned subsidiary, JAMDAT Canada, acquired the assets of Hexacto, a developer of software for the wireless, PC and PDA markets, located in Montreal, Quebec. The purchase price was comprised of $2.2 million in cash and a note payable to the seller of up to $1,819,000, including a contingent portion of up to $1,000,000 based on the achievement of revenue milestones set forth in the purchase agreement for the year ended December 31, 2003. The contingent portion of the purchase price was accounted for as additional purchase price based on an evaluation of the relevant criteria of EITF No. 95-8 "Accounting for Contingent Consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination." The note payable requires payment of principal and accrued interest on or before July 2, 2004. The contingent portion of $1,000,000 bears interest at 7% per annum. The non-contingent portion of $819,000 does not bear interest and was recorded at its net present value of $764,000 at the date of acquisition. Interest expense on the note payable was accrued or imputed in the accompanying consolidated statement of operations. As of December 31, 2003, the Company accrued the entire contingent portion of the purchase price as management determined that the revenue milestones had been met and the contingent purchase consideration would be paid. In addition, the Company incurred $353,000 of direct transaction costs related to the acquisition. In June 2004, the principal and interest on the notes payable was paid in full.

        The results of operations of Hexacto and the estimated fair market values of the acquired assets and liabilities have been included in the consolidated financial statements from the date of the acquisition. The components of the aggregate costs of the transaction are as follows (in thousands):

Cash	$2,223
Discounted value of note payable ($819 face value)	764
Contingent portion of note payable	1,000
Transaction costs	353

$4,340

        The purchase price for the Hexacto transaction was allocated to assets acquired and liabilities assumed based on their estimated fair values determined by management with the assistance of a third-party appraiser as follows (in thousands):

		Estimated Amortizable Life
Total tangible assets	$1,034	N/A
Acquired in-process research and development	103	N/A
Existing technology	364	2 years
Existing customer relationships	165	2 years
Other intangibles	42	3 years
Goodwill	3,693	N/A
Other liabilities	(1,061)	N/A

Total purchase price and transaction costs	$4,340

        Acquired in-process research and development ("IPRD") includes the value of products in the development stage that are not considered to have reached technological feasibility or to have alternative future use. Accordingly, this non-recurring item was expensed in the consolidated statement of operations upon consummation of the transaction. IPRD was valued using a discounted cash flow approach commonly know as the "excess earnings" approach.

        Goodwill is comprised of the residual amount of the purchase price over the fair value of acquired tangible and intangible assets. The significant goodwill balance was a result of cost savings value, strategic positioning value and acquiror specific synergy value including the value of the acquired Hexacto workforce when combined with the Company's operations.

        In accordance with the purchase method of accounting, the operating results of Hexacto have been included in the Company's consolidated operating results since the acquisition date, July 3, 2003. If the operating results of Hexacto had been included since the beginning of the period for the years ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2003, the pro forma results of operations of the Company would be as follows (amounts in thousands, except share and per share data):

	Year Ended December 31,
				Six Months Ended June 30, 2003
	2001	2002	2003
				(Unaudited)
Revenues	$311	$2,261	$14,209	$4,913
Loss from operations	$(6,016)	$(6,666)	$(8,010)	$(5,234)
Net loss	$(6,019)	$(6,891)	$(8,109)	$(5,315)
Basic and diluted net loss per common share	$(4.90)	$(3.57)	$(3.07)	$(2.18)
Weighted average shares used in computing basic and diluted net loss per common share	1,227,445	1,932,900	2,643,825	2,441,220

4.    Property and Equipment

        Property and equipment consist of the following (dollars in thousands):

		As of December 31,
	Estimated Useful Life (Years)			As of June 30 2004
		2002	2003
				(Unaudited)
Computer hardware	3	$370	$707	$977
Computer software	3	318	454	735
Furniture, fixtures and equipment	5	184	301	560
Leasehold improvements	1	72	91	238

		944	1,553	2,510
Less accumulated depreciation		(377)	(719)	(1,011)

		$567	$834	$1,499

        Depreciation expense for the years ended December 31, 2001, 2002, and 2003 was $129,000, $238,000, and $342,000, respectively, and was $144,000 and $292,000 for the six months ended June 30, 2003 and 2004, respectively.

5.    Goodwill

        The changes in the carrying value of goodwill related to the acquisition of Hexacto on July 3, 2003 are as follows (in thousands):

Balance at July 3, 2003	$3,693
Effects of currency fluctuation	96

Balance at December 31, 2003	3,789
Effects of currency fluctuation (Unaudited)	(124)

Balance at June 30, 2004 (Unaudited)	$3,665

6.    Intangible Assets

        As of December 31, 2003, intangible assets that were subject to amortization are as follows (in thousands):

	Gross Balance	Accumulated Amortization	Carrying Amount
December 31, 2003:
Acquired technology	$375	$93	$282
Customer relationships	170	39	131
Other intangibles	43	6	37

Total intangible assets	$588	$138	$450

        Amortization expense for all intangible assets was $138,000 for the year ended December 31, 2003. Estimated intangible asset amortization expense for the remaining carrying amount of intangible assets for the years ending December 31 is as follows (in thousands):

2004	$286
2005	155
2006	9

$450

7.    Accrued Expenses and Other Liabilities

        Accrued expenses and other liabilities consist of the following (in thousands):

	As of December 31,
			As of June 30, 2004
	2002	2003
			(Unaudited)
Accrued royalties	$156	$387	$1,139
Accrued payroll and related benefits	—	1,425	497
Accrued vacation	131	224	319
Other	31	363	326

Total accrued expenses and other liabilities	$318	$2,399	$2,281

8.    Notes Payable

        The Company is party to a financing arrangement with Silicon Valley Bank that provides for a $400,000 term loan for the acquisition of property and equipment. On August 10, 2001, the Company borrowed $400,000, requiring 36 equal principal and interest payments, which commenced on September 1, 2001. Borrowings are collateralized by the Company's assets and bear interest at the greater of the bank's prime rate plus 1%, or 8%, per annum. As of December 31, 2003 and June 30, 2004, the outstanding principal balance of the loan was approximately $97,000 and $25,000, respectively, with an interest rate of 8%. The agreement requires the Company to maintain certain financial and non-financial covenants, the most restrictive of which is the maintenance of a minimum quick ratio. The Company is in compliance with all covenants at December 31, 2003 and June 30, 2004.

        As of December 31, 2003, JAMDAT Canada had an operating line of credit with the Bank of Montreal bearing interest at the bank's prime lending rate plus 1.75%. Maximum borrowing of $500,000 Canadian Dollars ("CAD") is based on receivable levels of JAMDAT Canada and is collateralized by all the present and future accounts receivable, work in progress and inventory of JAMDAT Canada, as well as certain other assets of JAMDAT Canada. At December 31, 2003 and June 30, 2004, JAMDAT Canada had available borrowings of up to $59,000 ($77,000 CAD) and $321,000 ($430,000 CAD), respectively under this credit facility, and $326,000 ($423,000 CAD) and $52,000 ($70,000 CAD) outstanding, respectively. The credit facility requires JAMDAT Canada to maintain certain financial and non-financial covenants, the most restrictive of which is maintaining minimum working capital and debt to net tangible asset ratios. JAMDAT Canada is in compliance with these covenants at December 31, 2003 and June 30, 2004. JAMDAT Mobile Inc. guarantees JAMDAT Canada's obligations to the Bank of Montreal.

        JAMDAT Canada has a fixed asset loan with the Bank of Montreal bearing interest at the bank's prime lending rate plus 3%. The loan is collateralized by certain assets of JAMDAT Canada and is payable through February 2006. As of December 31, 2003 and June 30, 2004 the outstanding principal balance of the loan was approximately $28,000 and $21,000, respectively. The loan agreement requires JAMDAT Canada to maintain certain financial and non-financial covenants, the most restrictive of which is maintaining minimum working capital and debt to net tangible asset ratios. JAMDAT Canada is in compliance with these covenants at December 31, 2003 and June 30, 2004. JAMDAT Mobile Inc. guarantees JAMDAT Canada's obligations to the Bank of Montreal.

        The Company entered into a promissory note payable agreement as purchase consideration related to the acquisition of Hexacto (See Note 3). The non interest bearing principal balance on the note was $819,000 which had a discounted carrying value of $793,000 at December 31, 2003. In addition to this amount, the note also includes up to $1,000,000 of contingent consideration related to the acquisition based on the achievement of certain revenue milestones in 2003 for Hexacto as set forth in the purchase agreement. The contingent portion of the note payable bears interest at 7% per annum. In connection with the note payable agreement, the Company also entered into a letter of credit agreement in the amount of $819,000 (See Note 2). Management determined that the requisite revenue milestones were met to earn the full amount of the contingent portion and the amount is included in notes payable in the consolidated balance sheets as of December 31, 2003. In June 2004, the Company paid Hexacto's former stockholders the entire balance of the notes payable including accrued interest amounting to $1,837,000.

        In connection with the acquisition of Hexacto, the Company also assumed a note payable which was originally an obligation of the seller. The uncollateralized obligation is repayable in monthly principal payments of $6,588 through August 2005. As of December 31, 2003 and June 30, 2004, the outstanding principal balance of the note was approximately $125,000 and $83,000, respectively.

        As of December 31, 2003, the remaining principal payments related to the Company's notes payable obligations are as follows (in thousands):

Years Ending December 31,
2004	$2,327
2005	59
2006	2

$2,388

9.    Convertible Redeemable Preferred Stock

        In 2000, the Company issued 5,666,667 shares of Founders Preferred convertible preferred stock (the "Founders Preferred") at $0.30 per share for total cash proceeds of approximately $1,287,000 and a note receivable of $413,000. The note receivable was collected during the year ended December 31, 2001.

        In February 2001 and April 2001, the Company issued 13,333,333 shares of Series B convertible preferred stock ("Series B Preferred") at $0.90 per share for total cash proceeds of approximately $12,000,000.

        In August 2002, the Company issued 7,407,408 shares of Series C convertible preferred stock ("Series C Preferred") at $1.08 per share for total cash proceeds of approximately $8,000,000.

        In October 2003, the Company issued 7,534,247 shares of Series D convertible preferred stock ("Series D Preferred") at $1.46 per share for total cash proceeds of approximately $11,000,000 less approximately $92,000 in stock issuance costs.

        Convertible and redeemable preferred stock consisted of the following as of December 31, 2003 (amounts in thousands, except share and per share data):

	Issuance Price Per Share	Authorized	Shares Issued and Outstanding	Liquidation Value
Founders Preferred	$0.30	5,666,667	5,666,667	$1,700
Series B Preferred	0.90	13,333,333	13,333,333	12,000
Series C Preferred	1.08	7,407,408	7,407,408	8,000
Series D Preferred	1.46	7,534,247	7,534,247	11,000

		33,941,655	33,941,655	$32,700

        The Founders Preferred stock, Series B Preferred, Series C Preferred, and Series D Preferred (collectively the "Preferred Stock") have the following characteristics:

Voting

        The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. The holders of shares of Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

Dividends

        The holders of shares of Preferred Stock are entitled to receive non-cumulative dividends out of funds legally available when and as declared by the Board of Directors, at a rate of 8% per annum, in cash or otherwise and prior and in preference to holders of common stock. No dividends have been declared or paid through December 31, 2003.

Liquidation Preference

        In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series D Preferred stock shall receive for each share an amount equal to the sum of $1.46 per share, plus all declared and unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding Series C Preferred stock, Series B Preferred stock, Founders Preferred stock and common stock. Upon payment to the Series D Preferred stock holders, the holders of the then outstanding Series C Preferred stock shall receive for each share an amount equal to the sum of $1.08 per share, plus all declared and unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding Series B Preferred stock, Founders Preferred stock and common stock. Upon payment to the Series C Preferred stockholders, the holders of the then outstanding Series B Preferred stock shall receive for each share an amount equal to the sum of $0.90 per share, plus all declared and unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding Founders Preferred stock and common stock. Upon payment to the Series B Preferred stockholders, the holders of the then outstanding Founders Preferred stock shall receive for each share an amount equal to the sum of $0.30 per share, plus all declared and unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. Upon payment of all of the holders of the Preferred Stock as discussed above, in the event of a liquidation that is less than $73.3 million, distributions shall be shared between the Series C Preferred stockholders and holders of the then outstanding common stock on a pro-rata basis according to the number of shares of common stock then held and the shares of common stock which the Series C Preferred stockholders have the right to acquire upon the conversion of their Preferred Stock. A liquidation shall be deemed to include (i) a sale, conveyance or disposition of all or substantially all of the assets of the Company, or (ii) a reorganization, merger or consolidation of the Company with or into any other corporation or entity, or exchange of Company securities in which the Company stockholders immediately prior to such transaction, own immediately after such transaction less than fifty percent of the voting securities of the surviving corporation or entity.

Conversion

        The holders of the Preferred Stock may, at any time, convert each share into that number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price ($1.46 for the Series D Preferred, $1.08 for the Series C Preferred, $0.90 for the Series B Preferred, and $0.30 for the Founders Preferred plus all declared and unpaid dividends) by the conversion price in effect at the time. The initial conversion price of Founders Preferred stock, Series B Preferred stock, Series C Preferred stock, and Series D Preferred stock is $0.30, $0.90, $1.08, and $1.46, respectively, and is subject to proportional adjustment for certain dilutive issuances, splits and combinations and other recapitalizations or reorganizations. Conversion is automatic upon the closing of a public offering in which the aggregate proceeds raised exceed $30 million: provided however, that no share of Series C Preferred Stock shall be automatically converted upon the occurrence of a public offering, unless the shares of common stock offered for sale are offered at a price per share that reflects a valuation of the Company that equals or exceeds $73.3 million.

Redemption

        The holders of the outstanding Series B Preferred, Series C Preferred, and Series D Preferred stock may, by written request delivered after October 1, 2010 (the "Redemption Date"), require the Company to redeem the Series B Preferred, Series C Preferred, and Series D Preferred stock by paying in cash a sum equal to the applicable Liquidation Preference per share on the Redemption Date. The Company must redeem from any source of funds legally available as follows: (i) thirty-three and one third percent of all the shares of the Series B Preferred, Series C Preferred and Series D Preferred stock outstanding on or after the Redemption Date, (ii) fifty percent of all the shares of the Series B Preferred, Series C Preferred and Series D Preferred stock outstanding on the first anniversary of the Redemption Date and (iii) one hundred percent of all the shares of the Series B Preferred, Series C Preferred and Series D Preferred stock outstanding on the second anniversary of the Redemption Date.

        The liquidation preference and redemption provision of the Series B Preferred, Series C Preferred and Series D Preferred stock is deemed to be a condition of redemption that is not solely within the control of the Company. As such, the Series B Preferred, Series C Preferred and Series D Preferred stock is classified as a redeemable security and included in the mezzanine section of the balance sheet.

10.    Common Stock and Common Stock Warrants

Common Stock

        Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive non-cumulative dividends whenever funds are legally available and when and as declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding.

        The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of Preferred Sock and all outstanding common stock warrants, plus shares granted and available for grant under the Company's stock option plan. The amount of such shares of common stock reserved for these purposes is as follows:

	December 31, 2003	June 30, 2004
		(Unaudited)
Conversion of Preferred Stock	11,313,876	11,313,876
Outstanding common stock warrants	362,666	262,666
Outstanding common stock options	484,914	650,154
Additional common shares available for grant under the Company's stock option plan	506,396	14,217

	12,667,852	12,240,913

Warrants

        During 2001, the Company issued warrants to purchase a total of 20,666 shares of common stock at exercise prices ranging from $0.27 to $1.35 per share of common stock in consideration for professional services rendered by non-employees. The warrants are exercisable at any time prior to the respective expiration dates ranging from March 2008 to July 2011. The value of these warrants as determined using the Black-Scholes fair value model was not significant. During 2002, 4,000 warrants issued to an outside consultant expired without being exercised. During 2003, 4,000 shares of common stock were issued at an exercise price of $0.27 per share in exchange for a warrant.

        During 2001, the Company issued a warrant to purchase up to 333,333 shares of common stock based on certain milestones at an exercise price of $2.70 per share of common stock. During 2002 this agreement was amended, effectively canceling 83,333 shares under the warrant. The warrant expires in September 2005 and is exercisable in staged intervals based on the completion of certain milestones. As of December 31, 2002, all 250,000 shares remaining under the warrant were vested and exercisable. The fair value of exercisable shares under the warrant approximated $15,000 for the year ended December 31, 2002 and was determined using the Black-Scholes option pricing model with the following assumptions: no dividend yield; risk-free interest rate of 2.41%; 90% volatility; and approximately 4 years until expiration. Charges of $10,000 and $5,000 representing the value of the fully vested warrant were recognized as a cost of revenues during 2002 and 2001, respectively. To date, no shares have been exercised under the warrant.

        During 2002, the Company issued a warrant to purchase up to 100,000 shares of common stock upon the achievement of certain milestones at an exercise price of $2.70 per share. The warrant expires in June 2004 and is exercisable in staged intervals based on the completion of certain milestones. As of December 31, 2002, 66,667 shares were vested and exercisable. The value of the exercisable shares under the warrant approximated $2,000 for the year ended December 31, 2002 and was determined using the Black-Scholes fair value model with the following assumptions: no dividend yield; risk-free interest rate of 3.13, 90% volatility; and approximately 2 years until expiration. During 2003, the remaining 33,333 shares vested and were exercisable. The fair value of the exercisable shares under the warrant approximated $46,000 for the year ended December 31, 2003 as was determined using the Black-Scholes option pricing model with the following assumptions: no dividend yield; risk-free interest rate of 1.19%, 90% volatility; and approximately 1 year until expiration. Charges of $46,000 and $2,000 representing the value of the vested portion of the warrant was recognized as a cost of revenues during the years ended December 31, 2003 and 2002, respectively. Subsequent to December 31, 2003, the warrant was exercised and 100,000 shares of common stock were issued.

11.    Equity Incentive Plan

        In May 2000, the board of directors adopted and the Company's stockholders approved the 2000 Stock Incentive Plan, as amended (the "Plan"), under which 4,042,516 shares of the Company's common stock were reserved for issuance to employees, directors and consultants. The Plan provides for either the direct sale of shares of restricted common stock or the grant of options. Restricted common stock issued under the plan is immediately exercisable and is subject to repurchase over the vesting period with the only restriction being continued employment. Options granted under the plan are exercisable in accordance with the individual option agreements and generally become exercisable upon vesting. Shares subject to the Plan generally vest over a four-year period, twenty-five percent on the first anniversary date of the respective grant agreement and monthly thereafter. Certain award grants call for immediate vesting of up to 25% of the grant with monthly vesting thereafter over 36 months. In addition, the stock awards for certain executive employees have accelerated vesting upon the sale or merger of the Company resulting in a greater than 50% change of control.

        Options granted under the Plan may be incentive stock options or non-statutory stock options. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which options become exercisable. The exercise price of incentive stock options and non-statutory stock options shall be no less than 100% and 85%, respectively, of the fair market value per share of the Company's common stock on the grant date. If an individual owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of fair market value, as determined by the Board of Directors.

        A summary of all employee and director restricted stock and option activity under the Plan is as follows:

	Restriced Stock and Options Available	Options Outstanding	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Balance at December 31, 2000	326,666	—	—
Additional shares reserved	500,000	—	—
Restricted shares and options granted	(679,796)	679,796	$0.24
Exercised	—	(623,350)	$0.24
Repurchased	6,198	—	—

Balance at December 31, 2001	153,068	56,446	$0.24	2,778	$0.24

Additional shares reserved	684,183	—	—
Restricted shares and options granted	(906,488)	906,488	$0.33
Exercised	—	(861,722)	$0.33
Cancelled	7,525	(7,525)	$0.27
Repurchased	235,001	—	—

Balance at December 31, 2002	173,289	93,687	$0.30	28,162	$0.30

Additional shares reserved	775,000	—	—
Restricted shares and options granted	(473,922)	473,922	$0.33
Exercised	—	(54,188)	$0.33
Cancelled	28,507	(28,507)	$0.29
Repurchased	3,522	—	—

Balance at December 31, 2003	506,396	484,914	$0.33	183,658	$0.32

        The following table summarizes information about stock options outstanding and exercisable as of December 31, 2003:

Range of Exercise Prices	Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Number of Shares Exercisable	Weighted- Average Exercise Price
$0.27-$0.48	484,914	9	$0.33	183,658	$0.32

	2001	2002	2003
Weighted average deemed fair value of options granted during the year:
Exercise price equals fair value at grant date	$0.27	$0.33	—
Exercise price less than fair value at grant date	—	—	$2.82

        From January 1, 2004 through June 30, 2004, the Company granted options to purchase 176,659 shares of common stock at a weighted average price of $1.16 per share. At June 30, 2004, 650,154 shares were issuable upon the exercise of outstanding options at a weighted average exercise price of $0.55 per share. At June 30, 2004, 247,010 options were exercisable at a weighted average exercise price of $0.39 per share. 14,217 shares of common stock were available for future issuance at June 30, 2004.

Restricted Stock Grants

        During 2001, 2002, 2003 and the six month period ended June 30, 2004, the Company granted 623,350, 864,500, 54,188 and 410,272 shares of restricted common stock, respectively, to certain employees, directors, and consultants at prices ranging from $0.09 to $0.48 per share, respectively, in exchange for cash proceeds of $22,000, $38,000, $18,000 and $27,000, respectively, and for certain individuals in accordance with the original terms of their stock grants, the issuance of notes receivable from stockholders of $121,000, $237,000, $0 and $170,000, respectively. The notes receivable from stockholders issued in 2000, 2001 and 2002, were partial recourse and accordingly were accounted for as non-recourse notes in accordance with EITF 95-16 "Accounting for Stock Compensation Arrangements with Employee Loan Features under APB Opinion No. 25." The stockholder notes did not meet the requirements for fixed accounting under EITF 95-16 as the interest was specified as non-recourse and as such the Company accounted for the underlying stock awards on a variable basis and recorded deferred stock-based compensation and the related stock-based compensation expense for the difference between the initial exercise price and increases in the deemed fair value of the underlying stock awards at the end of each reporting period. On April 15, 2003, the notes were amended and modified to full recourse for interest and principal resulting in fixed accounting and a final measurement of deferred stock-based compensation for the underlying shares based on the deemed fair value of the common stock at that date. Cumulative deferred stock-based compensation recognized on these awards through the final measurement date in April 2003 amounted to $3,931,000.

        The owners of the restricted common stock have all the rights of common stockholders, including the right to vote the shares held and to receive any dividends and other distributions paid with respect to such common stock. The Company has the right to repurchase unvested restricted common shares purchased with cash at the original exercise price in the event of termination of employment. For the restricted common shares purchased with notes receivable, the Company has the right to repurchase the unvested restricted shares at the lower of the exercise price or fair market value on the date of repurchase in the event of termination of employment. During 2001, the Company repurchased 6,198 shares at a price of $0.09 per share. During 2002, the Company repurchased 235,001 shares at prices ranging from of $0.09 to $0.27 per share. During 2003, the Company repurchased 3,522 shares of such stock at prices ranging from $0.27 to $0.33 per share. The Company did not repurchase any shares of restricted stock during the six month periods ended June 30, 2003 and 2004. At December 31, 2002 and 2003, and the six months ended June 30, 2004, the Company had 1,664,698, 871,805, and 985,377 unvested shares of restricted common stock, respectively.

Deferred Stock-based Compensation

        In addition to the deferred stock-based compensation on the restricted shares underlying the amended notes receivable from stockholders, deferred stock-based compensation was also recorded for other restricted stock and option awards that were granted during the year ended December 31, 2003 and the six months ended June 30, 2004. This deferred stock-based compensation represented the difference between the deemed fair value of the Company's common stock for financial accounting purposes and the exercise price of those stock awards at the date of grant.

        During the 12-month period ended June 30, 2004, the Company granted stock awards and options with exercise prices as follows:

Grants Made During The Month Ended	Number of Shares and Options Granted	Exercise Price Per Share	Deemed Fair Value Per Share	Intrinsic Value Per Share	Deferred Stock-based Compensation (In 000's)
July 2003	374,194	$0.33	$2.91	$2.58	$965
August 2003	1,667	0.33	3.39	3.06	5
September 2003	24,333	0.33	3.54	3.21	78
December 2003	14,017	0.48	5.43	4.95	69
March 2004	415,667	0.48	9.00	8.52	3,541
April 2004	33,333	0.48	9.60	9.12	304
April 2004	88,844	1.32	9.60	8.28	736
May 2004	5,000	1.32	10.14	8.82	44
June 2004	48,667	1.32	10.38	9.06	441
Impact of cancellations	—	—	—	—	(9)

	1,005,722				$6,174

        The deemed fair values for financial accounting purposes were not based on a contemporaneous valuation performed by an unrelated valuation specialist but rather were determined based on a retrospective valuation performed by management. The deemed fair valuation of the Company's common stock was determined using a combination of a market approach at several key dates and straight line interpolation of the deemed fair value at those dates to the contemplated initial public offering price. Management's valuation took into consideration the following factors:

  •
  Key company milestones;

  •
  Third party preferred stock investments and related common stock implied value based on preferred stock preferences;

  •
  Comparable company analysis;

  •
  Key industry and market factors; and

  •
  Contemplated initial public offering price per share.

        The amortization of deferred stock-based compensation is being recognized as stock-based compensation in the accompanying consolidated statements of operations over the related graded vesting schedule of the stock awards, which equals the service period.

        During the years ended December 31, 2001, 2002 and 2003 and the six month period ended June 30, 2004, the Company recorded deferred compensation to stockholders equity of $320,000, $29,000, $4,778,000 and $5,063,000, respectively, related to the final remeasurement of restricted shares underlying the notes to stockholders and the grant of new restricted common stock and option awards. Amortization of deferred stock-based compensation was $67,000, $90,000, $4,030,000 and $2,874,000 and $1,498,000 for the years ended December 31, 2001, 2002, 2003 and the six month periods ended June 30, 2003 and 2004, respectively. Future annual amortization of deferred stock-based compensation for restricted common stock and options as of June 30, 2004 is as follows (in thousands):

Years Ending December 31,
2004	$3,050
2005	1,739
2006	892
2007	289
2008	27

Stock Options Granted to Non-Employees

        During 2001, the Company granted 2,778 stock options to a non-employee consultant under the Plan. The options were exercisable immediately upon issuance. During 2003, all of these options expired unexercised.

Fair Value Disclosure

        The fair value for each option granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Risk free interest rate	4%	4%	4%	5%	4%
Expected life (years)	4	4	2	2	3
Expected volatility	90%	90%	90%	90%	90%
Dividend yield	0%	0%	0%	0%	0%

12.    Income Taxes

        As a result of net operating losses, the Company has not recorded a provision for federal, state or foreign income taxes for the years ended December 31, 2001, 2002 and 2003 and the six months ended

June 30, 2003. In the six months ended June 30, 2004, the Company began to generate taxable income and anticipates that it will be able to utilize net operating loss carryforwards to reduce taxable income generated in the 2004 tax year.

        As of December 31, 2003, the Company had estimated federal and state net operating loss carryforwards of approximately $14,600,000 and $14,000,000, respectively. The federal net operating loss carryforwards will begin to expire in 2020, and the state net operating loss carryforwards will begin to expire in 2010. The Company's ability to utilize net operating loss carryforwards may be limited in the event that a change in ownership, as defined in the Internal Revenue Code, has occurred or will occur in the future.

        The components of the Company's deferred tax assets are (in thousands):

	As of December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$5,301	$6,208
Accruals, reserves and other, net	153	493

	5,454	6,701
Less: Valuation allowance	(5,454)	(6,470)

Deferred tax assets	—	231

Deferred tax liability:
Amortization of intangibles	—	(231)

Net deferred tax assets	$—	$—

        Given its history of operating losses and potential limitations on the utilization of net operating losses as a result of changes in control, the Company has recorded a full valuation allowance against its deferred tax assets as there is uncertainty surrounding the realization of the benefits in future tax returns.

13.    Net Income (Loss) Per Common Share:

        The following table sets forth the computation of basic, diluted and pro forma basic and diluted net income (loss) per share for the periods indicated (amounts in thousands, except share and per share data):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Historical:
Net income (loss)	$(5,270)	$(6,437)	$(7,056)	$(4,262)	$1,161

Weighted average common shares	3,167,087	3,531,540	4,107,936	4,085,964	4,415,080
Weighted average common shares subject to repurchase	1,939,642	1,598,640	1,464,111	1,644,744	1,080,236

Denominator for basic calculation	1,227,445	1,932,900	2,643,825	2,441,220	3,334,844

Weighted average dilutive common stock warrants	—	—	—	—	242,000
Weighted average dilutive common stock options	—	—	—	—	355,290
Weighted average common shares subject to repurchase	—	—	—	—	719,652

Denominator for dilutive calculation	1,227,445	1,932,900	2,643,825	2,441,220	4,651,786

Basic net income (loss) per share	$(4.29)	$(3.33)	$(2.67)	$(1.75)	$0.35

Diluted net income (loss) per share	$(4.29)	$(3.33)	$(2.67)	$(1.75)	$0.25

Unaudited Pro Forma:
Denominator:
Shares used above for basic			2,643,825		3,334,844
Weighted average effect of convertible and redeemable preferred stock:
Founders Preferred			1,888,887		1,888,887
Series B Preferred			4,444,441		4,444,441
Series C Preferred			2,469,133		2,469,133
Series D Preferred			469,165		2,511,415

Unaudited weighted average shares used to calculate unaudited pro forma basic net income (loss) per share			11,915,451		14,648,720

Unaudited pro forma basic net income (loss) per share			$(0.59)		$0.08

Shares used for unaudited pro forma basic calculation above			11,915,451		14,648,720
Weighted average dilutive common stock warrants			—		242,000
Weighted average dilutive common stock options			—		355,290
Weighted average dilutive common shares subject to repurchase			—		719,652

Unaudited weighted average shares used to calculate unaudited pro forma diluted net income (loss) per share			11,915,451		15,965,662

Unaudited pro forma diluted net income (loss) per share			$(0.59)		$0.07

14.    401(k) Savings Plan

      During May 2001, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. To date, there have been no contributions made to the plan by the Company.

15.    Significant Customer Concentrations

        The Company's customers primarily consist of major wireless carriers. Revenues from the Company's customers, which account for more than 10% of the Company's revenues are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenues
Customer-A	4%	49%	50%	68%	40%
Customer-B	37%	26%	18%	11%	18%
Customer-C	28%	0%	0%	0%	0%
Customer-D	22%	1%	0%	0%	0%

        Accounts receivable from the Company's customers, which account for more than 10% of accounts receivable are as follows:

	As of December 31,
			As of June 30, 2004
	2002	2003
			(Unaudited)
Accounts Receivable
Customer-A	75%	48%	40%
Customer-B	12%	2%	5%

16.    Segment and Geographic Region Information

        The Company operates in one industry segment. The Company's headquarters and most of its operations are located in the United States. In 2003, the Company established a European sales office in the United Kingdom and acquired a development studio in Montreal, Canada. Geographic revenue information is based on the source of the revenues. Geographic long lived tangible asset information is based on the physical location of the assets. For the year ended December 31, 2003 the United States and Canada represented 78% and 10% of total revenues, respectively. No other country outside of the

United States and Canada accounted for 10% or more of total revenues. Revenues from unaffiliated customers and long-lived assets by geographic region are as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenues:
United States	$90	$1,416	$10,553	$3,715	$12,223
Canada	—	5	1,375	50	708
Other International	—	171	1,542	409	2,548

	$90	$1,592	$13,470	$4,174	$15,479

	As of December 31,		As of June 30,
	2002	2003	2003	2004
			(Unaudited)
Long-lived assets:
United States	$567	$601	$538	$1,176
International	—	233	7	323

	$567	$834	$545	$1,499

17.    Commitments and Contingencies

Operating Leases

        The Company leases its office space and certain office equipment under non-cancelable operating leases. Total rent expense under these operating leases was approximately $108,000, $192,000 and $250,000, respectively, for the years ended December 31, 2001, 2002 and 2003 and approximately $98,000 and $268,000 for the six month periods ended June 30, 2003 and 2004.

        Future minimum lease payments under non-cancelable operating leases at December 31, 2003 are as follows (in thousands):

Years Ending December 31,	Operating Leases
2004	$386
2005	412
2006	343
2007	325
2008 and Thereafter	673

$2,139

Guaranteed Royalty Payments

        The Company is party to certain agreements with licensors wherein the Company licenses rights to certain brands for consideration of a royalty on future revenues earned on such products by the Company. In connection with several of these agreements, the Company is committed to pay to licensors non-refundable fully recoupable advance royalties upon execution and at future dates.

        Future guaranteed royalty payments under license agreements as of December 31, 2003 are as follows (in thousands):

Years Ending December 31,	Guaranteed Royalties
2004	$370
2005	110
2006	65

$545

Indemnities and Guarantees

        During its normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to the Company's customers in connection with the sale of its products and the licensing of its technology, indemnities for liabilities associated with the infringement of other parties' technology based upon the Company's products and technology, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities and guarantees generally do not provide for any limitation on the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities and guarantees in the accompanying balance sheet and to date, no payments have ever been required under any of these indemnities and guarantees. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from these indemnification provisions, when the required future payment is material.

Litigation

        On December 4, 2003, JAMDAT Canada brought an action in the Court of Quebec, Civil Division, against Nova Media, Inc., a European distributor of certain of JAMDAT Canada's retail products, for unpaid royalties in the amount of 40,425 Euros, and termination of all license agreements entered into with Nova Media. On May 6, 2004, JAMDAT Canada filed an amended compliant to increase its claim for unpaid royalties to 192,265 Euros. On May 20, 2004, Nova Media filed a counterclaim against JAMDAT Canada for breach of confidentiality and bad faith in the amount of 70,000 Euros in connection with an alleged loss of sales and other damages in the amount of 340,000 Euros. The Company believes that the likelihood of an unfavorable outcome is remote and accordingly, no loss accrual is necessary.

        In addition to the foregoing, from time to time, the Company may be involved in other litigation or unasserted claims relating to claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties. The Company may also be subject to claims arising out of the operations in the normal course of business. The Company is not a party to any such other litigation that would have a material adverse effect on the Company's financial position, results of operations or cash flows.

18.    Related Party Transactions

        An affiliate of Sprint PCS, one of the Company's customers, holds an ownership interest in the Company. For the years ended December 31, 2001, 2002 and 2003 and the six month periods ended June 30, 2003 and 2004, the Company generated revenues of $33,000, $410,000, $2,462,000 and $467,000 and $2,712,000, respectively, from this carrier.

        As further discussed in Note 11, the Company has issued notes receivables to certain officers and employees of the Company for the purchase of restricted stock awards. Notes receivable from stockholders totaled $456,000 and $536,000 at December 31, 2002 and 2003 and $729,000 at June 30, 2004, respectively. The notes are collateralized by the underlying common stock and bear interest at interest rates ranging from 5.4% to 10.4% per annum with interest and principal due and payable at the earlier of five years from the date of execution or: (i) for officers and directors, the date immediately proceeding the filing of a registration statement for an initial public offering or acquisition of the Company by a public company; (ii) sale of the underlying common stock or; (iii) upon termination of employment with the Company. The maturity dates on the notes range from December 2005 to March 2009 depending on the original issuance date.

19.    Subsequent Events

        On July 1, 2004, the notes receivable from the Company's named executive officers and certain other employees in the aggregate amount of $673,500, including accrued interest, were fully repaid to the Company.

        On September 7, 2004, the Company's Board of Directors approved a one-for-three reverse stock split of the outstanding shares of common stock. All common stock share and per share information included in these consolidated financial statements has been retroactively adjusted to reflect the impact of the reverse stock split. The preferred stock will not be split but rather the conversion prices of the preferred stock will be adjusted to $0.90, $2.70, $3.24, and $4.38 for the Founders Preferred, Series B Preferred, Series C Preferred and Series D Preferred, respectively. Accordingly, the preferred stock will automatically convert into one share of common stock for three shares of preferred stock or 11,313,876 shares of common stock, in the aggregate, upon the closing of the contemplated initial public offering. The assumed conversion of the preferred stock has been reflected in unaudited pro forma stockholders' equity as of June 30, 2004.

JAMDAT MOBILE INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(Amounts in thousands)

For the Years Ended December 31,	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Year
2001 Allowance for doubtful accounts	$—	$—	$—	$—
Valuation allowance for deferred tax assets	544	1,464		2,008
2002 Allowance for doubtful accounts	—	—	—	—
Valuation allowance for deferred tax assets	2,008	3,446		5,454
2003 Allowance for doubtful accounts	—	124	52	72
Valuation allowance for deferred tax assets	$5,454	$1,016		$6,470

Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information

        On July 3, 2003, JAMDAT Mobile Inc. (the "Company"), through its wholly owned subsidiary JAMDAT Mobile (Canada), acquired the assets of Jeux Hexacto Inc., ("Hexacto"), a Canadian developer of entertainment software applications for the wireless, PC and PDA markets. The purchase price was comprised of $2.2 million in cash and a note payable to the seller of up to $1,819,000, including a contingent portion of up to $1,000,000 based on the achievement of revenue milestones set forth in the purchase agreement for the year ended December 31, 2003. The note payable requires payment of principal and accrued interest on or before July 2, 2004. The contingent portion of $1,000,000 bears interest at 7% per annum. The non-contingent portion of $819,000 does not bear interest and was recorded at its net present value of $764,000 at the date of acquisition. The Company also incurred $353,000 of direct transaction costs related to the acquisition. The purchase price was allocated to the estimated fair value of assets acquired and liabilities assumed. The estimated fair value of the tangible assets acquired and liabilities assumed approximated the historical cost basis and the purchase price allocation included goodwill of approximately $3.7 million, amortizable intangible assets of approximately $571,000 and immediately expensed acquired in-process research and development of $103,000.

        The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 gives effect to the acquisition of Hexacto as if it had occurred on January 1, 2003 and combines the historical consolidated statement of operations of the Company for the year ended December 31, 2003 with the historical statement of operations of Hexacto for the period January 1, 2003 through July 2, 2003 prior to the acquisition by the Company. The Company's operating results for the year ended December 31, 2003 include the operating results of Hexacto for the period subsequent to the July 3, 2003 acquisition date. The pro forma adjustments give effect to the recurring purchase accounting adjustments.

        The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results that would have occurred if the acquisition had occurred as of the beginning of the period presented and should not be construed as being representative of future operating results or financial position. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the Company's consolidated financial statements and related notes, and the separate Hexacto financial statements and notes thereto, included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2003

(Amounts in thousands, except share and per share data)

	JAMDAT Mobile Inc. Year Ended December 31, 2003	Jeux Hexacto Inc. January 1, 2003 through July 2, 2003	Pro Forma Adjustments		Pro Forma Condensed Consolidated
	(Historical)	(Historical)
Revenues	$13,470	$739	$—		$14,209
Cost of Revenues	1,998	59	138	(1)	2,195

Gross profit	11,472	680	(138)		12,014

Operating Expenses:
Research and development	7,338	297	—		7,635
Selling and marketing	3,245	145	—		3,390
General and administrative	3,889	449	—		4,338
Acquired in process research and development	103	—	—	(2)	103
Stock-based compensation	4,030	528	—		4,558

Total operating expenses	18,605	1,419	—		20,024

Income (loss) from operations	(7,133)	(739)	(138)		(8,010)
Interest and other income (expense), net	77	(49)	(127	)(3)	(99)

Net loss	$(7,056)	$(788)	$(265)		$(8,109)

Basic and diluted net loss per common share	$(2.67)				$(3.07)

Weighted average shares used in computing net loss per common share:	2,643,825				2,643,825

See the accompanying notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

(Dollars in thousands)

        Pro forma adjustments giving effect to the acquisition of Hexacto as if the acquisition had occurred as of January 1, 2003 for the pro forma statements of operations are as follows:

(1)
To record additional amortization expense associated with intangible assets created as a result of the acquisition of Hexacto as follows:

Intangible Assets	Gross Balance	Estimated Usefule Life	Annual Amortization	Amortization included in the Company's Historical results from July 3, 2003 through December 31, 2003	Pro Forma Amortization for the Period January 1, 2003 through July 2, 2003
Existing technology	$364	2 years	$186	$93	$93
Existing customer relationships	165	2 years	78	39	39
Other intangibles	42	3 years	12	6	6

	$571		$276	$138	$138

(2)
Acquired in-process research and development charge related to the acquisition of Hexacto. This is a non-recurring item that is directly expensed at closing and is included in the Company's historical results of operations and as such is not adjusted from the unaudited pro forma condensed consolidated statement of operations.

(3)
To record estimated interest expense on the interest bearing portion of the notes payable of $1,000,000 and imputed interest on the non-interest bearing portion at 7% per annum.

Report of Independent Auditors

To the Stockholder of
Jeux Hexacto Inc.

        In our opinion, the accompanying balance sheets and the related statements of income, cash flows and changes in stockholder's equity (deficiency) present fairly, in all material respects, the financial position of Jeux Hexacto Inc. as at July 2, 2003 and December 31, 2002 and the results of its operations and its cash flows for the six-month period ended July 2, 2003 and the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Montreal, Quebec, Canada
June 25, 2004

Jeux Hexacto Inc.
Balance Sheets
(expressed in Canadian dollars)

	As at December 31, 2002 $	As at July 2, 2003 $
Assets
Current assets
Cash and cash equivalents	34,703	16,145
Accounts receivable (note 3)	984,011	1,159,166
Receivable from parent company	—	54,527
Other current assets	—	7,757
Inventories	13,016	3,421

	1,031,730	1,241,016
Property and equipment, net (note 4)	138,871	176,118
Prepaid royalties (note 5)	282,699	331,027

	1,453,300	1,748,161

Liabilities and Stockholder's Equity (Deficiency)
Current liabilities
Bank indebtedness (note 6)	194,770	311,143
Accounts payable and accrued liabilities (note 7)	419,778	887,402
Deferred revenue	58,160	320,214
Payable to parent company	47,840	—
Current portion of long-term debt (note 8)	209,506	337,499

	930,054	1,856,258
Long-term debt and obligations under capital lease (note 8)	85,202	27,777
Other long-term liabilities (note 7)	108,854	53,452

	1,124,110	1,937,487

Stockholder's equity (deficiency)
Share capital (note 9)	548,934	548,937
Additional paid-in capital (note 10)	—	628,082
Accumulated deficit	(219,744)	(1,366,345)

	329,190	(189,326)

	1,453,300	1,748,161

Commitments and contingencies (note 15)
Subsequent events (note 17)

The accompanying notes are an integral part of the financial statements.

Jeux Hexacto Inc.
Statement of Income
(expressed in Canadian dollars)

	For the year ended December 31, 2002 $	For the six-month period ended July 2, 2003 $	For the six-month period ended June 30, 2002 (Unaudited) $
Revenues	1,051,088	1,074,491	387,112
Cost of revenues	60,493	85,707	5,068

	990,595	988,784	382,044

Operating expenses
Research and development, net(1) (note 16)	437,756	432,079	141,136
Selling and administrative(1)	352,456	805,741	116,164
Stock-based compensation (note 10)	—	767,702	—
Depreciation of property and equipment	45,598	57,471	24,933
Other expenses	3,053	36,916	—

	838,863	2,099,909	282,233

	151,732	(1,111,125)	99,811
Interest expense, net	31,860	35,476	23,513

Net income (loss) for the period	119,872	(1,146,601)	76,298

(1) Excludes stock-based compensation as follows:
Research and development	—	523,480	—
Selling and administrative	—	244,222	—

	—	767,702	—

The accompanying notes are an integral part of the financial statements.

Jeux Hexacto Inc.
Statement of Stockholder's Equity (Deficiency)
(expressed in Canadian dollars)

	Class A shares				Total stockholder's equity (deficiency) $
	Shares	Amount $	Additional paid-in capital $	Accumulated deficit $
Balance—December 31, 2001	425,183	374,578	—	(339,616)	34,962
Issuance of Class A shares	108,805	174,356	—	—	174,356
Net income for the year	—	—	—	119,872	119,872

Balance—December 31, 2002	533,988	548,934	—	(219,744)	329,190
Additional paid-in capital	—	—	628,082	—	628,082
Issuance of Class A shares on exercise of stock options	118,810	3	—	—	3
Net loss for the period	—	—	—	(1,146,601)	(1,146,601)

Balance—July 2, 2003	652,798	548,937	628,082	(1,366,345)	(189,326)

The accompanying notes are an integral part of the financial statements.

Jeux Hexacto Inc.
Statement of Cash Flows
(expressed in Canadian dollars)

	For the year ended December 31, 2002 $	For the six-month period ended July 2, 2003 $	For the six-month period ended June 30, 2002 (Unaudited) $
Cash flows from operating activities
Net income (loss) for the period	119,872	(1,146,601)	76,298
Adjustments to reconcile net income to net cash from operating activities
Depreciation of property and equipment	45,598	57,471	24,933
Amortization of licenses	56,276	69,824	4,628
Bad debt expense	4,578	28,653	9,250
Foreign exchange loss	5,753	33,824	(2,046)
Stock-based compensation	—	767,702	—
Changes in operating assets and liabilities
Accounts receivable	(723,961)	(233,468)	(369,969)
Accounts payable and accrued liabilities	272,741	252,451	114,568
Receivable from (payable to) parent company	47,840	(102,367)	5,000
Deferred revenues	28,060	262,054	24,218
Inventories	—	9,595	—
Other current assets	38,930	(7,757)	51,946

	(104,313)	(8,619)	(61,174)

Cash flows from investing activities
Purchases of property and equipment	(59,957)	(94,718)	(15,903)
Purchases of licenses	(152,033)	(96,908)	(71,300)

	(211,990)	(191,626)	(87,203)

Cash flows from financing activities
Proceeds from issuance of Class A shares	174,356	3	150,000
Increase in (repayment of) bank indebtedness	(31,433)	116,373	(77,515)
Repayment of loans	(86,625)	(190,825)	(12,031)
Proceeds from borrowings	294,708	261,393	110,596

	351,006	186,944	171,050

Effect of changes in exchange rates	—	(5,257)	—

Net increase (decrease) in cash and cash equivalents	34,703	(18,558)	22,673
Cash and cash equivalents—Beginning of year	—	34,703	1,313

Cash and cash equivalents—End of year	34,703	16,145	23,986

Supplemental disclosure of cash flow information
Cash paid during the year for interest	(31,861)	(37,499)	(23,513)
Change in unpaid portion of prepaid licenses	186,945	21,244	(114,700)

The accompanying notes are an integral part of the financial statements.

Jeux Hexacto Inc.

Notes to Financial Statements

(Information for the six months ended June 30, 2002 is unaudited)

(expressed in Canadian dollars)

1      Incorporation, business and liquidity and capital ressources

        Jeux Hexacto Inc. (the "Company") develops, markets and publishes interactive video games for personal computers (PCs), wireless devices and online platforms over the Internet. The Company was incorporated on January 1, 2001 under the Quebec Companies Act.

Liquidity and capital resources

        Since inception, the Company has incurred recurring losses and has an accumulated deficit. To date, the Company has funded its operational and capital needs primarily through the net proceeds received from its issuance of shares and debt financing. At July 2, 2003, the Company had total cash and cash equivalents and restricted cash of approximately $16,000 and has approximately $89,000 available on its operating line of credit. However, on July 3, 2003, the Company sold most of its assets and ceased its operations (note 17).

2      Significant accounting policies

Cash and cash equivalents

        Cash and cash equivalents consist of cash on hand, available bank balances and highly liquid investments which have a maturity of three months or less from their acquisition date.

Inventories

        Inventories, which consist of finished products, are stated at the lower of cost (moving weighted average) or market which is defined as net realizable value. The net realizable value of slow-moving inventory was estimated on a title-by-title basis, and the excess of cost over net realizable value was charged to cost of revenues.

Property and equipment

        Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives as follows:

Furniture and office equipment	5 years
Computer hardware and software	3 years
Leasehold improvements	Term of lease

        Maintenance and repairs are charged to operations as incurred.

Use of estimates

        The preparation of financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid royalties

        Prepaid royalties consist primarily of license fees paid or payable to celebrities and other organizations for use of their trade names and contents. The costs of acquiring intellectual property are amortized rateably over their useful lives of up to five years. Management periodically evaluates the future realization of prepaid royalties and should the carrying costs of the licenses exceed the recoverable value based on future undiscounted cash flows, the excess will be charged to operations.

Research and development costs

        All research and development costs are charged to operations as incurred, net of related government assistance.

Income taxes

        The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established if, based upon available evidence, it is more likely than not that some or all of the deferred income tax assets will not be realized.

Lease agreements

        Leases are recorded as capital leases or operating leases. Lease agreements under which virtually all the benefits and risks inherent to the ownership of the leased property are transferred to the Company are recorded as assets and liabilities at the present value of payments as set out in the contract. All other lease agreements are recorded as operating leases and payments under such agreements are accounted for as an expense as they become payable.

Foreign exchange translation

        The functional currency of the Company is the Canadian dollar.

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the rate of exchange prevailing at the date of the transaction. Revenues and expenses are translated at the average exchange rate prevailing during the period. Foreign exchange gains and losses are included in the determination of net income.

Government assistance

        Amounts resulting from government assistance programs, consisting of investment tax credits for research and development, are reflected as reductions of the expenses to which they relate when it is reasonably certain that such assistance will be received.

Stock-based compensation

        The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, and complies with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation". Under APB Opinion No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference between the deemed fair value of the Company's common stock and the exercise price on the date of grant.

Impairment of long-lived assets

        The Company has adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets, including but not limited to licenses, software development, property and equipment and identifiable intangible assets with finite lives, be assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and certain identifiable intangible assets to be held and used by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company periodically re-evaluates the original assumptions of the estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flow in future periods as well as the strategic significance of any intangible asset to the Company's business objectives.

Comprehensive income (loss)

        For the year ended December 31, 2002 and the six month periods ended July 2, 2003 and June 30, 2002 (unaudited), there was no difference between net income (loss) and comprehensive income (loss).

Revenue recognition

        Revenues are recognized when generally accepted accounting principles for recognizing revenues on software transactions are met in accordance with American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended by SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition".

Royalty revenues

        The Company records net revenues as earned (i.e. when the games are downloaded and paid) in accordance with EITF No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent". The Company publishers (resellers) maintain the primary relationships with the customer, manage advertising placement and maintain responsibility for the billing processes. Accordingly, the Company records these royalty revenues on a net basis.

        For those agreements that provide the customers with the right to multiple copies in exchange for guaranteed minimum royalty amounts, revenues are recognized at delivery of the product master or the first copy. Per copy royalties on sales that exceed the guarantee are recognized as earned.

        Revenues for packaged software are recognized when title and risk of loss transfers to the customer, provided that no significant vendor support obligations remain outstanding and that collection of the resulting receivable is deemed probable by management.

Sales returns and other reserves

        Although sales through retail channels are on a no-return basis, the Company allows price protection, returns or other allowances on a negotiated basis. Such estimates are deducted from gross sales.

        Similarly, significant judgment is required to estimate the Company's allowance for doubtful accounts in any accounting period. The Company analyzes customer concentrations and customer creditworthiness when evaluating the adequacy of the allowance for doubtful accounts.

        The interim information for the six months ended June 30, 2002 is unaudited but has been prepared on a basis consistent with the audited financial statements and includes all normal recurring adjustments which in the opinion of management are necessary for the fair presentation of operating results and cash flows for that period.

Recent accounting pronouncements

        Effective the first quarter of 2003, the Company adopted EITF No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor". EITF No. 02-16 addresses how a retailer should account for vendor credits and cash consideration received from a vendor. Adoption of the provisions of EITF No. 02-16 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In February 2003, the Financial Accounting Standards Board ("FASB") issued EITF No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF No. 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting. If the deliverables in the arrangement meet certain criteria, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria should be considered separately for separate units of accounting. The guidance in EITF No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and hedging activities that fall within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 149 is effective for all contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of SFAS No. 149 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 changes the accounting for certain financial instruments that under previous guidance could be classified as equity, or "mezzanine" equity, by now requiring those instruments to be classified as liabilities in the balance sheet. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. SFAS No. 150 was generally effective for all financial instruments entered into or modified after May 31, 2003, and was otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position, results of operations or cash flows.

        In November 2003, the EITF reached a consensus on Issue No. 03-10, "Application of EITF 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers". EITF No. 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. EITF No. 03-10 is effective for the first interim period beginning after November 25, 2003. Adoption of the provisions of EITF No. 03-10 will not have a material impact on the Company's financial position, results of operations or cash flows.

        In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104. This staff accounting bulletin revises or rescinds certain sections of SAB No. 101, which gives interpretation guidance about revenue recognition. SAB No. 104 makes this interpretive guidance of SAB No. 101 consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. Adoption of the provisions of SAB No. 104 in December 2003 will not have a material impact on the Company's financial position, results of operations or cash flows.

3      Accounts receivable

	As of December 31, 2002 $	As of July 2, 2003 $
Accounts receivable (net of allowance of $33,231; December 31, 2002—$4,578)	307,313	575,055
Tax credits receivable	658,661	534,367
Sales taxes	18,037	49,744

	984,011	1,159,166

4      Property and equipment

	As of December 31, 2002
	Cost $	Accumulated depreciation $	Net $
Office furniture and fixtures	45,158	11,106	34,052
Computer hardware	112,321	43,416	68,905
Software	10,286	2,749	7,537
Leasehold improvements	35,900	7,523	28,377

	203,665	64,794	138,871

	As of July 2, 2003
	Cost $	Accumulated depreciation $	Net $
Office furniture and fixtures	65,800	16,585	49,215
Computer hardware	164,284	66,745	97,539
Software	23,168	7,012	16,156
Leasehold improvements	45,131	31,923	13,208

	298,383	122,265	176,118

5      Prepaid royalties

	As of December 31, 2002 $	As of July 2, 2003 $
Cost	338,975	457,127
Less: Accumulated amortization	56,276	126,100

	282,699	331,027

6      Bank indebtedness

        As at July 2, 2003, the Company had an operating line of credit bearing interest at the bank's prime lending rate plus 1.75%. Maximum borrowing of $400,000 is based on receivable levels and is secured by a first ranking hypothec on all the present and future accounts receivable, work in progress and inventories, as well as certain other assets. At July 2, 2003, the Company has drawn $311,143 under this credit facility. Interest expense on financing arrangements approximated $7,495 (2002—$440).

        The Company has agreed to meet certain financial covenants and conditions with respect to its operating line of credit and term loan, all of which have been satisfied at July 2, 2003.

7      Accounts payable and accrued liabilities

	As of December 31, 2002 $	As of July 2, 2003 $
Accounts payable and accrued liabilities	392,087	565,422
Accrued payroll and related expenses	136,545	235,812
Promissory note, without interest (note 10)	—	139,620

	528,632	940,854
Less: Long-term portion of licenses payable	108,854	53,452

	419,778	887,402

8      Long-term debt

	As at December 31, 2002 $	As at July 2, 2003 $
Bank loan, bearing interest at 3% over prime rate, maturing in February 2006 and 85% guaranteed by Investissement Québec	—	44,444
Loan of a maximum amount of $200,000, bearing interest at prime rate plus 1%, repayable in 60 monthly instalments, guaranteed by a first mortgage on the universality of property and a 50% surety bond from the director covering the total commitment to the loan, maturing in August 2008. This loan was subsequently repaid (note 17)	—	136,750
Non-interest bearing loans from Telefilm Canada in the maximum amount of $125,000 and $122,058 for the development of two games, repayable from future sales generated by said games. These loans were subsequently repaid (note 17)	62,500	142,700
Demand loan under the Garantie Québec program on Cité du Multimédia tax credits, bearing interest at 1.75% above prime rate, guaranteed by a movable hypothec on 120% of the tax credit to be received and on 120% of the receivables, goods in process and inventories	173,200	—
Obligations under capital lease, bearing interest at 7.56% and repayable in monthly instalment of $3,325 including principal and interest up to August 2004, secured by the leased property. The lease was subsequently repaid (note 17)	59,008	41,382

	294,708	365,276
Less: Current portion	209,506	337,499

	85,202	27,777

        The aggregate amounts of principal repayments on long-term debt and the future minimum lease payments under capital lease due over the next three years are as follows:

	Long-term debt $	Obligations under capital lease $	Total $
2003	296,117	42,329	338,446
2004	16,666	—	16,666
2005	11,111	—	11,111

	323,894	42,329	366,223
Less: Interest	—	947	947

	323,894	41,382	365,276
Less: Current portion	296,117	41,382	337,499

	27,777	—	27,777

9      Share capital

        Authorized—unlimited as to number

Class A shares, voting, participating, without par value
Class B shares, voting, participating, convertible into one Class E share for each Class B share, without par value
Class C preferred shares, voting, non-participating and retractable upon the death of the holder at the paid-up amount, without par value
Class D preferred shares, voting, non-cumulative at prime rate less 1%, retractable at the paid-up amount, without par value
Class E preferred shares, non-voting, non-cumulative monthly dividend of 1% on the redemption value, retractable at a price equal to the fair market value of the Class B shares when converted into Class E shares, without par value
Class F preferred shares, non-voting, non-cumulative monthly dividend of 1% on the redemption value, retractable at a price equal to the fair market value of the consideration received at issuance, without par value
Class G preferred shares, non-voting, non-cumulative dividend at prime rate plus 1% on the redemption value, retractable at a price equal to the fair market value of the consideration received at issuance, without par value
Class H preferred shares, non-voting, 8% non-cumulative, retractable at the paid-up amount, without par value
Class I preferred shares, non-voting, 8% non-cumulative, redeemable at the paid-up amount, without par value

10    Stock-based compensation

Stock-based compensation plan

        The Company's stock option plan is administered by the Board of Directors. Under the plan, options to purchase Class A shares may be granted to employees, management and officers. The options granted have a term of ten years from the date of grant with vesting periods that vary up to three years.

        During the period ended July 2, 2003, the Company increased the number of shares reserved for issuance under the stock compensation by 14,810, thereby increasing the maximum Class A shares available under the plan to 141,560, of which no Class A shares remain available for future allocation.

        On February 25, 2003, 118,810 options to purchase Class A shares were granted to senior executives. The options were exercised the following day for a total consideration of $3.

        On June 13, 2003, 22,750 options to purchase Class A shares were granted to key employees. The options become exercisable over three years and expire within five years from the date of grant.

        All options were issued below market value and were accounted for under APB Opinion No. 25. The Company recognized a stock compensation expense of $767,702 for the period ended July 2, 2003.

        On June 24, 2003, the Company modified the original terms of 22,750 options in exchange for a promissory note equal to the fair value of the options less exercise price, which amounted to $139,620.

        The following is a summary of all option activity:

	Number of options	Weighted average price exercise $
2003
Outstanding, balance at beginning of year	—	—
Granted	141,560	0.24
Exercised	(118,810)	—
Repurchased	(22,750)	1.52

Outstanding balance at July 2, 2003	—	—

Pro forma net loss information

        As discussed in note 2, the Company applies APB Opinion No. 25 in accounting for its employee stock plans.

        For purposes of the following pro forma disclosures, the fair value of options on their grant date was measured using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 1 month; risk-free interest rate of 3.07%, no dividends and volatility of 71% expected during the expected term. Had compensation expense been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's pro forma net loss for fiscal 2003 would have been as follows:

$
Net loss as reported	1,146,601
Pro forma net loss	1,176,611

11    Income taxes

        There is no provision for income taxes or income tax recovery as the Company has had continuous losses and it is not more likely than not that there will be future taxable income which might offset the current loss carryforward.

        For the period ended July 2, 2003 and the year ended December 31, 2002, a reconciliation of the combined federal and provincial income tax rate with the Company's effective tax rate is as follows:

	December 31, 2002 $	July 2, 2003 $
Expected provision for (recovery of) income taxes at statutory rate	56,340	(538,902)
Stock-based compensation	—	360,820
Tax credits	(187,060)	(8,603)
Unrecognized benefit of temporary differences	5,419	5,764
Unrecognized benefits of tax losses	125,301	180,921

Effective recovery of income taxes	—	—

        As at July 2, 2003, the Company has accumulated non-capital losses for Canadian income tax purposes which are available to reduce income taxes payable in future years. The resulting tax benefits on the tax losses expire as follows:

Expiry	$
2008	225,476
2009	266,598
2010	384,940

        Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31, 2002 $	July 2, 2003 $
Deferred tax assets
Net operating loss carryforwards	182,064	324,492
Property and equipment	3,837	6,311
Accruals and reserves	4,544	7,011

Total deferred tax assets	190,445	337,814

Deferred tax liabilities
Tax credits	(185,370)	(192,143)

Total deferred tax liabilities	(185,370)	(192,143)

Net deferred tax assets (liabilities)
Deferred tax assets	190,445	337,814
Deferred tax liabilities	(185,370)	(192,143)

	5,075	145,671
Valuation allowance	(5,075)	(145,671)

Total net deferred tax assets (liabilities)	—	—

        Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

12    Related party transactions

	For the year ended December 31, 2002 $	For the six-month period ended July 2, 2003 $	For the six-month period ended June 30, 2002 (Unaudited) $
Management fees to parent company	24,000	25,250	—

        These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13    Financial instruments

  Fair value

        The methods and assumptions used to estimate the fair value of each type of financial instrument for which it is reasonably possible to estimate a value are as follows:

        The carrying values of the short-term financial assets and liabilities are reasonable estimates of their fair values because of the short-term maturity of these instruments. Short-term financial assets consist of cash and cash equivalents as well as accounts receivable. Short-term financial liabilities consist of the bank loan and accounts payable.

        The carrying amount of the Company's floating rate long-term debt approximates its fair value as it bears interest at current commercial floating rates. The fair value of the fixed rate long-term debt and obligations under capital lease are based on the rates in effect for financial instruments with similar terms and maturities, and approximates the carrying amount as at July 2, 2003 and December 31, 2002.

  Concentration of credit risk

        The Company sells its products primarily to clients in the United States and Europe. It conducts ongoing reviews of the credit quality of its clients and insures most of its export revenues with Export Development Corporation (EDC), a federal export development agency. Allowances have been established for possible credit losses. Concentration of credit risk related to accounts receivable is limited given the number and types of clients that comprise the Company's client base.

        Sales to five major customers represented 59% and 65% of gross sales in the period ended July 2, 2003 and the year ended December 31, 2002 respectively and 76% (Unaudited) for the six-months ended June 30, 2002. These customers accounted for approximately 54% and 47% of accounts receivable at July 2, 2003 and December 31, 2002, respectively.

14    Segment and Geographic Information

        The Company operates in one reportable segment—development and distributor of interactive entertainment software for leading hardware platforms in the game market. All of the Company's assets are based in Canada. The following information sets forth geographic information on the sales for the period ended July 2, 2003 and the year ended December 31, 2002:

	North America $	Europe $	Asia $	Total $
Year ended December 31, 2002	688,979	315,201	46,908	1,051,088
Period ended July 2, 2003	837,315	233,836	3,340	1,074,491
Six months ended June 30, 2002 (Unaudited)	155,227	195,487	36,398	387,112

15    Commitments and contingencies

  Operating leases

        In addition to capital lease obligations discussed in note 8, the Company is committed under operating sub-leases for rental of office facilities until October 1, 2003. The leases provide for the payment of real estate taxes, operating and other expenses.

        Future minimum annual lease payments, excluding operating costs, and related recoveries are $11,010.

  Indemnities and guarantees

        During its normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to the Company's customers in connection with the sale of its products and the licensing of its technology, indemnities for liabilities associated with the infringement of other parties' technology based upon the Company's products and technology. The majority of these indemnities and guarantees generally do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities and guarantees in the accompanying balance sheet and to date no payments have ever been required under these indemnities and guarantees. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from the indemnification provisions, when the required future payment is material.

16    Government assistance

        The Company incurred research and development expenditures, which are eligible for industry grants in the forms of refundable tax credits. These recorded tax credits are based on management's estimates of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a reduction of research and development expenses. To the extent that actual investment tax credits are different from the estimate, these differences are recorded in the year received as an adjustment of the costs to which they relate.

        Government assistance was recorded as follows:

	For the year ended December 31, 2002 $	For the six-month period ended July 2, 2003 $	For the six-month period ended June 30, 2002 (Unaudited) $
Research and development expenses	435,345	544,672	232,427

17    Subsequent events

  a)
  On July 3, 2003, the Company sold substantially all of its assets to JAMDAT Mobile Inc., a publisher and developer of wireless entertainment content. The purchase price included cash consideration of US$2,318,750, transaction costs, the assumption of liabilities and the issuance of a non-interest bearing promissory note in the amount of US$818,750. In addition, former stockholders of the Company are entitled to additional consideration of up to US$1 million if the combined revenues of the Company and its successor reach certain revenue targets in calendar 2003.

  b)
  Subsequent to this transaction, the Company was wound up.

  c)
  Subsequent to the transaction, JAMDAT Mobile (Canada) ULC ("the successor company") repaid all the long-term debts of the Company except for the bank loan of $44,444.

  d)
  On December 4, 2003, the successor company issued an action before the Court of Quebec, Civil Division, against a distributor of video games claiming unpaid royalties under various license agreements in the amount of €40,425, plus interest and an additional indemnity provided under local law from November 19, 2003, and confirmation of the termination as of November 19, 2003 of all license agreements entered into with the defendant. On May 6, 2004, based on additional information, the successor company amended its action to include Nova Media Verlag GmbH as a defendant and the claim for unpaid royalties was increased to €192,265. On May 20, 2004, the defendants filed a defence and counterclaim claiming an amount of €410,000 based on an alleged breach of a confidentiality covenant under the license agreements. Management of the successor company believes that the likelihood of an unfavorable outcome is remote and accordingly, no loss accrual is necessary.

5,550,000 Shares

Common Stock

PROSPECTUS
September 28, 2004

Lehman Brothers	Merrill Lynch & Co.

UBS Investment Bank

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Related to Our Business
Risks Relating to Our Industry
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
JAMDAT Mobile Inc. Consolidated Balance Sheets (Dollars in thousands, except share and per share data)
JAMDAT Mobile Inc. Consolidated Statements of Operations (Dollars in thousands, except share and per share data)
JAMDAT Mobile Inc. Consolidated Statement of Cash Flows (Dollars in thousands)
JAMDAT Mobile Inc. Notes to Consolidated Financial Statements (Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)
JAMDAT MOBILE INC. SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (Amounts in thousands)
Introduction to Unaudited Pro Forma Condensed Consolidated Financial Information
Unaudited Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2003 (Amounts in thousands, except share and per share data)
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations (Dollars in thousands)
Jeux Hexacto Inc. Balance Sheets (expressed in Canadian dollars)
Jeux Hexacto Inc. Statement of Income (expressed in Canadian dollars)
Jeux Hexacto Inc. Statement of Stockholder's Equity (Deficiency) (expressed in Canadian dollars)
Jeux Hexacto Inc. Statement of Cash Flows (expressed in Canadian dollars)
Jeux Hexacto Inc. Notes to Financial Statements (Information for the six months ended June 30, 2002 is unaudited) (expressed in Canadian dollars)